EXHIBIT 2.01
TELEDYNE TECHNOLOGIES INCORPORATED
TELEDYNE CANADA, INC.
and
DALSA CORPORATION
ARRANGEMENT AGREEMENT
Dated as of December 22, 2010

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings	17
1.3	Number and Gender	17
1.4	Date for any Action	17
1.5	Currency	18
1.6	Accounting Matters	18
1.7	Knowledge	18
1.8	Maple Data Room	18
1.9	Exhibits	18
ARTICLE 2 THE ARRANGEMENT AND RELATED MATTERS		18
2.1	The Arrangement	18
2.2	Implementation Steps by Company	18
2.3	Implementation Steps by Parent	21
2.4	Interim Order	21
2.5	Articles of Arrangement	22
2.6	Cash Proceeds per Share, Option Consideration and DSU Consideration	22
2.7	Proxy Circular	23
2.8	Preparation of Filings, etc.	24
2.9	Dissenting Shareholders	25
2.10	Amendment	25
2.11	List of Shareholders	25
2.12	Shareholder Communications	26
2.13	Withholding	26
2.14	Closing	26
2.15	Timing Adjustment	26
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF MAPLE		27
3.1	Representations and Warranties of Maple	27
3.2	Investigation	27
3.3	Survival of Representations and Warranties	27
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB		27
4.1	Representations and Warranties	27
4.2	Investigation	28
4.3	Survival of Representations and Warranties	28
ARTICLE 5 COVENANTS		29
5.1	Covenants of Maple Regarding the Conduct of Business	29
5.2	Covenants of Maple Regarding the Performance of Obligations	34
5.3	Covenants of Parent and Acquisition Sub Regarding the Performance of Obligations	38
5.4	Mutual Covenants	39
5.5	Filings for Regulatory Approvals	40
ARTICLE 6 CONDITIONS		41
6.1	Conditions to Each Party’s Obligation to Effect the Arrangement	41
6.2	Additional Conditions Precedent to Obligations of Parent and Acquisition Sub	41
6.3	Additional Conditions Precedent to the Obligations of Maple	43
6.4	Notice and Cure Provisions	44
6.5	Merger of Conditions	44
ARTICLE 7 ADDITIONAL AGREEMENTS		44

7.1	Non-Solicitation	44
7.2	Right to Match	47
7.3	Agreement as to Damages	49
7.4	Fees and Expenses	49
7.5	Access to Information; Confidentiality	50
7.6	Insurance and Indemnification	50
7.7	Certain Employee Matters	51
7.8	Maple Name and Locations	51
ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER		52
8.1	Term	52
8.2	Termination	52
8.3	Waiver	54
ARTICLE 9 GENERAL PROVISIONS		54
9.1	Notices	54
9.2	Miscellaneous	55
9.3	Governing Law	55
9.4	Injunctive Relief	55
9.5	Time of Essence	56
9.6	Binding Effect and Arrangement Assignment	56
9.7	Third Party Beneficiaries	56
9.8	Severability	56
9.9	Counterparts	57
Exhibit A To the Arrangement Agreement		1
Exhibit B To the Arrangement Agreement		1
Exhibit C To the Arrangement Agreement		1

ARRANGEMENT AGREEMENT
     THIS ARRANGEMENT AGREEMENT is dated as of December 22, 2010.
BETWEEN:
TELEDYNE TECHNOLOGIES INCORPORATED, a corporation incorporated under the laws of the State of Delaware (“Parent”)
— and —
TELEDYNE CANADA, INC., a corporation incorporated under the laws of the Province of Ontario (“Acquisition Sub”)
— and —
DALSA CORPORATION, a corporation amalgamated under the laws of the Province of Ontario (“Maple” or the “Company”)
        WHEREAS upon the terms and subject to the conditions of this Arrangement Agreement, the Parties intend to complete the Arrangement;
        AND WHEREAS Maple wishes to support and facilitate the Arrangement on the terms and subject to the conditions set forth in this Arrangement Agreement and the Board has concluded that it is in the best interests of Maple to consummate the Arrangement, on the terms and subject to the conditions set forth in this Arrangement Agreement, pursuant to which, inter alia Timber will acquire through Acquisition Sub all of the outstanding common shares of Maple, and the Board has unanimously approved this Arrangement Agreement and intends to recommend that the Arrangement Resolution be approved by the Maple Shareholders, on the terms and subject to the conditions of this Arrangement Agreement;
        AND WHEREAS the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Arrangement and also to prescribe various conditions to the Arrangement;
        NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, the Parties hereto agree as follows:
ARTICLE 1
INTERPRETATION
1.1	Definitions
        In this Arrangement Agreement, unless the context otherwise requires:
“2011 Operating Budget” means the operating budget of Maple and its Subsidiaries for the fiscal year ended December 31, 2011, as described in the document entitled “DALSA Corporation 2011 Operating Plan”, as made available in Maple Data Room;

“Acquisition Sub” means Teledyne Canada, Inc., a corporation incorporated under the laws of the Province of Ontario;
“Acquisition Proposal” means any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, material sale of assets (or any lease, license agreement, technology partnering arrangement or other arrangement having the same economic effect as a material sale of assets), any material sale of securities of Maple or rights or interests therein or thereto, or similar transactions involving Maple and/or its Subsidiaries, or a proposal or offer to do so, or any modification or proposed modification of any of the foregoing, excluding the Arrangement or any transaction to which Parent or Acquisition Sub is a party;
“affiliate” has the meaning ascribed thereto in the Securities Act for the purposes of all parts of the Securities Act except for part XX thereof;
“Amalco” means the corporation continuing from the Amalgamation;
“Amalgamating Corporations” means Acquisition Sub, Maple, each Holdco, DALSA Inc. and DALSA Montreal, Inc. and “Amalgamating Corporation” means any one of them;
“Amalgamation” means the amalgamation of the Amalgamating Corporations pursuant to this Plan of Arrangement;
“Ancillary Software IP” means all written or electronic data, documentation, and materials that explain the structure or use of Software or that were used in the development of Software or are used in the operation of the Software including logic diagrams, flow charts, procedural diagrams, error reports, manuals and training materials, look-up tables and databases;
“Antitrust Laws” means antitrust and competition laws related to merger control under the HSR Act and the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen).
“Arrangement” means the arrangement involving Acquisition Sub and the Company under the provisions of section 182 of the OBCA on the terms and conditions set forth in this Arrangement Agreement resulting, inter alia, in the direct or indirect acquisition by Acquisition Sub of all of the outstanding Maple Shares, all on such terms as are consistent with the provisions hereof, all as more particularly described in the Plan of Arrangement, subject to any amendments, revisions, updates or supplements thereto made in accordance with Section 5.2 of the Plan of Arrangement or made at the direction of the Court in the Final Order;
“Arrangement Agreement” means this arrangement agreement dated as of the date hereof between Parent, Acquisition Sub and Maple, as it may be amended from time to time in accordance with its terms;
“Arrangement Resolution” means the special resolution of the Maple Shareholders approving the Arrangement to be considered at the Special Meeting, substantially in the form of Exhibit A, and any amendments or variations thereto made in accordance with the provisions of this Arrangement Agreement or made at the direction of the Court in the Interim Order;

“Articles of Arrangement” means the articles of arrangement of the Company to be sent to the Director under Section 183 of the OBCA in connection with the Arrangement after the Final Order is made in order for the Arrangement to become effective;
“Board” means the board of directors of Maple;
“BMO Credit Facilities” means the credit facilities of the Company with the Bank of Montreal (“BMO”) pursuant to the Amended and Restated Credit Agreement dated October 27, 2005, as amended December 31, 2008 and December 24, 2009, between the Company, certain of its Subsidiaries and BMO, as agent and lender;
“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in either of Toronto, Ontario, Canada or Los Angeles, California, U.S.A.;
“Cash Proceeds per Share” means $18.25 in cash, subject to adjustment in accordance with Section 2.7 of the Plan of Arrangement;
“Charter Documents” means the articles and by-laws and similar constating documents of a corporation;
“Closing Date” means the earlier of: (a) the date that is three Business Days after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 6 (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date); and (b) the date that is the day prior to the Outside Date, provided that the conditions set forth in Article 6 have been satisfied or, where permitted, waived (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date); or (c) such other date as may be mutually agreed in writing by the Company and the Parent;
“Competition Act” means the Competition Act (Canada), as amended, and the regulations issued thereunder;
“Confidentiality Agreement” means the non-disclosure agreement effective as of September 21, 2010 between Parent and Maple;
“Contaminant” has the meaning given to it in Section (aa)(xiv) of Exhibit C;
“Contract” means any contract, agreement, license, franchise, loan or credit agreement, bond, debenture, note, mortgage, indenture, Guarantee, lease or other commitment, instrument, arrangement, obligation or undertaking, whether oral or written (in each case, including all amendments thereto);
“Court” means the Ontario Superior Court of Justice (Commercial List);
“Credit Facilities” means the BMO Credit Facilities and the ING Credit Facility, collectively;

“CSA” means the Canadian Securities Administrators;
“Deferred Share Unit Plan” means the Deferred Share Unit Plan of the Company dated October 30, 2008;
“Depository” means Computershare Investor Services Inc. at its principal office in Toronto, Ontario or such other person retained by Maple and Parent to act as depositary in connection with the Arrangement;
“Director” means the Director appointed under section 278 of the OBCA;
“Disabling Code” has the meaning given to it in Section (aa)(xiv) of Exhibit C;
“Disclosure Letter” means the disclosure letter of Maple dated the date hereof that has been delivered by Maple to Parent in connection with this Arrangement Agreement;
“Dissent Rights” means the rights of dissent possessed by Maple Shareholders in respect of the Arrangement Resolution as contemplated in the Plan of Arrangement;
“DSU” means a deferred share unit allocated pursuant to the Deferred Share Unit Plan;
“DSU Consideration” has the meaning given to it in Section 2.6(2);
“DSU Trust Agreement” means the employee benefit plan trust agreement dated November 21, 2008 between the Company and the DSU Trustee entered into in connection with the Deferred Share Unit Plan;
“DSU Trustee” means Computershare Trust Company of Canada, as trustee under the DSU Trust Agreement;
“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of the certificate endorsed on the Articles of Arrangement by the Director pursuant to the OBCA;
“Effective Time” means the first moment in time in Toronto on the Effective Date;
“Eligible Shareholder” means a Maple Shareholder or a Holdco Shareholder that has not exercised Dissent Rights and that is not a Non-Resident Shareholder or a Tax-Exempt Shareholder;
“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, Judgments, demands, directives, claims, Liens, investigations, proceedings or written or oral notices of noncompliance or violation by or from any person alleging liability of any kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from the failure to comply with any Environmental Law;

“Environmental Law” means any Law, Judgment, legally binding agreement or Permit issued, promulgated or entered into by or with any Governmental Entity relating to pollution, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), natural resources or human health and safety;
“Environmental Permit” means any Permit required or issued by any Governmental Entity under or in connection with any Environmental Law;
“Executive Retention Agreements” means, collectively, the retention agreements dated as of June 23, 2010 between Maple and each of Brian Doody, Wajid Ali, Jim Roberts, Claude Jean, Edwin Roks, Keith Reuben, Silvio Favrin and Patrick Myles;
“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;
“Fairness Opinion” means the opinion of the financial advisor to the Board or an opinion of the financial advisor to the Special Committee of the Board, in each case, as of the date of this Arrangement Agreement, that the Arrangement is fair, from a financial point of view, to the Maple Shareholders (other than Parent and Acquisition Sub);
“Final Order” means the order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of the Company and Parent, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended (provided that any such amendment shall be acceptable to Parent and the Company, each acting reasonably) on appeal;
“Financial Indebtedness” means in relation to a person (the “debtor”), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers’ acceptance, Guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a Guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred shares (namely shares of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the shares of any other class) or redeemable shares (namely any class or series of shares that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), or (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a Guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other person; for greater certainty, Financial Indebtedness includes obligations and liabilities of another person which would fall within paragraphs (a) to (h) of this definition where such obligations or liabilities are secured by (or where such other person has a right to require that such obligations or liabilities be secured by) a security interest over any property of the debtor even though the debtor has not assumed or become liable for the payment of such obligations or liabilities or receivables sold, assigned, or discounted;
“GAAP” means Canadian generally accepted accounting principles determined with reference to the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;
“German Antitrust Approval” means that either: (i) the German Bundeskartellamt has confirmed the lack of a filing requirement under the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschraenkungen — GWB) in respect of the transactions contemplated in this Arrangement Agreement; (ii) the German Bundeskartellamt has approved the transactions contemplated in this Arrangement Agreement pursuant to section 40 GWB or (iii) the transactions contemplated in this Arrangement Agreement have been deemed to have been approved due to the expiry of the relevant waiting periods provided for in section 40 GWB;
“Government Contract” has the meaning given to it in Section (ww)(i) of Exhibit C;
“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, commissioner. tribunal, board, bureau, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing, or (d) stock exchange, automated quotation system, self regulatory authority or securities regulatory authority, including, without limitation, the TSX;
“Guarantee” of or by any person means any obligation, contingent or otherwise, of such person guaranteeing any Financial Indebtedness of any other person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such person, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Financial Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Financial Indebtedness, (b) to purchase property, securities or services for the purpose of assuring the owner of such Financial Indebtedness of the payment of such Financial Indebtedness or (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Financial Indebtedness; provided, however, that the term Guarantee shall not include endorsements for collection or deposit, in each case in the ordinary course of business;

“Hazardous Material” means petroleum, petroleum hydrocarbons, petroleum products or petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, mold, lead or lead-containing materials, and polychlorinated biphenyls, and any other chemical, material, substance or waste in any amount or concentration (a) that is now or hereafter becomes defined as or included in the definition of “hazardous substances”, “hazardous materials”, “hazardous wastes”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “pollutants”, “deleterious substances”, “dangerous goods”, “corrosive substances”, “regulated substances”, “solid wastes” or “contaminants” or words of similar import under any Environmental Law, or (b) that is otherwise regulated under or for which liability can be imposed under Environmental Law;
“Holdco” means a corporation that satisfies the requirements set forth in Section 2.3 of the Plan of Arrangement;
“Holdco Agreement” means a share purchase agreement, in the form approved by Parent, acting reasonably, to be entered into between Parent, Acquisition Sub, a Holdco and all of the Holdco Shareholders of such Holdco, providing for the transfer of all of the issued and outstanding Holdco Shares of such Holdco to Acquisition Sub in accordance with the Plan of Arrangement and containing (i) the terms and conditions set forth in Section 2.3 of the Plan of Arrangement; (ii) such representations and warranties, terms and conditions and indemnities as Parent and Acquisition Sub may reasonably request; and (iii) the requirement for such Holdco Shareholder to arrange for the provision of a legal opinion of legal counsel to such Holdco in form satisfactory to Parent, acting reasonably, in connection with the transfer of such Holdco Shares, based on customary certificates of officers of such Holdco and assumptions, to the effect that: the Holdco is a subsisting corporation or equivalent under its governing laws; the Holdco Shareholders are the registered holders of all outstanding shares of the Holdco based solely on the registers of the Holdco; all necessary corporate action has been taken by the Holdco to authorize the execution, delivery and performance of the share purchase agreement; the execution, delivery and performance of the share purchase agreement by the Holdco does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of all currently effective articles and by-laws of the Holdco; and the share purchase agreement constitutes a legal, valid and binding obligation of the Holdco enforceable against the Holdco in accordance with its terms;
“Holdco Shareholder” means a holder of Holdco Shares;
“Holdco Shares” means the common shares of a Holdco;
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;
“ICA” means the Investment Canada Act (Canada), as amended, and the regulations issued thereunder;
“IFRS” means International Financial Reporting Standards;
“including” means “including without limitation”, and “include” and “includes” have a corresponding meaning;

“ING Credit Facility” means the ING Credit Facility dated May 6, 2002 between ING Bank and Maple B.V.;
“Intellectual Property” means Software, Ancillary Software IP, trademarks, service marks, brand names, certification marks, trade dress, assumed names, domain names, trade names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not in any jurisdiction; patents, applications for patents (including divisions, provisionals, continuations, continuations in-part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; integrated circuit topographies; industrial designs; non-public information, trade secrets, know-how, formulae, processes, procedures, research records, records of invention, test information, market surveys, software and confidential information, whether patentable or not in any jurisdiction and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not in any jurisdiction, and any renewals or extensions thereof; any similar intellectual property or proprietary rights; and any claims or causes of action (pending, threatened or which could be filed) arising out of any infringement or misappropriation of any of the foregoing;
“Interim Order” means the interim order of the Court to be made pursuant to the application therefor contemplated by Section 2.4;
“IRC” means the United States Internal Revenue Code of 1986, as amended;
“Judgment” means any federal, provincial or local, domestic or foreign, judgment, injunction, order, writ or decree of any Governmental Entity;
“Key Employees” means Brian Doody, Wajid Ali, Claude Jean, Keith Reuben, Jim Roberts, Edwin Roks, Simon Ingram, Patrick Myles and Silvio Favrin and Savvas Chamberlain;
“Law” or “Laws” means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;
“Liens” means any pledges, claims, liens, charges, options, hypothecs, mortgages, security interests, restrictions, adverse rights or any other encumbrances of any kind or nature whatsoever;
“Litigation” means any suit, claim, action, arbitration, investigation or judicial, administrative or regulatory proceeding;
“Mailing Deadline” has the meaning given to it in Section 2.7;

“Major Customer” means the top twenty customers based on the revenues for the calendar year 2010 ending December 9, 2010;
“Major Customer Contract” means any Contract between Maple or any of its Subsidiaries and any Major Customer;
“Major Supplier” means any of the ten largest licensors or other suppliers to Maple and its Subsidiaries determined on the basis of amounts paid by Maple or any of its Subsidiaries in the 12 month period ended September 30, 2010;
“Major Supplier Contract” means any Contract between Maple or any of its Subsidiaries and any Major Supplier;
“Maple” or the “Company” means Maple, a corporation amalgamated under the laws of the Province of Ontario;
“Maple Cash” means the sum of “Cash”, as such term is used in Maple’s consolidated balance sheets comprising part of the Maple Filings and as calculated in accordance with GAAP applied in a manner consistent with the Maple Filings;
“Maple Data Room” means the Maple Data Room posted on the www.services.intralinks.com website under the project name “Project Titanium” as in effect on December 21, 2010;
“Maple Filings” means all reports, press releases, material change reports, prospectuses, management information circulars, annual and interim report s to shareholders, annual information forms, financial statements, and any other document required to be filed with or furnished to the Securities Authorities by Maple since January 1, 2008;
“Maple IP” means Maple Owned IP and material Maple Licensed IP;
“Maple IT Assets” has the meaning given to it in Section (aa)(7) of Exhibit C;
“Maple Leased Real Property” has the meaning given to it in Section (y)(iv) of Exhibit C;
“Maple Licensed IP” means any Intellectual Property licensed to Maple or any of its Subsidiaries;
“Maple Option” means any existing right or option to purchase Maple Shares outstanding under the Maple Stock Option Plan;
“Maple Owned IP” means the Registered Maple IP and all other material Intellectual Property owned by Maple or any of its Subsidiaries as of the date of this Arrangement Agreement;
“Maple Owned Real Property” has the meaning given to it in Section (y)(i) of Exhibit C;
“Maple Personnel” means all current and all former directors, officers, employees, individual or independent contractors, and individual or independent consultants of Maple or any of its Subsidiaries, whether or not active or inactive and including, without restriction, those on a leave of absence due to illness or disability or otherwise;

“Maple Plans” means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered, including each health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive compensation, deferred compensation, change in control, retention, employment, employee loan, severance, share purchase, share compensation, fringe benefit, retiree medical, disability, pension, superannuations, retirement or supplemental retirement plan, to which the Company or any of its subsidiaries is a party or bound or in which any Maple Personnel or former Maple Personnel participate or under which the Company or any of its subsidiaries has or will have, any liability or contingent liability or pursuant to which payments are made, or are required to be made, or benefits are provided to, or any entitlement to payments or benefits may arise with respect to any Maple Personnel or former Maple Personnel (or any spouses, dependents, survivors or beneficiaries of any such persons) in Canada, the United States, the Netherlands, Japan or any other jurisdiction, excluding statutory benefit plans to which the Company or any of its subsidiaries are required to participate;
“Maple Pension Plans” means all Maple Plans providing pension, superannuation benefits or retirement savings including pension plans, top-up pensions or supplemental pensions, “registered retirement savings plans” (as defined in the Tax Act), “registered pension plans” (as defined in the Tax Act), “retirement compensation arrangements” (as defined in the Tax Act) and each “employee benefit pension plan” (as defined in Section 3(2) of ERISA);
“Maple Shares” means the common shares in the capital of Maple;
“Maple Shareholders” means the holders of Maple Shares (including both registered and beneficial holders);
“Maple Software” has the meaning given to it in Section (aa)(xi) of Exhibit C;
“Maple Stock Option Plan” means the stock option plan of Maple established in 1996, as amended in March 2001, March 2004, March 2006 and February 2008;
“Material Adverse Effect” means any fact, change, development, event, occurrence, action, omission or effect that, individually or in the aggregate, results in or is reasonably likely to result in (a) a material adverse effect on the business, assets, properties, financial condition or results of operations of Maple and its Subsidiaries, taken as a whole or (b) that would prevent or materially impede or delay the completion of the Arrangement, in each case, other than any fact, change, development, event, occurrence, action, omission or effect relating to or arising in connection with (i) changes, developments, or events affecting the industry in general in which Maple primarily operates, to the extent that they do not materially disproportionately affect Maple and its Subsidiaries, taken as a whole, in relation to other companies in the industry in which Maple primarily operates, (ii) the economy in general, or financial or capital markets in general, in the United States or Canada or elsewhere in the world, to the extent that they do not materially disproportionately affect Maple and its Subsidiaries, taken as a whole, in relation to other companies in the industry in which Maple primarily operates, (iii) changes (after the date of this Arrangement Agreement) in Law or in GAAP or in accounting standards including the impact thereof on financial statements as at or for a period ending on a date prior to or after the date of this Arrangement Agreement, (iv) the announcement or pendency of this Arrangement

Agreement or the anticipated consummation of the Arrangement, or the completion of the transactions contemplated by this Arrangement Agreement, or the taking of any actions or omission of any action that is required pursuant to this Arrangement Agreement or undertaken pursuant to the written request of another Party, (v) any change in global, national or regional political conditions or any act of war, sabotage or terrorism, or any escalation or worsening of any such act of war, sabotage or terrorism threatened or underway as of the date of this Arrangement Agreement to the extent that they do not materially disproportionately affect Maple and its Subsidiaries, taken as a whole, in relation to other companies in the industry in which Maple primarily operates, (vi) earthquakes, hurricanes, tornados or other natural disasters to the extent that they do not materially disproportionately affect Maple and its Subsidiaries, taken as a whole, in relation to other companies in the industry in which Maple primarily operates or (vii) any decline in the market price, or change in trading volume, of Maple Shares or any failure to meet publicly announced revenue or earnings projections or internal projections (it being understood that, without limiting the applicability of the provisions contained in clauses (i) through (vi) above, the cause or causes of any such decline, change or failure may be deemed to constitute, in and of itself and themselves, a Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred), and references in certain sections of this Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Material Adverse Effect” has occurred;
“Material Contract” means any Contract that:
(a)	if terminated would materially impair the ability of the Company or any of its Subsidiaries to carry on business in the ordinary course or would reasonably be expected to have a Material Adverse Effect;

(b)	provides for obligations or entitlements of the Company, or which has an economic value to the Company or any of its Subsidiaries, in excess of $1,000,000;

(c)	is a Contract that limits or otherwise restricts, in a manner material to the Company and its subsidiaries, taken as a whole, (i) the ability of the Company or any of its subsidiaries to compete in any geographic area or line of business or (ii) the scope of persons to whom the Company or any of its Subsidiaries may sell products or deliver services;

(d)	relates to indebtedness or to the direct or indirect guarantee or assumption by the Company or its subsidiaries (contingent or otherwise) of any payment in excess of $1,000,000;

(e)	is a financial risk management Contract, such as currency, commodity, interest or equity related hedge or derivative Contract;

(f)	relates to the disposition by the Company or any of its subsidiaries after the date of this Arrangement Agreement of assets other than sales of inventory to customers in the normal course of business consistent with past practice;

(g)	is a shareholder, joint venture, alliance or partnership agreement;

(h)	[Intentionally deleted];

(i)	is an agency or other agreement which allows a third party to bind the Company or any of its Subsidiaries, other than powers of attorney granted in the ordinary course of business in respect of matters which individually or in the aggregate are not material to the Company;

(j)	relates to the acquisition during the two years prior to the date of this Arrangement Agreement of a person or business, whether in the form of an asset purchase, stock purchase, amalgamation, merger, consolidation or otherwise to which the Company or any Subsidiaries is a party;

(k)	is a material lease or material license agreement to which the Company or any of its subsidiaries is a party;

(l)	is an employment, consulting, retention, severance, change in control, non-competition, termination or indemnification agreement between the Company or any of its Subsidiaries and any director or officer of the Company holding the position of Executive Vice President or more senior, or any of its subsidiaries or any other employee earning noncontingent cash compensation in excess of $200,000 per year;

(m)	is a labour agreement, collective bargaining agreement or other labour related contracts (including work rules and practices) to which the Company or any of its subsidiaries is a party with respect to any labour union, labour organization, trade union, works council or similar organization or association of employees;

(n)	is a material license, consent to use, non-assertion agreement, settlement agreement or coexistence agreement concerning Intellectual Property to which the Company or any of its Subsidiaries is a party or is a license in respect of material software used by the Company or any of its subsidiaries other than non-customized software subject to customary “shrink-wrap” or “click-through” type contracts;

(o)	is between the Company or any of its Subsidiaries and any Governmental Entity with a value greater than $1,000,000;

(p)	provides for termination, acceleration of payment or other special rights upon the occurrence of a change in control of the Company which is material to the Company; or

(q)	is a Contract on which Maple or any of its Subsidiaries is substantially dependent;
“material fact” has the meaning given to it in the Securities Act;
“Meeting Deadline” has the meaning given to it in Section 2.2(4);

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions — of certain members of the CSA;
“Misrepresentation” has the meaning given to “misrepresentation” in the Securities Act;
“Non-Resident Shareholder” means a Maple Shareholder or a Holdco Shareholder that is: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;
“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as promulgated or amended from time to time;
“Optionholders” means the holders of Maple Options;
“Option Consideration” has the meaning given to it in Section 2.6 (1);
“Order” means any order, directive, decree, judgement, award or writ of any Governmental Entity;
“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person;
“Outside Date” means April 30, 2011 or such later date as may be agreed to in writing by Maple and Parent, provided that the Outside Date shall be automatically extended if the Effective Date does not occur because any condition in Section 6.1(4), Section 6.2(3) or Section 6.2(5) has not been satisfied or any Regulatory Approval has not been obtained, including because the waiting period under the HSR Act or other similar Laws has not expired, until such condition is satisfied or such approval is obtained or denied, or such waiting period expires, as the case may be; provided further, however, in no event shall the Outside Date be extended beyond June 15, 2011;
“Parent” means Teledyne Technologies Incorporated, a corporation incorporated under the laws of the State of Delaware;
“Parties” means Maple, Parent and Acquisition Sub, and “Party” means any one of them;
“Permit” means any certificate, permit, license, franchise, approval, concession, qualification, registration, certification or other authorization of and from any Governmental Entity;
“Permitted Liens” means:
(a)	the reservations, limitations, provisos and conditions expressed in any original grant from the Crown and any statutory exceptions to title;

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, warehousemen, carriers and others arising in the ordinary course of business in respect of the construction, maintenance, repair, or operation or storage of real or immovable, or personal or movable property;

(c)	easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in real or immovable property (including easements, servitudes, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(d)	Liens for Taxes, assessments or governmental charges or levies which relate to obligations not yet due and delinquent or that are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP on the consolidated balance sheet of the Company;

(e)	zoning and building by-laws and ordinances, regulations made by public authorities and other restrictions affecting or controlling the use, marketability or development of real or immovable property that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(f)	agreements with any municipal, provincial or federal governments or authorities and any public utilities or private suppliers of services, including subdivision agreements, development agreements, site control agreements, engineering, grading or landscaping agreements and similar agreements that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(g)	such other minor imperfections or irregularities of title or Liens as do not materially detract from the value or materially interfere with the use of the properties or assets subject thereto or affected thereby; and

(h)	the other Liens that are set out in Schedule 1.1 of the Disclosure Letter;
“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Plan of Arrangement” means the plan of arrangement providing for the Arrangement in the form and having the content of Exhibit B and any amendments, revisions, updates or supplements thereto made in accordance with the provisions hereof or thereof or made at the direction of the Court in the Final Order (with the consent of Parent and Maple, each acting reasonably);
“Pre-Acquisition Reorganization” has the meaning given to it in Section 5.2(12);

“Proxy Circular” means the notice of meeting and management information circular of the Company to be prepared and sent to Maple Shareholders in connection with the Special Meeting, including the exhibits thereto;
“Regulatory Approvals” means the German Antitrust Approval and the US Antitrust Approval collectively;
“Registered Maple IP” means all issued patents, patent applications, registered trade-marks, trade-mark applications, integrated circuit topography registrations, integrated circuit topography applications, trade names, domain names, registered service marks, service mark applications, registered copyrights and mask work rights and applications therefor owned by Maple or any of its Subsidiaries as of the date of this Arrangement Agreement;
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, depositing, spraying, burying, abandoning, seeping, dumping or disposing of a Hazardous Material;
“Response Period” has the meaning given to it in Section 7.2(1)(d);
“Restricted Period” has the meaning given to it in Section 7.1(4);
“related party” has the meaning given to it in MI 61-101;
“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;
“Securities Laws” means the Securities Act and all other applicable Canadian provincial securities laws, rules and regulations thereunder;
“Securities Authorities” means collectively the securities commissions and other securities regulatory authorities in each of the provinces and territories of Canada;
“Shareholder Approvals” means, collectively, (i) the approval of the Arrangement Resolution by not less than 66 2/3% of the votes cast thereon by Maple Shareholders present in person or represented by proxy at the Meeting in accordance with applicable Laws and the Interim Order, and (ii) the approval of the Arrangement Resolution by a majority of the votes cast thereon by Maple Shareholders present in person or represented by proxy at the Meeting, excluding the votes cast thereon that are required to be excluded in accordance with the minority approval requirements of MI 61-101;
“Software” means all types of computer software programs, including operating systems, application programs, software tools, firmware and software imbedded in equipment, including both object code and source code;
“Special Committee” means the special committee of the Board formed on October 28, 2010 and comprised of Savvas Chamberlain, David Buehlow and Eric Rosenfeld;

“Special Meeting” means the special meeting of the Maple Shareholders (including any adjournments or postponements thereof) to be called and held pursuant to the Interim Order to consider and, if thought fit, approve the Arrangement Resolution;
“Subsidiary” of any person means any other person (a) more than 50% of whose outstanding             shares or securities representing the right to vote for the election of directors or other managing authority of such other person are, now or hereafter, owned or controlled, directly or indirectly, by such first person, but such other person shall be deemed to be a Subsidiary only so long as such ownership or control exists, or (b) which does not have outstanding shares or securities with such right to vote, as may be the case in a partnership, joint venture or unincorporated association, but more than 50% of whose ownership interest representing the right to make the decisions for such other person is, now or hereafter, owned or controlled, directly or indirectly, by such first person, but such other person shall be deemed to be a Subsidiary only so long as such ownership or control exists;
“Superior Proposal” has the meaning ascribed thereto in Section 7.1(1);
“Support Agreements” means the support agreements dated the date hereof and made between Parent and the Supporting Shareholders;
“Supporting Shareholders” means Savvas Chamberlain, EXEL Research, Inc., Brian Doody, Eric Rosenfeld, Crescendo Partners II, L.P. Series X and Crescendo Partners III, L.P.;
“Systems” has the meaning given to it in Section (aa)(xiv) of Exhibit C;
“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use taxes, ad valorem taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment/unemployment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges or any kind whatsoever, and any instalments in respect thereof, together with any interest, fines and any penalties or additional amounts imposed by any Taxing Authority (domestic or foreign) on such entity and any interest, fines, penalties, additional Taxes and additions to Tax imposed on such entity with respect to the foregoing and including any amount in respect of the foregoing as a transferee or successor, guarantor or surety or in a similar capacity under any contract arrangement, agreement, understanding or commitment (whether written or oral) or by operation of law;
“Tax Act” means the Income Tax Act (Canada) and the regulators thereunder, as amended from time to time;

“Tax-Exempt Shareholder” means a Maple Shareholder or a Holdco Shareholder that is exempt from Tax under Part I of the Tax Act;
“Tax Return” means any returns, reports, declarations, elections, notices, filings, forms, statements and other documents whether in tangible, electronic or other form and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto made, prepared, filed or required to be made, prepared or filed in respect of Taxes;
“Taxing Authority” means any Governmental Entity exercising regulatory authority in respect of any Taxes;
“Technical Employees” means any Maple Personnel who have specialized scientific or technical knowledge of the products or services being developed or offered by Maple or any of its Subsidiaries;
“Third Party Beneficiaries” has the meaning given to it in Section 9.7;
“Trustees” means Savvas Chamberlain and Adel Sedra;
“TSX” means Toronto Stock Exchange;
“US Antitrust Approval” means any waiting period (and extension thereof) under the HSR Act applicable to the transactions contemplated in this Arrangement Agreement shall have expired or shall have been terminated;
“Vendor Contract” means a Contract to which Maple or any of its Subsidiaries is a party and pursuant to which Maple or any of Subsidiaries contracts to purchase or acquire goods and services; and
“WARN Act” means the Worker Adjustment Retraining Notification Act.
1.2	Interpretation Not Affected by Headings
        The division of this Arrangement Agreement into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Arrangement Agreement. Unless the contrary intention appears, references in this Arrangement Agreement to an article, section, subsection, paragraph or exhibit by number or letter or both refer to the article, section, subsection, paragraph or exhibit, respectively, bearing that designation in this Arrangement Agreement.
1.3	Number and Gender
        In this Arrangement Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.
1.4	Date for any Action
        If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency
        Unless otherwise stated, all references in this Arrangement Agreement to sums of money refer to the lawful money of Canada and “$” or “dollars” refers to Canadian dollars.
1.6	Accounting Matters
        Unless otherwise stated, all accounting terms used in this Arrangement Agreement in respect of Maple shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Maple required to be made shall be made, until December 31, 2010, in accordance with GAAP consistently applied, and, thereafter, in accordance with IFRS consistently applied.
1.7	Knowledge
        In this Arrangement Agreement, references to “the knowledge of Maple” or “to the knowledge of the Company” means the actual knowledge, in their capacity as officers of Maple and not in their personal capacity, of Brian Doody, Wajid Ali, Keith Reuben, James Roberts, Claude Jean, Edwin Roks and Patrick Myles, after due inquiry.
1.8	Maple Data Room
        The term “made available” means that copies of the subject materials were included in, and were not removed from, the Maple Data Room at least two business days prior to the date hereof.
1.9	Exhibits
        The following exhibits are annexed to this Arrangement Agreement and are incorporated by reference into this Arrangement Agreement and form a part hereof:
Exhibit A	—	Arrangement Resolution

Exhibit B	—	Plan of Arrangement

Exhibit C	—	Representations and Warranties of Maple
ARTICLE 2
THE ARRANGEMENT AND RELATED MATTERS
2.1	The Arrangement
        The Parties agree, on the terms and subject to the conditions of this Arrangement Agreement, to carry out the Arrangement in accordance with this Arrangement Agreement on the terms set out in the Plan of Arrangement, subject to such changes as may be mutually agreed to by the Parties in accordance with this Arrangement Agreement.
2.2	Implementation Steps by Company
        The Company covenants in favour of Parent and Acquisition Sub that the Company shall:
(1)	subject to compliance with Securities Laws, immediately upon the execution of this Arrangement Agreement or such later time prior to the opening of markets on the next

Business Day after the date hereof as is agreed to by the Parties, issue a press release announcing the entering into of this Arrangement Agreement, which press release shall be satisfactory to each of Parent and the Company, acting reasonably, in form and substance. The Company shall file such press release, together with a material change report in the form prescribed by National Instrument 51-102 of the CSA, with applicable Canadian securities regulatory authorities;

(2)	as soon as reasonably practicable after the execution and delivery of this Arrangement Agreement, and in any event no later than 10 Business Days from the date hereof (subject to Court availability), bring an application before the Court pursuant to section 182 of the OBCA for the Interim Order in a manner and form acceptable to Parent, acting reasonably, providing for, inter alia, the calling and holding of the Special Meeting, and thereafter proceed with such application and diligently pursue obtaining the Interim Order;

(3)	fix a record date for the purposes of determining the Maple Shareholders entitled to receive notice of and vote at the Special Meeting in accordance with the Interim Order;

(4)	convene and hold the Special Meeting as soon as reasonably practicable with a targeted date of on or before February 10, 2011 and in any event, but subject to Sections 2.15 and 7.2(3), on or before February 22, 2011 (such latter date, the “Meeting Deadline”) in accordance with the Interim Order and applicable Laws for the purpose of having Maple Shareholders consider the Arrangement Resolution and for any other proper purpose as may be set out in the Proxy Circular (as agreed to with the prior written consent of Parent). The Special Meeting shall be held regardless of whether the Board determines at any time that this Arrangement Agreement is no longer advisable or recommends that Maple Shareholders reject the Arrangement Resolution; and the Arrangement Resolution shall be voted on before any other matter at the Special Meeting, unless otherwise previously agreed to in writing by Parent or required by a Governmental Entity;

(5)	except to the extent required by a Governmental Entity or for quorum purposes (in the case of an adjournment) or pursuant to Sections 2.15 or 7.2(3), not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Special Meeting without Parent’s prior written consent;

(6)	include in the Proxy Circular the unanimous recommendation of the Board that Maple Shareholders vote in favour of the Arrangement Resolution;

(7)	solicit from Maple Shareholders proxies in favour of the approval of the Arrangement Resolution including, if so requested by Parent, using the services of dealers and proxy solicitation services, and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement by Maple Shareholders;

(8)	provide notice to Parent of the Special Meeting and allow representatives of Parent to attend the Special Meeting;

(9)	subject to obtaining all approvals as required by the Interim Order, bring an application as soon as reasonably practicable after the Special Meeting but in any event not later than three Business Days thereafter, before the Court pursuant to section 182 of the OBCA for the Final Order in a manner and form acceptable to Parent, acting reasonably, and thereafter proceed with such application and diligently pursue obtaining the Final Order;

(10)	oppose any proposal from any party that the Final Order contain any provision inconsistent with this Arrangement Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Maple is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Parent;

(11)	subject to obtaining the Final Order and the satisfaction or waiver of the conditions set forth in Article 6, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the OBCA to give effect to the Arrangement pursuant to section 182 of the OBCA in a manner and form acceptable to Parent, acting reasonably;

(12)	(i) permit Parent (and its external counsel) to review and comment upon drafts of all material to be filed by the Company with the Court or any Governmental Entity in connection with the Arrangement (including the Proxy Circular and any supplement or amendment thereto contemplated by Section 2.7) prior to the service (if applicable) and/or filing of such materials, (ii) give Parent and its counsel reasonable time to review and comment upon such materials and (iii) accept any reasonable comments of Parent and its counsel. The Company shall also provide to Parent’s external counsel on a timely basis copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Arrangement Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to Parent making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Arrangement Agreement and the Plan of Arrangement;

(13)	instruct external counsel acting for the Company to bring the applications referred to in Section 2.2(2) and Section 2.2(9) in cooperation with external counsel to Parent;

(14)	not less than five Business Days prior to the Effective Date, direct the DSU Trustee to (i) deposit all of the Maple Shares held by it pursuant to the DSU Trust Agreement to the Depository, together with a duly completed letter of transmittal in respect of such Maple Shares and (ii) as soon as practicable after the Effective Time following receipt of the Cash Proceeds per Share in respect of such Maple Shares, to remit the aggregate Cash Proceeds per Share in respect of such Maple Shares in accordance with paragraph 2.5(1)(iii) of the Plan of Arrangement; and

(15)	effect all other necessary registrations, filings, applications and submissions of information required by a Governmental Entity from Maple in connection with the Arrangement and, if necessary, participate and appear in any proceedings of any Party before or by any Governmental Entity.
2.3	Implementation Steps by Parent
Each of Parent and Acquisition Sub covenants in favour of the Company that it shall:
(1)	cooperate with the Company in connection with seeking the Interim Order and the Final Order, including ensuring that its representatives attend the hearings in respect of the Interim Order and the Final Order;

(2)	cooperate with the Company in connection with the Special Meeting, including ensuring that its representatives attend the Special Meeting;

(3)	permit Maple (and its external counsel) to review and comment upon drafts of all material to be filed by Parent and Acquisition Sub, as the case may be, with the Court in connection with the hearings in respect of the Interim Order and the Final Order prior to the service (if applicable) and/or filing of such materials, (ii) give Maple and its counsel reasonable time to review and comment upon such materials, and (iii) accept any reasonable comments of Maple and its counsel; and

(4)	effect or cause to be effected all necessary registrations, filings, applications and submissions of information required by a Governmental Entity from Parent or Acquisition Sub in connection with the Arrangement and, if necessary, participate and appear in any proceedings of any Party before or by any Governmental Entity.
2.4	Interim Order
        The notice of motion for the application for the Interim Order referred to in Section 2.2(2) shall request that the Interim Order provide:
(1)	for confirmation of the record date for the Special Meeting referred to in Section 2.2(3);

(2)	for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Special Meeting and for the manner in which such notice is to be provided;

(3)	that the requisite approval for the Arrangement Resolution shall be the Shareholder Approvals;

(4)	that, in all other respects, the terms, restrictions and conditions of the Charter Documents of the Company, including quorum requirements and all other matters, shall apply in respect of the Special Meeting;

(5)	for the grant of the Dissent Rights;

(6)	for the notice requirements with respect to the making of the application to the Court for the Final Order;

(7)	for such other matters as Parent may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed; and

(8)	that the Special Meeting may be adjourned or postponed from time to time by the Company in accordance with this Arrangement Agreement without the need for additional approval by the Court.
2.5	Articles of Arrangement
        The Articles of Arrangement shall, upon the endorsement of a certificate thereon by the Director in accordance with the OBCA, with such other matters as are necessary to effect the Arrangement and subject to the provisions of the Plan of Arrangement, consummate the Plan of Arrangement. The Articles of Arrangement shall be in a form satisfactory to Parent, acting reasonably.
2.6	Cash Proceeds per Share, Option Consideration and DSU Consideration
        At the Effective Time, pursuant to the Plan of Arrangement, and subject to the terms and conditions of this Arrangement Agreement and the Plan of Arrangement:
(1)	each Maple Option outstanding immediately prior to the Effective Time, notwithstanding any contingent vesting provisions to which it might otherwise be subject, shall be deemed to be vested and then shall be immediately cancelled in exchange for a cash payment from, or on behalf of Maple, equal to the excess, if any, of (i) the product of the number of Maple Shares underlying such Maple Option and the Cash Proceeds per Share over (ii) the applicable aggregate exercise price underlying such Maple Option (the “Option Consideration”), which amount shall be paid to the holder of such Maple Option from the funds deposited with the Depository in accordance with the Plan of Arrangement;
(2)	each Maple Share in respect of which Dissent Rights have been validly exercised before the Effective Time shall be transferred and deemed to be transferred by the registered holder thereof, without any further act or formality on its part, free and clear of all Liens, to Acquisition Sub in consideration for a debt claim against Acquisition Sub in an amount determined and payable in accordance with the terms of the Plan of Arrangement, and the name of such holder will be removed from the register of holders of Maple Shares (in respect of the Maple Shares for which Dissent Rights have been validly exercised before the Effective Time), and Acquisition Sub shall be recorded as the registered holder of Maple Shares so transferred and shall be deemed to be the legal and beneficial owner of such Maple Shares free and clear of any Liens;

(3)	each Maple Share (other than Maples Shares in respect of which Dissent Rights have been validly exercised before the Effective Time and other than Maple Shares held by a Holdco or by Acquisition Sub or its affiliates) shall be transferred and deemed to be transferred by the registered holder thereof, without any further act or formality on its part, free and clear of all Liens, to Acquisition Sub in consideration of the payment of the Cash Proceeds per Share to such holder, and the name of such holder will be removed from the register of holders of Maple Shares, and Acquisition Sub shall be recorded as the registered holder of Maple Shares so transferred and shall be deemed to be the legal and beneficial owner of such Maple Shares free and clear of any Liens;

(4)	all of the issued and outstanding Holdco Shares in respect of each Holdco shall be transferred and deemed to be transferred by the registered holder thereof, without any further act or formality on its part, free and clear of all Liens, to Acquisition Sub in consideration of the payment of the aggregate amount equal to the product of the Cash Proceeds per Share and the aggregate number of Maple Shares held by such Holdco to such holder, and the name of such holder will be removed from the register of Holdco Shareholders and Acquisition Sub shall be recorded as the registered holder of Holdco Shares so transferred and shall be deemed to be the legal and beneficial owner of such Holdco Shares free and clear of any Liens; and

(5)	following the resignation by, or removal of, the holder of the DSUs as a director of the Company, each DSU granted and outstanding immediately prior to the Effective Time, notwithstanding any contingent vesting provisions to which the DSU might otherwise be subject, shall be immediately cancelled in exchange for a cash payment from, or on behalf of, the DSU Trustee equal to the Cash Proceeds per Share (the “DSU Consideration”), which amount shall be paid to the holder of such DSU from the funds deposited with the Depositary in accordance with the Plan of Arrangement;

(6)	the Amalgamating Corporations shall amalgamate pursuant to the OBCA and continue as one corporation on the terms prescribed in the Plan of Arrangement.
2.7	Proxy Circular
     As promptly as practicable after the execution and delivery of this Arrangement Agreement, the Company, in consultation with Parent, will prepare and complete the Proxy Circular together with any other documents required by the OBCA or other applicable Laws in connection with the Special Meeting. The Proxy Circular and such other documents, together with any supplements or amendments thereto, shall be in form and substance satisfactory to Parent (and Parent’s external counsel) acting reasonably. The Company will file with the appropriate Governmental Entities the Proxy Circular and any other documentation required to be filed under the Interim Order and applicable Laws in all jurisdictions where the Proxy Circular is required to be filed by the Company and mail or cause to be mailed the Proxy Circular and any other documentation required to be mailed under the Interim Order and applicable Laws to Maple Shareholders, Optionholders, holders of DSUs, the directors of the Company, the auditors of the Company and any other required persons with a targeted date of on or before January 14, 2011 and in any event on or before January 26, 2011 (the “Mailing Deadline”), all in accordance with the terms of the Interim Order and applicable Laws. Parent will provide such assistance as the Company may reasonably request in such regard. In a timely and expeditious manner, the Company shall prepare (in consultation with Parent) and file amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Parent and its external counsel, each acting reasonably) required by applicable Laws or as otherwise agreed between the Company and Parent with respect to the Special Meeting and mail or otherwise disseminate such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, to such persons and in all jurisdictions where such amendments or supplements are required to be mailed or disseminated, complying in all material respects with all applicable Laws on the date of the mailing or dissemination thereof. Parent agrees to indemnify and save harmless the Company, its Subsidiaries and their respective directors, officers, employees, agents, advisors and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, any Subsidiary or any of their respective directors, officers, employees, agents, advisors or representatives may be subject or may suffer that results primarily from any Misrepresentation or alleged Misrepresentation in any information with respect to Parent or Acquisition Sub included in the Proxy Circular and that is provided by or on behalf of Parent or Acquisition Sub for the purpose of inclusion in the Proxy Circular.
2.8	Preparation of Filings, etc.
(1)	The Company shall diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 of the CSA in relation to the Special Meeting and, without limiting the generality of the foregoing, shall, in consultation with Parent, use all reasonable efforts to benefit from the abridged timing contemplated by such instrument.

(2)	Each of Parent and the Company shall proceed diligently, in a coordinated fashion, and use its commercially reasonable efforts to cooperate in:
(a)	the preparation of the Proxy Circular as described in Section 2.7;

(b)	the preparation and filing of any exemption or other applications or orders and any other documents required by any of them to discharge their respective obligations under applicable Laws in connection with the Arrangement; and

(c)	the taking of all such action as may be required under any applicable Securities Laws or the OBCA in connection with the Arrangement and the Plan of Arrangement.
(3)	Each of Parent and the Company shall furnish to the other of them, on a timely basis, all information as may be reasonably required to effect the actions contemplated by Section 2.8(1) and Section 2.8(2), and each covenants that no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the Arrangement will contain any Misrepresentation. Each of the Parties hereto will ensure that the information relating to it and its Subsidiaries, which is provided in the Proxy Circular, will not contain any Misrepresentation.
(4)	Each of Parent and the Company shall promptly notify the other of them if, at any time before the Effective Time, it becomes aware that the Proxy Circular or an application for the Interim Order, the Final Order or any other filing under corporate Laws or Securities Laws contains a Misrepresentation or otherwise requires an amendment or supplement to the Proxy Circular or such application. In any such event, each of the Parties will co-operate in the preparation of a supplement or amendment to the Proxy Circular, press release, newspaper advertisement or such other document, as the case may be, that corrects that Misrepresentation or effects such amendment or supplement, as the case may be, and the Company will cause the same to be distributed or disseminated to the Maple Shareholders, Optionholders, holders of DSUs, the directors of the Company, the auditors of the Company and any other required persons and filed as required under applicable Laws and in accordance with the terms of the Interim Order.
(5)	The Company shall ensure that the Proxy Circular complies in all material respects with all applicable Laws and, without limiting the generality of the foregoing, that the Proxy Circular does not contain a Misrepresentation (other than with respect to any information provided in writing by Parent or its external counsel for the purpose of inclusion in the Proxy Circular). Without limiting the generality of the foregoing, the Company shall ensure that the Proxy Circular provides Maple Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Special Meeting and include in the Proxy Circular a statement that the Board has determined that the Arrangement is in the best interests of the Company and that the Board unanimously recommends that Shareholders vote in favour of the Arrangement Resolution (as contemplated by Section 2.2(6)).
2.9	Dissenting Shareholders
        The Plan of Arrangement shall provide that registered Maple Shareholders may exercise Dissent Rights with respect to their Maple Shares in connection with the Arrangement pursuant to and in the manner set forth in the Interim Order and the Plan of Arrangement. The Company shall give Parent (i) prompt notice of any written notice of dissent, withdrawal of such notice, and any other instruments served pursuant to such Dissent Rights and received by the Company; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Parent shall have given its written consent to such payment or settlement offer, such consent not to be unreasonably withheld or delayed.
2.10	Amendment
        Without limiting the provisions of the Plan of Arrangement, the Plan of Arrangement may, at any time and from time to time before and after the holding of the Special Meeting, but not later than the Effective Time, be amended, updated, revised or supplemented by mutual written agreement of the Parties. Notwithstanding the foregoing, no amendment, revision, update or supplement shall be made to the Plan of Arrangement that (i) would require the Company to obtain any regulatory approval or the approval of Maple Shareholders in respect of such amendment, revision, update or supplement other than at the Special Meeting, (ii) would prejudice in any material respect the Company’s securityholders or would result in the withdrawal or material modification of the Fairness Opinion, (iii) would impede or materially delay the consummation of the Arrangement or other transactions contemplated by the Plan of Arrangement, or (iv) would require the Company to take any action in contravention of any applicable Law, the Charter Documents of the Company or any material provision of any material agreement to which it is a party.
2.11	List of Shareholders
        At the reasonable request of Parent from time to time, the Company shall provide Parent with a list (in both written and electronic form) of the registered Maple Shareholders, together with their addresses and respective holdings of Maple Shares, a list of the names and addresses and holdings of all persons having rights issued by the Company to acquire Maple Shares (including Optionholders) and

DSUs and a list of non-objecting beneficial owners of Maple Shares, together with their addresses and respective holdings of Maple Shares. The Company shall from time to time require that its registrar and transfer agent furnish Parent with such additional information, including updated or additional lists of Maple Shareholders and lists of holdings and other assistance as Parent may reasonably request.
2.12	Shareholder Communications
        Maple and Parent agree to co-operate in the preparation of presentations, if any, to investors regarding the Arrangement, and no Party shall issue any press release or otherwise make public statements with respect to this Arrangement Agreement or the Arrangement without the consent of the other Party, such consent not to be unreasonably withheld; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and (other than in respect of Parent’s filings under applicable requirements of the federal and state securities Laws of the United States of America that contain disclosure or statements with respect to the Arrangement Agreement or the Arrangement previously disclosed to or reviewed by the Company) reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.
2.13	Withholding
        Notwithstanding anything in this Arrangement Agreement or the Plan of Arrangement to the contrary, the Company, the Depository, Parent or one or more Subsidiaries of Parent, as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Arrangement Agreement or the Plan of Arrangement to any Maple Shareholder, Holdco Shareholder, Optionholder or holder of DSUs such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, the IRC or any provision of local, state, provincial or foreign Tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Arrangement Agreement and the Plan of Arrangement as having been paid to the former holder of the Maple Shares, Holdco Shares, Maple Options or DSUs, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Taxing Authority within the time required and in accordance with applicable Laws.
2.14	Closing
        On the Closing Date, the Articles of Arrangement shall be filed with the Director. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Laws, including the OBCA. The closing will take place at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Commerce Court West, 23rd Floor, Toronto, Ontario M5L 1A9 at 9:00 a.m. (Toronto time) on the Closing Date.
2.15	Timing Adjustment
(1)	In the event that prior to the mailing of the Proxy Circular an Acquisition Proposal is made or announced in respect of which the Board has delivered a notice pursuant to and in compliance with Section 7.2(1)(c) to the effect that they have determined such

Acquisition Proposal to be a Superior Proposal, then the targeted mailing date in Section 2.7, the Mailing Deadline, the targeted meeting date in Section 2.2(4) and the Meeting Deadline shall each be extended by seven Business Days.
(2)	In the event that prior to the mailing of the Proxy Circular an Acquisition Proposal is made or announced in respect of which the Board has executed a confidentiality and standstill agreement pursuant to and in compliance with Section 7.1, then the targeted mailing date in Section 2.7, the Mailing Deadline, the targeted meeting date in Section 2.2(4) and the Meeting Deadline shall each be extended by ten calendar days.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF MAPLE
3.1	Representations and Warranties of Maple
        The representations and warranties made by Maple to each of Parent and Acquisition Sub are set forth in Exhibit C.
3.2	Investigation
        Any investigation by or knowledge of Parent and their advisors shall not mitigate, diminish or affect the representations and warranties of Maple pursuant to this Arrangement Agreement.
3.3	Survival of Representations and Warranties
        The representations and warranties of Maple contained in this Arrangement Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Arrangement Agreement is terminated in accordance with its terms.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB
4.1	Representations and Warranties
        Parent and Acquisition Sub jointly and severally represent and warrant to Maple as follows:
(1)	Organization. Each of Parent and Acquisition Sub is a corporation duly organized and validly existing and in good standing under the jurisdiction of its organization and has all corporate power and authority to own and operate its assets and properties as now owned and to carry on its business as now conducted. All of the outstanding common shares of Acquisition Sub are held directly or indirectly by Parent.
(2)	Authority; Noncontravention. Each of Parent and Acquisition Sub has all requisite power and authority, and has taken all corporate action necessary, for the execution, delivery and performance by each of them of this Agreement and the consummation by each of them of the transactions contemplated by this Agreement. This Arrangement Agreement has been duly authorized, executed and delivered by each of Parent and Acquisition Sub and no other corporate proceedings on the part of either of them are necessary to authorize this Agreement or the transactions contemplated hereby. This

Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. The execution, delivery and performance by each of Parent and Sub of its obligations under this Arrangement Agreement and the consummation of the transactions contemplated by this Arrangement Agreement and by the Plan of Arrangement do not and will not: (i) contravene, conflict with, or result in any violation or breach of any provision of the Charter Documents of Parent or Acquisitions Sub; and (ii) assuming receipt of the Regulatory Approvals, contravene, conflict with or result in a violation or breach of any provision of any applicable Law applicable to Parent or Acquisition Sub.
(3)	Maple Shares. None of Parent, Acquisition Sub, or any of their respective affiliates or any “joint actor” (as defined in MI 61-101) thereof owns or exercises control or direction over any Maple Shares.

(4)	Financing. Acquisition Sub has sufficient funds or has made adequate arrangements to ensure that it has access to sufficient funds to fund the payment of the aggregate Cash Proceeds per Share, Option Consideration and DSU Consideration payable by Acquisition Sub and the Company, as applicable, pursuant to the Plan of Arrangement on the Effective Date in accordance with the terms hereof and thereof subject to compliance with covenants and conditions contained in Timber’s loan Contracts and credit facilities. Prior to the execution and delivery of this Arrangement Agreement, Parent has made available to the Company true and complete copies of each Contract to which it is a party that contains any condition, obligation or other covenant to be satisfied or complied with by Parent or any affiliate thereof in order for Parent to access the funding referred to in the preceding sentence.

(5)	WTO Investor. Acquisition Sub is a “WTO investor” as defined by section 14.1(6) of the ICA.

(6)	Size of Parties Threshold (Competition Act). Parent, together with its affiliates (as such term is defined in subsection 2(2) of the Competition Act), does not have assets in Canada, nor does it have gross revenues from sales in, from or into Canada, equal to or exceeding $150 million, as such values for assets and gross revenues are determined pursuant to to subsection 109(1) of the Competition Act.
4.2	Investigation
        Any investigation by or knowledge of Maple and its advisors shall not mitigate, diminish or affect the representations and warranties of Parent or Acquisition Sub pursuant to this Arrangement Agreement.
4.3	Survival of Representations and Warranties
        The representations and warranties of Parent and Acquisition Sub contained in this Arrangement Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Arrangement Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS
5.1	Covenants of Maple Regarding the Conduct of Business
(1)	Maple covenants and agrees that, during the period from the date of this Arrangement Agreement until the earlier of the Effective Date and the time that this Arrangement Agreement is terminated in accordance with its terms, unless Parent shall otherwise consent in writing, such consent not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by this Arrangement Agreement or the Arrangement or set forth in the Disclosure Letter:
(a)	Maple shall, and shall cause each of its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice, comply in all material respects with the terms of all Material Contracts and use commercially reasonable efforts to comply with all applicable Laws and, to the extent consistent therewith, use commercially reasonable efforts to keep available the services of their present Key Employees, officers, engineers, software developers and other key employees and to preserve their assets and technology and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with them and maintain their material franchises, rights and Permits;

(b)	Maple shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) amend its Charter Documents or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Maple Shares owned by any person or the securities of any Subsidiary owned by a person other than Maple, other than Maple’s ordinary course quarterly dividend expected to be declared on or about January 27, 2011 in an amount not to exceed $0.07 per Maple Share; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Maple or its Subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Maple or its Subsidiaries or any stock appreciation rights, DSUs, phantom stock awards or other rights that are linked to the value of Maple Shares or the value of Maple or any part thereof, other than (A) the issuance of Maple Shares issuable pursuant to the terms of the outstanding Maple Options or the sale of Maple Shares in accordance with the DSU Trust Agreement, (B) transactions between two or more wholly-owned Subsidiaries of Maple or between Maple and a wholly-owned Subsidiary of Maple, (C) pursuant to pledge commitments contained in written agreements set forth in Section 3.1(s) of the Disclosure Letter, and (D) as required under existing Contracts set forth in Schedule 3.1(s) of the Disclosure Letter; (iv) other than as set forth in Section 3.1(s) of the Disclosure Letter, redeem, purchase or otherwise acquire any of its outstanding securities or those of its Subsidiaries or any options, warrants, calls or rights to acquire any such securities (including any Maple Options), unless otherwise required by the terms of such securities and other than in transactions between two or more wholly-owned Subsidiaries of Maple or between Maple and a wholly-owned Subsidiary of Maple; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Maple or any of its Subsidiaries, or undertake any merger, consolidation or reorganization of Maple or any of its Subsidiaries; (vii) write-down any of its assets, including any Intellectual Property, or amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (viii) split, combine or reclassify any shares in its capital or other equity or voting interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares in its capital or other equity or voting interests; (ix) take any action that would result in any amendment, modification or change of any term of any Financial Indebtedness of Maple or any of its Subsidiaries; or (x) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)	Maple shall and shall cause all of its Subsidiaries to: (i) duly and on a timely basis file all Tax Returns required to be filed on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects, and, in any event, Maple shall consult with Timber before filing or causing to be filed any Tax Return of Maple or any of its Subsidiaries; (ii) timely pay all Taxes shown on such Tax Returns; (iii) except as required by relevant tax Law, not make or rescind any express or deemed election relating to Taxes, or file any amended Tax Returns where the result of such action is inconsistent with past practice; (iv) not make a request for a Tax ruling or enter into an agreement with any Taxing Authority related to the payment or postponement of Tax or any filing requirement; (v) not enter into any Tax sharing, Tax allocation or Tax indemnification agreement; (vi) not agree to any extension or waiver of the limitation period relating to any Tax claim or assessment or reassessment; (vii) not settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; (viii) not change any of its methods of reporting income, deductions or accounting for Tax purposes; and (ix) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with GAAP or IFRS, as applicable, for all Taxes accruing in respect of Maple and its Subsidiaries which are not due or payable prior to the Effective Date;

(d)	Maple shall promptly notify Parent in writing of any circumstance or development that is or could reasonably be expected to constitute a Material Adverse Effect or any change in any material fact set forth in the Disclosure Letter;

(e)	Other than as disclosed in Section 5.1 of the Disclosure Letter, Maple shall not, and shall not permit any of its Subsidiaries to, directly or indirectly: (i) except in the ordinary course of business consistent with past practice, sell, pledge, lease, license, dispose of or encumber any assets of Maple or of any Subsidiary thereof; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities or contributions of capital (other than to wholly-owned Subsidiaries); (iii) acquire any property or assets of any person having a value, individually or in the aggregate, exceeding $500,000 except for purchases of inventory and equipment in the ordinary course of business and capital expenditures permitted pursuant to subsection (vii); (iv) incur any additional indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances except for refinancing of existing debt on substantially the same or more favourable terms, except as set forth in the Disclosure Letter; (v) pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the unaudited interim financial statements of Maple as at and for the nine months ended September 30, 2010; (vi) waive, relinquish, release, grant or transfer any rights of material value; (vii) make or commit to make capital expenditures that are, in the aggregate, in excess of $750,000 and are not provided for in the 2011 Operating Budget; or authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(f)	subject to Section 5.1(2), Maple shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:
(i)	modify, amend, accelerate, terminate or cancel any Material Contract, other than amendments to customer Material Contracts in the ordinary course of business, or waive, release or assign any material rights or claims thereunder;

(ii)	enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease, other than the renewal of the leases concerning 105 Baffin Place, Waterloo, Ontario, or sublease of real property or acquire any interest in real property;

(iii)	enter into any Contract containing any restriction on the ability of Maple or any of its Subsidiaries to assign all or any portion of its rights, interests or obligations thereunder, unless such restriction expressly excludes any assignment to Parent and any of its Subsidiaries in connection with or following the consummation of the Arrangement or the other transactions contemplated by this Arrangement Agreement; or

(iv)	enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside the ordinary course of business, including, without limitation, any of the foregoing that would (A) result in any Vendor Contract having a term in excess of 24 months and which is not terminable by Maple or its Subsidiaries upon notice of six months or less from the date of the relevant Contract or modification of Contract or impose payment or other obligations on Maple or any of its Subsidiaries in excess of $750,000 and was not provided for in the 2011 Operating Budget; or (B) otherwise have a Material Adverse Effect;
(g)	neither Maple nor any of its Subsidiaries shall:
(i)	grant to any Key Employee or officer or director of Maple or of any of its Subsidiaries an increase in compensation in any form, grant any general salary increase, or make any loan to any Maple Personnel other than any loan in respect of advances for bona fide business travel expenses in the ordinary course of business;

(ii)	take any action with respect to the grant of, or increase in, any transaction incentive, retention, termination notice, severance, change of control, or termination pay to or enter into any employment agreement with any Maple Personnel other than employment agreements provided for in the 2011 Operating Budget; or

(iii)	increase any benefits payable under its current severance or termination pay policies;
(h)	adopt any Benefit Plan, Benefit Agreement or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of any Maple Personnel;

(i)	materially amend or, except as required by applicable Law, make any contribution to any Maple Plans;

(j)	take any action to accelerate the time of payment or vesting of any compensation or benefits under any Benefit Plan or Benefit Agreement;

(k)	Maple shall not, and shall not permit any of its Subsidiaries to, settle or compromise (i) any material action, claim or proceeding brought against it and/or any of its Subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Arrangement Agreement or the Arrangement;

(l)	Maple shall provide to Parent, as soon as practicable, but in no event later than seven Business Days following the end of each calendar month, a calculation of the amount of Maple Cash, as of the end of such month.

(m)	Maple shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Maple or any of its Subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided, however, that none of Maple or any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months from the date hereof;
(n)	Maple shall not, and shall not permit any of its Subsidiaries to, take any action or fail to take any action which action or failure to act would result in the material loss or reduction in value of the Maple IP, taken as a whole;

(o)	Maple shall not, and shall not permit any of its Subsidiaries to enter into, extend or renew (i) any Contract or amendment thereof which, if executed prior to the date of this Arrangement Agreement, would have been a Material Contract, other than (A) any Contract which would meet the definition of (c) of Material Contract due it being an “application specific contract” as set forth in Section 5.1 of the Disclosure Letter, (B) any Contract or amendment thereof which would meet the definition in either (k) or (n) of Material Contract and is in the ordinary course of business consistent with past practice, (C) any Contract which would meet the definition of (l) of Material Contract and is permitted under Section 5.1(g) above, or (D) any Contract which would meet the definition of (b) of Material Contract and is permitted under Section 5.1(c) above, or (ii) any Contract providing for the services of any dealer, distributor, sales representative or similar representative, except, with respect to this clause (ii), where (x) such entry, extension or renewal is in the ordinary course of business and is not inconsistent with past practice, or (y) if the entry, extension or renewal is other than on standard terms and conditions, including any terms and conditions relating to geographic exclusivity, Maple shall have provided Parent with prior written notice of the material terms of the proposed Contract, extension or renewal and not less than 48 hours to comment on such terms;

(p)	[Intentionally deleted.]

(q)	Maple shall not, and shall not permit any of its Subsidiaries to, commence any Litigation (other than Litigation in connection with the collection of accounts receivable, to enforce the terms of this Arrangement Agreement or the Confidentiality Agreement or as a result of Litigation commenced against Maple or any of its Subsidiaries);

(r)	Maple shall not make any change in the methods of accounting of Maple or any of its Subsidiaries, except as may be required by applicable Law, IFRS or GAAP;

(s)	[Intentionally deleted.]

(t)	except in accordance with Sections 7.1, enter into any transaction or perform any act that could reasonably be expected to interfere with, delay or be inconsistent with the consummation of the Arrangement or other transactions contemplated in this Arrangement Agreement or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material

Adverse Effect qualification already contained within such representation or warranty) in any respect any of Maple’s representations and warranties set forth in this Agreement;
(u)	Maple shall not approve, adopt or implement a shareholder rights plan or similar poison pill arrangement; and

(v)	Maple shall not, and shall not permit any of its Subsidiaries to, agree, announce, resolve or commit to do any of the foregoing.
(2)	Notwithstanding Section 5.1(1)(f), Maple shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into or modify any Major Customer Contract or series of Major Customer Contracts resulting in a new Major Customer Contract or series of related new Major Customer Contracts or modifications to an existing Major Customer Contract or series of related existing Major Customer Contracts outside the ordinary course of business, including, without limitation, any of the foregoing that would (i) result in any Major Customer Contract having a term in excess of 36 months from the date hereof; (ii) result in any Major Customer Contract containing material obligations of Maple or any of its Subsidiaries in respect of which Maple or any of its Subsidiaries is not fully covered by an existing policy of insurance (or re-insurance) that is in full force and effect; or (iii) otherwise have a Material Adverse Effect.
5.2	Covenants of Maple Regarding the Performance of Obligations
        Maple shall and shall cause its Subsidiaries to perform all obligations required to be performed by it under this Arrangement Agreement, co-operate with Parent in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and the other transactions contemplated in this Arrangement Agreement and, without limiting the generality of the foregoing, Maple shall and, where appropriate, shall cause its Subsidiaries to:
(1)	subject to Section 5.5, apply for and use all commercially reasonable efforts to obtain the Regulatory Approvals relating to Maple or any of its Subsidiaries which are required in order to consummate the Arrangement and, in doing so, keep Parent informed as to the status of the proceedings related to obtaining such Regulatory Approvals, including providing Parent with copies of all related applications and notifications, excluding any part thereof constituting confidential information (in which case such excluded part shall be shared with Parent’s external counsel), in draft form, in order for Parent to provide its reasonable comments thereon, and Maple shall not make any commitments, provide any undertakings or assume any obligations, in each case that are or would reasonably be expected to be material to Maple or Parent without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed;

(2)	use commercially reasonable efforts to obtain the requisite approvals of the Maple Shareholders to the Arrangement Resolution including participating in presentations to Maple Shareholders and submitting the Arrangement Resolution for approval by the Maple Shareholders at the Special Meeting in accordance with Section 2.2(4), except to the extent that the Special Board has withdrawn, modified or qualified its recommendation to Maple Shareholders in accordance with the terms of this Arrangement Agreement;
(3)	advise Parent on a daily basis commencing ten business days prior to the Special Meeting, or as otherwise reasonably requested by Parent, as to the aggregate tally of the proxies and votes received in respect of the Arrangement Resolution and all other matters to be considered at the Special Meeting;

(4)	promptly advise Parent of any written notice of dissent or purported exercise by any Maple Shareholder of Dissent Rights received by Maple in respect of the Arrangement Resolution and any withdrawal of Dissent Rights received by Maple and, subject to applicable Laws, any written communications sent by or on behalf of Maple to any Maple Shareholder exercising or purporting to exercise Dissent Rights in respect of the Arrangement Resolution and Maple shall not make any payment or settlement offer, or agree to any such settlement, prior to the Effective Time with respect to any such notice of dissent or purported exercise of Dissent Rights unless Parent shall have given its prior written consent to such payment, settlement offer or settlement, as applicable;

(5)	oppose any injunction or restraining or other order seeking to stop, or otherwise adversely affecting Maple’s ability to consummate, the Arrangement and defend all lawsuits or other legal, regulatory or other proceedings against Maple challenging or affecting this Arrangement Agreement or the consummation of the Arrangement or the other transactions contemplated hereby;

(6)	promptly advise Parent orally, and, if then requested by Parent, in writing, of any event, change or development occurring subsequent to the date hereof that, if made on or as of the date of such event or the Effective Date, would breach, or would reasonably be expected to breach, any representation or warranty or cause a failure to perform any covenant or agreement on the part of Maple set forth in this Arrangement Agreement such that a condition in Section 6.1 or Section 6.2 would not be satisfied;

(7)	furnish promptly to Parent a copy of each notice, report, schedule or other document or communication delivered or filed by Maple in connection with the Arrangement or the Special Meeting with any Governmental Entity;

(8)	use commercially reasonable efforts to assist in effecting the resignations of the Maple directors and cause them to be replaced as of the Effective Date by persons nominated by Parent;

(9)	subject to Section 5.5, use commercially reasonable efforts to: (i) assist Parent in obtaining the Regulatory Approvals; (ii) obtain all necessary or desirable consents, waivers or approvals under the Material Contracts; provided that Maple and its Subsidiaries shall not, without the prior written consent of Parent (not to be unreasonably withheld or delayed), pay or commit to pay any money or issue or commit to issue any guarantee of any obligations in connection with Maple obtaining such consents, waivers or approvals; and (iii) give all necessary or desirable notices under the Material Contracts;

(10)	at Parent’s request, execute all documents, take all oaths and do all reasonable acts to enable Parent, its successors, assigns and legal representatives to procure and maintain patent or any other intellectual property protection for Owned Maple IP in any and all countries and to vest title thereto as of the Effective Date to Parent, its successors, assigns and legal representatives following the issuance of the Articles of Arrangement;

(11)	provide lists of beneficial and registered holders of Maple Shares and any geographical reports prepared by its transfer agent and a list of holders of Maple Options (with full particulars as to the purchase, exercise or conversion price, vesting and expiry date), as well as a security position listing from each depositary, including CDS Clearing and Depository Services Inc., and deliver any such lists to Parent promptly following the date hereof and promptly deliver to Parent upon demand thereafter supplemental lists setting out changes thereto;

(12)	subject to applicable Laws, effect only such reorganizations of the business, operations and assets of Maple and its Subsidiaries or such other transactions as Parent may request, acting reasonably, including, without limitation, the continuance of Maple Montreal Inc. under the OBCA (each a “Pre-Acquisition Reorganization”), and co-operate with Parent and its advisors in order to determine the nature of any Pre-Acquisition Reorganization that might be undertaken and the manner in which they might most effectively be undertaken; provided, however, that any Pre-Acquisition Reorganization: (i) will not require Maple to obtain the prior approval of the Maple Shareholders in respect of such Pre-Acquisition Reorganization other than at the Special Meeting; (ii) is not prejudicial to Maple securityholders in that it will not result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of Maple incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; (iii) will not impede or materially delay the completion of the Arrangement; (iv) will not result in the withdrawal or material modification of the Fairness Opinion; and (v) cannot either be completed immediately prior to or contemporaneously with the Effective Time, or cannot be reversed or unwound without adversely affecting the Company, its Subsidiaries or the securityholders of Maple. Parent shall provide written notice to Maple of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Effective Time. Upon receipt of such notice, Parent and Maple shall, if Maple is required to do so pursuant to the immediately preceding sentence, work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization at least two Business Days prior to the Effective Time, or such later time as may be agreed to by Parent. In addition:
(i)	Parent shall reimburse Maple for all direct or indirect costs and liabilities of Maple and its Subsidiaries, including employment costs, Taxes and liabilities as well as any costs, Taxes and liabilities that may be incurred in accordance with this Section 5.2(12) (including actual out-of-pocket costs and expenses for filing fees and external counsel and any costs of unwinding a Pre-Acquisition Reorganization);

(ii)	any Pre-Acquisition Reorganization or required cooperation of Maple in structuring, planning and implementing any Pre-Acquisition Reorganization shall not unreasonably interfere in material operations prior to the Effective Time of Maple or any Subsidiary of Maple (it being understood that any combination of the business, operations or assets of Maple or any of its Subsidiaries with the business, operations or assets of one or more other Subsidiary of Maple by way of amalgamation, merger, winding-up or otherwise shall not be considered to unreasonably interfere in material operations);

(iii)	unless the Parties otherwise agree, any Pre-Acquisition Reorganization shall not require any pre-approval from any Governmental Entity;

(iv)	any Pre-Acquisition Reorganization shall not require Maple or any Subsidiary of Maple to contravene any applicable Laws or any material Contract; and

(v)	such cooperation does not require any Maple Personnel, or agents of Maple or its Subsidiaries to take any action in any capacity other than as a director, officer or employee or agent, and Parent shall indemnify and save harmless such directors, officers, employees or agents from and against any and all liabilities, Taxes, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of implementing any Pre-Acquisition Reorganization.

Parent acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Arrangement Agreement and shall not be considered in determining whether a representation or warranty of Maple hereunder has been breached. Parent and Maple shall work cooperatively and use reasonable commercial efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization;
(13)	other than a Pre-Acquisition Reorganization described above or upon the express written consent of Timber, Maple and its Subsidiaries shall not undertake any reorganization of Maple or its Subsidiaries or enter into any transaction or series of transactions outside the ordinary course of business or take any action outside the ordinary course of business that may have the effect of preventing the realization of a full Tax cost “bump” pursuant to paragraph 88(1)(d) of the Tax Act in respect of the shares of any of the Subsidiaries or any other non-depreciable capital property directly owned by Maple or any of its Subsidiaries on the date hereof; and
(14)	except as prohibited by applicable Laws, promptly notify Parent of: (i) the occurrence of any matter or event that is, or that is reasonably likely to be, material, in an adverse manner, to the business, assets, properties, financial condition or results of operations of Maple and its Subsidiaries, taken as a whole; (ii) any notice or other communication from any person (other than a Governmental Entity) alleging that the consent of such person is required in connection with the Arrangement or any of the other transactions contemplated by this Arrangement Agreement; (iii) any notice or other communication from any Major Customer or Major Supplier to the effect that such Major Customer or Major Supplier is terminating or otherwise materially adversely modifying its relationship with Maple or any of its Subsidiaries as a result of the Arrangement or any of the other transactions contemplated by this Arrangement Agreement; (iv) any notice or other communication from any Governmental Entity in connection with the Arrangement or any of the other transactions contemplated in this Arrangement Agreement, and a copy of any such notice or communication (if in written form) shall be promptly furnished to Parent; and (v) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of Maple, threatened against, relating to or involving or otherwise affecting Maple or any of its Subsidiaries that, if pending on the date of this Arrangement Agreement, would have been required to have been disclosed pursuant to paragraph (s) of Exhibit C or that relate to the consummation of the Arrangement or any of the other transactions contemplated by this Arrangement Agreement; provided, however, that, in each case, no such notification shall affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Arrangement Agreement.
5.3	Covenants of Parent and Acquisition Sub Regarding the Performance of Obligations
          Parent shall, and Parent shall cause its Subsidiaries (including Acquisition Sub) to, perform all obligations required to be performed by Parent or Acquisition Sub under this Arrangement Agreement, co-operate with Maple in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and the other transactions contemplated in this Arrangement Agreement and, without limiting the generality of the foregoing, Parent shall and where appropriate shall cause its Subsidiaries to:
(1)	subject to Section 5.5, apply for and use all commercially reasonable efforts to obtain the Regulatory Approvals relating to Parent or any of its Subsidiaries which are required in order to consummate the Arrangement and, in doing so, keep Maple informed as to the status of the proceedings related to obtaining such Regulatory Approvals, providing Maple with copies of all related applications and notifications, excluding any part thereof constituting confidential information (in which case such excluded part shall be shared with Maple’s external counsel), in draft form, in order for Maple to provide its reasonable comments thereon; provided, however, that in no event will Parent or Acquisition Sub be required to agree to any hold separate arrangement, divestiture, transfer or licensing of its or Maple’s assets, properties or businesses, or to the imposition of any limitation on the ability to conduct its or Maple’s businesses following closing of the Arrangement and the other transactions contemplated by this Arrangement Agreement or to own or exercise control of its or Maple’s assets and properties following closing of the Arrangement and the other transactions contemplated by this Arrangement Agreement;

(2)	use all commercially reasonable efforts to assist Maple in obtaining all consents, waivers or approvals pursuant to Material Contracts; provided, however, that none of Parent or its Subsidiaries shall be obligated to pay any fees or guarantee any obligations in connection with Maple obtaining such consents, waivers or approvals; and
(3)	defend all lawsuits or other legal, regulatory or other proceedings against Parent or Acquisition Sub challenging or affecting this Arrangement Agreement or the Arrangement.
Parent shall ensure that any financing arranged by the Parent in connection with the Arrangement to fund the payment of the aggregate Cash Proceeds per Share, Option Consideration and DSU Consideration shall comply in all material respects with the requirements under all applicable Laws and its loan Contracts and credit facilities. Parent acknowledges and agrees that if any financing contemplated by Parent in connection with the Arrangement to fund the payment of the aggregate Cash Proceeds per Share, Option Consideration and DSU Consideration is not obtained or becomes unavailable to it (regardless of the reason why it is not obtained or becomes unavailable), Parent remains obligated hereunder to obtain sufficient funding in order to consummate the Arrangement subject to and on the terms contemplated by this Arrangement Agreement and the Plan of Arrangement.
In addition, Parent agrees that, subject to compliance with the terms of the Plan of Arrangement, a Maple Shareholder that is an Eligible Shareholder shall be entitled to: (i) deliver a notice to Parent at least 10 days prior to the date of the Special Meeting, notifying Parent of such Maple Shareholder’s intention to effect the transaction contemplated in Section 2.3 of the Plan of Arrangement; and (ii) enter into a Holdco Agreement to transfer the Holdco Shares to Acquisition Sub under the Arrangement.
5.4	Mutual Covenants
        Each of the Parties covenants and agrees that, except as contemplated in this Arrangement Agreement, during the period from the date of this Arrangement Agreement until the earlier of the Effective Time and the time that this Arrangement Agreement is terminated in accordance with its terms:
(1)	subject to Sections 5.3 and 5.5, it shall, and shall cause its Subsidiaries to, use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the other transactions contemplated by this Arrangement Agreement, including using its commercially reasonable efforts to: (i) obtain all Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to complete, the Arrangement; and (iv) co-operate with the other Parties in connection with the performance by it and its Subsidiaries of their obligations hereunder;

(2)	it shall not take any action, or fail to take any commercially reasonable action, or permit any of its Subsidiary to take any action or fail to take any commercially reasonable action, which action or failure to take action (i) is inconsistent with this Arrangement Agreement or (ii) would reasonably be expected to significantly impede the completion of the Arrangement except as permitted by this Arrangement Agreement, and;

(3)	it shall use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained to consummate the Arrangement in addition to those referred to in Sections 5.2 and 5.3.
5.5	Filings for Regulatory Approvals
(1)	The Parties shall as promptly as practicable, but in any event by no later than January 7, 2011 (i) file the Notification and Report Form under the HSR Act required in connection with the Arrangement with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”); and (ii) file a merger notification letter with the German Federal Cartel Office (the “FCO”).

(2)	Each Party shall, as promptly as is practicable, supply to a Governmental Entity any information requested from that Party by a Governmental Entity in connection with obtaining the Regulatory Approvals.

(3)	The filings referred to in Section 5.5(1) shall be in substantial compliance with the requirements of the Antitrust Laws of the appropriate jurisdiction.

(4)	Each of the Parties shall keep the other reasonably informed as to the status of the proceedings related to obtaining such Regulatory Approvals, including providing each other with copies of all related applications and notifications, excluding any part thereof constituting confidential information (except in accordance with subsection 5.5(5)).

(5)	Each of the Parties shall, promptly upon request, furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission which is necessary to receive any Regulatory Approval, and, where such information constitutes confidential information, the Parties shall furnish such information on an external counsel basis only.

(6)	Each of the Parties shall keep the other apprised in a prompt manner of the status and substance of any communications with, and inquiries or requests for additional information from, any Governmental Entity, including the FCO, FTC and the DOJ, and shall comply promptly with any such inquiry or request.

(7)	Each of the Parties shall not make any submissions or filings, participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the Arrangement or this Arrangement Agreement unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to review drafts of any submissions or filings, and attend and participate in any communications or meetings.

(8)	Notwithstanding any other provision of this Arrangement Agreement, Parent shall be responsible for any filing fee, along with any applicable taxes, to a Governmental Entity required in association with obtaining a Regulatory Approval.
ARTICLE 6
CONDITIONS
6.1	Conditions to Each Party’s Obligation to Effect the Arrangement
        The respective obligation of each Party to effect the Arrangement is subject to the satisfaction or waiver on or prior to the Effective Date of the following conditions:
(1)	The Interim Order shall have been obtained in form and substance satisfactory to each of the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise.

(2)	The Shareholder Approvals shall have been obtained.

(3)	The Final Order shall have been obtained in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise.

(4)	No applicable Law shall be in effect that makes the consummation of the Arrangement illegal or otherwise prohibited or enjoins any Party from consummating the Arrangement.

(5)	The Regulatory Approvals shall have been satisfied, received, or obtained.

(6)	This Arrangement Agreement shall not have been terminated pursuant to Article 8.
6.2	Additional Conditions Precedent to Obligations of Parent and Acquisition Sub
        The obligations of Parent and Acquisition Sub are further subject to the satisfaction of the following conditions or waiver thereof by Parent on or before the Effective Date or such other time prior thereto as is specified below:
(1)	The representations and warranties of Maple contained herein shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date or except as affected by transactions contemplated or permitted by this Arrangement Agreement), except where the failure or failures of such representations and warranties to be so true and correct in all respects would not have a Material Adverse Effect, and Parent shall have received a certificate signed by the chief executive officer and chief financial officer of Maple (on Maple’s behalf and without personal liability) to such effect.
(2)	Maple shall have performed in all material respects all obligations required to be performed by it under this Arrangement Agreement at or prior to the Effective Date,

and Parent shall have received a certificate signed by the chief executive officer and the chief financial officer of Maple (on Maple’s behalf and without personal liability) to such effect.
(3)	There shall not be pending any claim, suit, action or proceeding brought or threatened in writing by any Governmental Entity in North America or Europe that as at the Closing Date has a reasonable likelihood of success, (i) challenging or seeking to restrain or prohibit the consummation of the Arrangement or seeking to obtain from Parent or any of its Subsidiaries any damages that are material, individually or in the aggregate, in relation to the value of Maple and its Subsidiaries, taken as a whole, as a consequence of the consummation of the Arrangement or the other transactions contemplated by this Arrangement Agreement, (ii) seeking to prohibit or limit in any material respect, or place any material conditions on, the ownership or operation by Maple, Parent or all or any of their respective affiliates of all or any portion of the business or assets or any product of Maple or its Subsidiaries that is material to Maple and its Subsidiaries, taken as a whole, or of Parent or its Subsidiaries that is material to Parent and its Subsidiaries, taken as a whole, or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets or any product of Maple or its Subsidiaries that is material to Maple and its Subsidiaries, taken as a whole, or to Parent or its Subsidiaries that is material to Parent and its Subsidiaries, taken as a whole, in each case as a result of or in connection with the consummation of the Arrangement or the other transactions contemplated by this Arrangement Agreement, (iii) seeking to impose material limitations on the ability of Parent or any of its affiliates to conduct its or Maple’s businesses, including those of their respective Subsidiaries, that is material to Maple or Parent, as the case may be, and its respective Subsidiaries, taken as a whole, following consummation of the Arrangement or the other transactions by this Arrangement Agreement or to acquire or hold, directly or indirectly, or exercise full rights of ownership of, any Maple Shares or shares in the capital of Acquisition Sub, including the right to vote such Maple Shares or shares in the capital of Acquisition Sub on all matters properly presented to the Maple Shareholders or holders of shares in the capital of Acquisition Sub, as the case may be, or (iv) seeking to (A) prohibit Parent or any of its affiliates from effectively controlling in any material respect any of the business or operations of Maple or its Subsidiaries that is material to Maple and its Subsidiaries, taken as a whole, or (B) prevent Maple or its Subsidiaries from operating any of their business that is material to Maple and its Subsidiaries, taken as a whole, in substantially the same manner as operated by Maple and its Subsidiaries prior to the date of this Arrangement Agreement.
(4)	No temporary restraining order, preliminary or permanent injunction or other Judgment in favour of any Governmental Entity issued by any court of competent jurisdiction or other legal restraint or prohibition that, as at the Closing Date, is reasonably likely to result, directly or indirectly, in any of the effects referred to in clauses (i) through (iv) of Section 6.2(3) shall be in effect and not reversed or set aside.
(5)	There shall not have occurred a Material Adverse Effect on or with respect to Maple that has not been publicly disclosed by Maple prior to the date hereof or disclosed to Parent in writing prior to the date hereof, and since the date of this Arrangement Agreement, there shall not have occurred a Material Adverse Effect on or with respect to Maple, and Parent shall have received a certificate signed on behalf of Maple by the chief executive officer and the chief financial officer of Maple to such effect.
(6)	The Executive Employment Agreements with each of Brian Doody and Wajid Ali shall not have been amended or terminated.
(7)	The Non-Competition and Non-Solicitation Agreements with each of Brian Doody and Wajid Ali shall not have been amended or terminated.
        The foregoing conditions are for the benefit of Parent and Acquisition Sub and may be waived, in whole or in part, by Parent on behalf of itself and Acquisition Sub in writing at any time and, unless otherwise provided in the written waiver, will be limited to the specific condition waived. If any of such conditions shall not have been satisfied or waived by Parent on or before the date required for their performance, Parent may terminate this Arrangement Agreement by written notice to Maple.
6.3	Additional Conditions Precedent to the Obligations of Maple
        The obligations of Maple hereunder are further subject to the satisfaction or waiver of the following conditions on or before the Effective Date or such other time prior thereto as is specified below:
(1)	The representations and warranties made by Parent and Acquisition Sub in this Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date or except as affected by transactions contemplated or permitted by this Arrangement Agreement), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not a material adverse effect on Parent’s ability to consummate the Arrangement), and Maple shall have received a certificate signed on behalf of each of Parent and Acquisition Sub (and without personal liability) by an authorized signatory to such effect.
(2)	Parent and Acquisition Sub shall have each performed in all material respects all obligations required to be performed by it under this Arrangement Agreement at or prior to the Effective Date, and Maple shall have received a certificate signed on behalf of each of Parent and Acquisition Sub (and without personal liability) by an authorized signatory thereof to such effect.
(3)	Prior to the Effective Date, Parent shall have deposited or caused to be deposited with the Depository, for the benefit of the Maple Shareholders cash in the amount equal to the aggregate amount of the Cash Proceeds per Share and the Option Consideration, payable to the Maple Shareholders, pursuant to the Plan of Arrangement.
        The foregoing conditions are for the benefit of Maple and may be waived, in whole or in part, by Maple in writing at any time and, unless otherwise provided in the written waiver, will be limited to the specific condition waived. If any of such conditions shall not have been satisfied or waived by Maple on or before the date required for their performance, Maple may terminate this Arrangement Agreement by written notice to Parent.
6.4	Notice and Cure Provisions
        Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Arrangement Agreement and the Effective Time, of any event or state of facts, which occurrence or failure would, or would be likely to:
(a)	cause any of the representations or warranties of any Party contained herein qualified as to materiality to be untrue or inaccurate or any of those not so qualified to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date; or
(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Date.
        No Party may elect not to complete the Arrangement or the other transactions contemplated hereby pursuant to the conditions set forth herein or to exercise any termination right arising therefrom under Section 8.2(1)(b) or Section 8.2(1)(c) and no payments are payable as a result of such election pursuant to Section 7.3 or 7.4 unless, prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Arrangement Agreement until the earlier of (i) the Outside Date, and (ii) the date that is 30 days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date.
6.5	Merger of Conditions
        The conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of the Articles of Arrangement as contemplated by this Arrangement Agreement.
ARTICLE 7
ADDITIONAL AGREEMENTS
7.1	Non-Solicitation
(1)	Maple shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Maple or any of its Subsidiaries, (i) make, solicit, initiate, assist, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement) the initiation of any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, any effort or attempt by any other person to make or complete an Acquisition Proposal, (iii) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation of the Board or the Special Committee of the Arrangement, (iv) approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until ten Business Days following the public announcement of such Acquisition Proposal shall not be considered a violation of this Section 7.1(1)) or (v) accept or enter into, or propose publicly to accept or enter into, any letter of intent, agreement in principle, agreement, contract, arrangement or undertaking in respect of an Acquisition Proposal; provided that nothing contained in this Arrangement Agreement shall prevent the Board from considering, negotiating, accepting, approving, recommending to Maple Shareholders or entering into an agreement in respect of a bona fide, written Acquisition Proposal received at any time prior to obtaining the Shareholder Approvals and such other actions as contemplated by this Section 7.1, in each case solely in the manner and under the circumstances set forth in this Section 7.1 or Section 7.2, as the case may be, and in each case where the Acquisition Proposal in question:
(a)	did not result from a breach of any agreement between the person making such Acquisition Proposal and Maple or any of its Subsidiaries or a breach of this Section 7.1;

(b)	is not subject to a due diligence condition;

(c)	involves the acquisition of (or, in the case of a take-over bid (as defined in the Securities Act), an offer for) not less than 100% of the outstanding Maple Shares on a fully diluted basis or all or substantially all of the consolidated assets of Maple;

(d)	in respect of which the Board determines in its good faith judgment, after consultation with its financial advisors and its external counsel, that failure to take such action would be inconsistent with fiduciary duties under applicable Law; and

(e)	in respect of which the Board determines in its good faith judgment, after consultation with its financial advisors and its external counsel, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that: (A) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; (B) is more favourable from a financial point of view to Maple Shareholders than the Arrangement after giving effect to any changes to the terms of this Agreement proposed by Parent in response to such Acquisition Proposal pursuant to Section 7.2, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (C) is not subject to any financing condition and in respect of which any required financing to complete such Superior Proposal has been demonstrated to the satisfaction of the Board, acting in good faith will be obtained.
(any such Acquisition Proposal being referred to herein as a “Superior Proposal”).
(2)	Maple shall, and shall cause the officers, directors, employees, representatives and agents of Maple and its Subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Parent or Acquisition Sub) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an actual or potential Acquisition Proposal and, in connection therewith, Maple shall discontinue access to such person to the Data Room (and not establish or allow access to any other data rooms, virtual or otherwise, or otherwise furnish information). Maple agrees not to release any third party from, and shall enforce, any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Maple further agrees not to release any third party from, and shall enforce, any standstill agreement or provision to which such third party is a party. Maple shall immediately request the return or destruction of all information provided to any third party which has entered into a confidentiality agreement with Maple relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.
(3)	Maple shall immediately (and in any event within 24 hours of receipt by Maple) notify Parent of, at first orally and then in writing, of any Acquisition Proposal or inquiry that could lead to an Acquisition Proposal, in each case received after the date hereof of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Maple or any of its Subsidiaries in connection with, or any inquiry or proposal that could reasonably be expected to lead to, an Acquisition Proposal or for access to the properties, books or records of Maple or any of its Subsidiaries by any person that informs Maple or such Subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and if in writing or electronic form, a copy thereof, and if not in writing or electronic form, a description of the material terms of any such Acquisition Proposal or inquiry, and shall provide the identity of the person making any such Acquisition Proposal or inquiry and such other details of the proposal or inquiry as Parent may reasonably request. Maple shall keep Parent fully informed of the status, including any change to the material terms, of any such Acquisition Proposal or inquiry.
(4)	If at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by the Maple Shareholders at the Meeting, Maple receives a written Acquisition Proposal not resulting from a breach of this Section 7.1 that the Board determines in good faith, after consultation with its financial advisors and external counsel, constitutes or is reasonably likely to constitute (assuming completion of a due diligence review not exceeding 10 days from the date of Maple first determining that it is permitted to disclose non-public information to such person making the Acquisition Proposal under this Section 7.1(4) (the “Restricted Period”)) if consummated in accordance with its terms (but not assuming away any risk of non-completion) a Superior Proposal, then Maple may, subject to compliance with Section 7.1(3):

(a)	furnish information with respect to Maple and its Subsidiaries to the person making such Acquisition Proposal for a period of review not to exceed the Restricted Period; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal for a period of review not to exceed the Restricted Period;
provided that Maple shall not, and shall not allow its Representatives to, disclose any non-public information to such person without having entered into a confidentiality and standstill agreement (a correct and complete copy of which confidentiality and standstill agreement shall be provided to Parent before any such non-public information is provided) with such person that contains provisions that are no less favourable to Maple than those contained in the Confidentiality Agreement, provided that such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with Maple and may not restrict Maple or its Subsidiaries from complying with this Section 7.1, and Maple shall promptly provide to Parent any material non-public information concerning Maple or its Subsidiaries provided to such other person which was not previously provided to Parent.
(5)	Maple shall ensure that its officers and directors and those of its Subsidiaries and any financial or other advisors or representatives retained by it are aware of the provisions of this Section 7.1, and it shall be responsible for any breach of this Section 7.1 by any such person or its advisors or representatives.

(6)	Nothing contained in this Arrangement Agreement shall prohibit the Board from making any disclosure to Maple Shareholders or from calling and holding a meeting of Maple Shareholders, or any of them, requisitioned by Maple Shareholders, or any of them, in each case prior to the Effective Date if required under applicable Laws.
7.2	Right to Match
(1)	Subject to Section 7.2(2), Maple covenants that it will not accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 7.1(4)) nor withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Parent the approval or recommendation of the Arrangement, nor accept, approve or recommend any Acquisition Proposal unless:
(a)	an Acquisition Proposal has been made that the Board determines in good faith constitutes a Superior Proposal;

(b)	Maple has complied with its obligations under Section 7.1 and the other provisions of this Article 7;

(c)	Maple has provided Parent with a notice in writing that there is a Superior Proposal and confirmation that the Board has determined that the proposal constitutes a Superior Proposal together with all documentation comprising the Superior Proposal, including any value (including a range of value, if any) in financial terms that the Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal;
(d)	a period (the “Response Period”) of five Business Days shall have elapsed from the date on which Parent received the entirety of the documentation set forth in the prior paragraph, and, if Parent has proposed to amend the terms of the Arrangement in accordance with Section 7.2(2), the Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the terms of the Arrangement after giving effect to any offer to amend the terms of the Arrangement made by Parent in accordance with Section 7.2(2);

(e)	Maple terminates this Arrangement Agreement pursuant to Section 8.2(1)(e); and

(f)	Maple has previously, or concurrently will have, paid to Parent the Termination Fee.
(2)	During the Response Period, Parent will have the right, but not the obligation, to offer to amend the terms of the Arrangement, and Maple shall co-operate with Parent with respect thereto, including negotiating in good faith with Parent to enable Parent to make such adjustments to the terms and conditions of this Arrangement Agreement and the Arrangement as Parent deems appropriate and as would enable Parent to proceed with the Arrangement and any related transactions on such adjusted terms. The Board will review in good faith, in consultation with its financial and external counsel, any such offer by Parent to amend the terms of the Arrangement, including an increase in, or modification of, the consideration to be received by the Maple Shareholders, to determine whether the Acquisition Proposal to which Parent is responding would be a Superior Proposal when assessed against the Arrangement as Parent has offered to amend it. If the Board does not so determine, the Board will promptly reaffirm its recommendation of the Arrangement and enter into an amended Arrangement Agreement with Parent reflecting Parent’s offer to amend the terms of the Arrangement.

(3)	If Maple provides Parent with notice under Section 7.2(1) on a date that is less than five Business Days before the date of the Special Meeting, subject to applicable Laws, Maple shall postpone or adjourn the Special Meeting to a date that is after the Response Period but not more than seven Business Days after the scheduled date of the Special Meeting.

(4)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Maple Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.2 and Parent shall be afforded a new Response Period in respect of each such Acquisition Proposal.

7.3	Agreement as to Damages
        Notwithstanding any other provision relating to the payment of fees, including the payment of brokerage fees, if after the execution of this Arrangement Agreement the Arrangement is not consummated because:
(1)	Parent shall have terminated this Arrangement Agreement pursuant to Section 8.2(1)(d);

(2)	(i) a bona fide Acquisition Proposal shall have been made or proposed to Maple or to the Maple Shareholders after the date hereof and prior to the Special Meeting; (ii) this Arrangement Agreement is terminated pursuant to Section 8.2(1)(a)(iii); and (iii) within nine months of the date of this Arrangement Agreement an Acquisition Proposal is completed (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above); provided, however, that for purposes of clause 7.3(2)(iii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “material sale” shall be deemed to be references to “sale of 50% or more” and reference to “securities” shall be deemed to be reference to “outstanding securities”;

(3)	Parent shall have terminated this Arrangement Agreement pursuant to Section 8.2(1)(b) in the event of any wilful or intentional breach by Maple of any of its obligations under this Arrangement Agreement; or

(4)	Maple shall have terminated this Arrangement Agreement pursuant to Section 8.2(1)(e), then Maple shall pay to Parent, within two Business Days of the first to occur of (1), (2) or (3) above (or, in the case of (4) above, contemporaneously or prior to such termination), the amount of $10,200,000 (the “Termination Fee”) as liquidated damages in immediately available funds to an account designated by Parent. For greater certainty, the Parties acknowledge that Maple shall not be obligated to make more than one payment pursuant to this Section 7.3.
        Each Party acknowledges that the payment amount set out in this Section 7.3 is a payment of liquidated damages which is a genuine pre-estimate of the aggregate damages which Parent and Acquisition Sub will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Arrangement Agreement and is not a penalty. Maple irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Article 8, payment of the amount determined pursuant to this Section 7.3 in the manner provided in respect thereof is the sole monetary remedy of Parent and Acquisition Sub collectively under this Arrangement Agreement, provided however, that payment by Maple and acceptance by Parent of the amounts required to be paid pursuant to Section 7.3 shall not be in lieu of any damages or any other payment or remedy available in the event of any wilful or intentional breach by Maple of any of its obligations under this Arrangement Agreement.
7.4	Fees and Expenses
(1)	Subject to subsections (2), (3) and (4) and Section 5.5, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Arrangement Agreement and the Arrangement.

(2)	If this Arrangement Agreement is terminated by Parent pursuant to (i) Section 8.2(1)(a)(iii) or (ii) Section 8.2(1)(b) based on any condition contained in Section 6.2(1) or (2) not having been satisfied or waived by Parent at or before the Effective Date, then (in each case unless the Parent or Acquisition Sub shall have made a misrepresentation or breached a warranty or covenant under this Arrangement Agreement in such a manner that Maple would be entitled to rely on the failure of a condition set forth in Section 6.3 as a reason not to complete the Arrangement and terminate this Arrangement Agreement pursuant to Section 8.2(1)(c)), Maple shall pay Parent $750,000 as reimbursement to Parent and Acquisition Sub for their aggregate out-of-pocket expenses incurred in connection with the transactions contemplated hereby.

(3)	If this Arrangement Agreement is terminated by Maple pursuant to Section 8.2(1)(c) based on any condition contained in Section 6.3 not having been satisfied or waived by Maple at or before the Effective Date, then (unless Maple shall have made a misrepresentation or breached a warranty or covenant under this Arrangement Agreement in such a manner that Parent would be entitled to terminate this Arrangement Agreement pursuant to Section 8.2(1)(b)), Parent shall pay Maple $750,000 as reimbursement to Maple for its out-of-pocket expenses incurred in connection with the transactions contemplated hereby.

(4)	No fees shall be payable by Maple under subsection (2) if Maple has paid the amount provided under Section 7.3.

(5)	Subject to Sections 5.5, Parent shall be responsible for any filing fees made in support of any filings made to a Governmental Entity in respect of the transactions contemplated by this Arrangement Agreement.

(6)	Payments of any amounts under subsection (2) (in the case only of terminations pursuant to Section 8.2(1)(b)), or subsection (3) shall not be exclusive of any other remedies to which the Parties may be entitled as a result of the termination of this Arrangement Agreement.
7.5	Access to Information; Confidentiality
        From the date hereof until the earlier of the Effective Time and the termination of this Arrangement Agreement, Maple shall, and shall cause its Subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Parent and to the officers, employees, agents and representatives of Parent such access as Parent may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Parent with all data and information as Parent may reasonably request. The Parties acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Confidentiality Agreement.
7.6	Insurance and Indemnification
(1)	Parent and Maple agree that Maple shall maintain in effect without any reduction in scope or coverage for six years after the Effective Date customary policies of directors’ and officers’ liability insurance providing protection not less favourable than the protection provided by the policies maintained by Maple and its Subsidiaries as are in effect immediately prior to the Effective Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers with respect to directors’ and officers’ insurance for all present and former directors and officers of Maple and its Subsidiaries with respect to claims related to any period of time at or prior to the Effective Time; provided, however, that Parent, Maple and any of their respective Subsidiaries shall not be required to pay, in the aggregate, a premium for such insurance in excess of $234,425 but, in such case, shall purchase as much of such coverage as possible for such amount.

(2)	Parent agrees that all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Maple and its Subsidiaries that are disclosed in Section 3.1(bb) of the Disclosure Letter shall survive the completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(3)	Parent shall cause Maple and its Subsidiaries to forthwith following the Effective Date to make all necessary and appropriate filings to reflect the resignation of the current directors of Timber other than Brian Doody from their positions as directors and officers of Maple and its Subsidiaries as applicable.
7.7	Certain Employee Matters
        Subject to Section 3.1(k)(x) and (xi), each of Parent and Acquisition Sub (i) acknowledges that the announcement or completion of the Arrangement or other aspects of the transactions contemplated by this Arrangement Agreement results in change of control or other payment triggering events, or may permit or require adjustments, under certain of the Company’s incentive plans and employment and other agreements, as referenced in Section 7.7 of the Disclosure Letter, and (ii) covenants that upon and following the completion of the Arrangement, shall cause the Company and/or its Subsidiaries, as applicable, to honour and perform its obligations thereunder, including by paying to the individuals granted benefits under such plans or party to such agreements, in each case, such amounts as referenced in Section 7.7 of the Disclosure Letter. Timber acknowledges and agrees that Maple will forego any deduction under the Tax Act with respect to the cash payment to be made by Maple to holders of Maple Options pursuant to the Plan of Arrangement and, in that regard, Maple will comply with the requirements described in subsection 110(1.1) of the Tax Act.
7.8	Maple Name and Locations
(1)	Subject to Section 7.8(3), Parent agrees, for a period of five years following the Effective Date, to cause the name "DALSA” to be included as part of the corporate and business names of Maple or its successors, failing which Maple or its successor shall forthwith make a donation in the amount of $2,000,000 to the University of Waterloo for the purpose of establishing an endowment to fund a Chair in the Electrical and Computer Engineering Department of the University of Waterloo or, if for any reason such endowment cannot be established, for the general use of the University of Waterloo.
(2)	Subject to Section 7.8(3), Parent agrees, for a period of five years following the Effective Date, to cause Maple or its successors to maintain its locations in Waterloo, Ontario and Bromont, Québec as continuing operations, failing which Maple or its successor company to Maple shall forthwith make a donation in the amount of $2,000,000 to University of Waterloo for the purpose of establishing an endowment to fund a Chair in the Electrical and Computer Engineering Department of the University of Waterloo or, if for any reason such endowment cannot be established, for the general use of the University of Waterloo.

(3)	Notwithstanding the provisions of Sections 7.8(1) and 7.8(2), in no event shall Parent be required to make a payment under both of Sections 7.8(1) and 7.8(2), and Parent’s payment obligation under Sections 7.8(1) and 7.8(2) shall not exceed $2,000,000 in the aggregate.

(4)	Parent hereby establishes a trust and settles upon it the rights and benefits of the covenants of Parent in Sections 7.8(1) and 7.8(2), and appoints the Trustees as trustees of such trust to hold the benefit of an enforce performance of such rights and benefits, such trust and appointment to be effective at the Effective time, the Parent acknowledging receipt from the Trustees of their acceptance of their appointments and the trust created by this Section 7.8(3) and their agreement to hold such rights and benefits in trust for the use and benefit of the University of Waterloo.

(5)	Each Party acknowledges that the payment amounts set out in this Section 7.8 represent a payment of liquidated damages which is a genuine pre-estimate of the aggregate damages which Maple will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Arrangement Agreement and are not a penalty.
ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER
8.1	Term
        This Arrangement Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Arrangement Agreement in accordance with its terms.
8.2	Termination
(1)	This Arrangement Agreement may:
(a)	be terminated either by Parent on behalf of itself and Acquisition Sub or by Maple if
(i)	the condition in Section 6.1(4) is not satisfied;

(ii)	the Arrangement shall not have been consummated by the Outside Date for any reason; provided, however, that the right to terminate this Arrangement Agreement under this Section 8.2(1)(a)(ii) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Arrangement to occur on or before such date and such action or failure to act constitutes a breach of this Arrangement Agreement; or

(iii)	the Special Meeting shall have been held and the Shareholder Approvals shall not have been obtained thereat or at any adjournment or postponement thereof;
(b)	subject to Section 6.4, be terminated by Parent if each of Parent and Acquisition Sub is not in material breach of its obligations under this Arrangement Agreement and Maple breaches any of its representations, warranties, covenants or agreements contained in this Arrangement Agreement, which breach would give rise to the failure of a condition set forth in Section 6.2;

(c)	subject to Section 6.4, be terminated by Maple if Maple is not in material breach of its obligations under this Arrangement Agreement and Parent or Acquisition Sub breaches any of its representations, warranties, covenants or agreements contained in this Arrangement Agreement, which breach would give rise to the failure of a condition set forth in Section 6.3;

(d)	be terminated by Parent if, prior to the Effective Time, (i) the Board or the Special Committee shall have withdrawn, withheld, qualified or modified in a manner adverse to Parent its recommendation of the Arrangement and this Arrangement Agreement (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal beyond a period of ten Business Days after public announcement of an Acquisition Proposal shall be considered an adverse modification), (ii) the Board or the Special Committee shall have approved or recommended any Acquisition Proposal; (iii) Maple shall have breached Section 7.1 in any material respect (provided, however, that, if the nature of such breach is capable of being cured, Parent may only terminate this Arrangement Agreement pursuant to this clause (iii) if Maple shall not have cured such breach within one Business Day from the date of the breach giving rise to the termination right); or (iv) Parent requests that the Board reaffirm its recommendation of the Arrangement and this Arrangement Agreement and the Board shall not have done so by the tenth Business Day following receipt of such request; or

(e)	be terminated by Maple in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.1(4)), subject to compliance with Sections 7.1 and 7.2 in all material respects and provided that no termination under this Section 8.2(1)(e) shall be effective unless and until Maple shall have paid to Parent the amount required to be paid pursuant to Section 7.3;
in each case, prior to the Effective Time unless stated otherwise.
(2)	If this Arrangement Agreement is terminated in accordance with the foregoing provisions of this Section 8.2, this Arrangement Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 2.7, 7.3 (including for greater certainty payment of the Termination Fee under any of the circumstances specified in Section 7.3), 7.4, 7.5, 9.1, 9.2, 9.3, 9.6 and 9.7 and the Confidentiality Agreement and as

otherwise expressly contemplated hereby, and provided that neither the termination of this Arrangement Agreement nor anything contained in this Section 8.2 shall relieve any Party from any liability for any breach by it of this Arrangement Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.
8.3	Waiver
        Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.
ARTICLE 9
GENERAL PROVISIONS
9.1	Notices
        All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):
(1)	if to Parent or to Acquisition Sub:
Teledyne Technologies Incorporated
1049 Camino Dos Rios
Thousand Oaks, California USA 91360
Attention:   Melanie S. Cibik, Vice President,
                     Associate General Counsel and Assistant Secretary
Telephone: 805-373-4605
Facsimile:    805-373-4610
with a copy to:
Fraser Milner Casgrain LLP
77 King Street West, Suite 400
Toronto Dominion Centre
Toronto, Ontario M5K 0A1
Attention:   John Sabine
Telephone: 416-863-4374
Facsimile:    416-863-4592

(2)	if to Maple:
DALSA Corporation
605 McMurray Road
Waterloo, Ontario
N2V 2E9
Attention:   Brian Doody
Telephone: (519) 886-6000
Facsimile:    (519)-886-0185
with a copy to:
Blake, Cassels & Graydon LLP
Box 25, Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1A9
Attention:   Chris Hewat
Telephone: 416-863-2761
Facsimile:    416-863-2653
9.2	Miscellaneous
        This Arrangement Agreement: (i) constitutes the entire agreement and supersedes all other prior agreements, both written and oral, between the Parties with respect to the subject-matter hereof, save for the Confidentiality Agreement; (ii) shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns; and (iii) subject to Section 9.7, is not intended to confer upon any other person any rights or remedies hereunder. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar electronic copy of this Arrangement Agreement, and such facsimile or similar electronic copy shall be legally effective to create a valid and binding agreement between the Parties.
9.3	Governing Law
        This Arrangement Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Arrangement Agreement and the Arrangement.
9.4	Injunctive Relief
        The Parties agree that irreparable harm would occur in the event that any of the provisions of this Arrangement Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breached of the provisions of this Arrangement Agreement or the Confidentiality Agreement, and otherwise to obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.
9.5	Time of Essence
Time shall be of the essence in this Arrangement Agreement.
9.6	Binding Effect and Arrangement Assignment
        Parent may assign all or any part of its rights under this Arrangement Agreement to, and its obligations under this Arrangement Agreement may be assumed by, a Subsidiary of Parent, provided that if such assignment and/or assumption takes place, Parent shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder. This Arrangement Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Subject to Section 9.7, no third party shall have any rights hereunder. Except as expressly permitted by the terms hereof, neither this Arrangement Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.
9.7	Third Party Beneficiaries
        The provisions of: (i) the final sentence of Section 2.7 are intended for the benefit of all Persons named therein; and (ii) Section 7.6 are intended for the benefit of all present and former directors and officers of Maple and its Subsidiaries; in each case as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her successors, permitted assigns, heirs, executors, administrators and other legal representatives (iii) and Section 7.7 are intended for the benefit of all Key Employees and holders of Maple Options (collectively, the “Third Party Beneficiaries”) and the Parties shall hold the rights and benefits of Sections 2.7, 7.6 and 7.7 in trust for and on behalf of the Third Party Beneficiaries and each of the Parties hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and in each case are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise. Except as provided in this Section 9.7 and Section 7.8, this Arrangement Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.
9.8	Severability
        If any term or other provision of this Arrangement Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Arrangement Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Arrangement Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.9	Counterparts
     This Arrangement Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.
[Signatures appear on next page]

     IN WITNESS WHEREOF Parent, Acquisition Sub and Maple have caused this Arrangement Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TELEDYNE TECHNOLOGIES INCORPORATED
By:	/s/ Robert Mehrabian
Robert Mehrabian
Chairman, President and Chief Executive Officer

TELEDYNE CANADA, INC.
By:	/s/ Robert Mehrabian
Robert Mehrabian
Chairman

DALSA CORPORATION
By:	/s/ Savvas Chamberlain
Savvas Chamberlain
Chairman

A-1

Exhibit A
To the Arrangement Agreement
ARRANGEMENT RESOLUTION
SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
MAPLE CORP.
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1. The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Maple (the “Company”) and Timber Canada (“Acquisition Sub”), as more particularly described and set forth in the management information circular (the “Circular”) dated ●, 2011 of the Company (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.
2. The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Exhibit B to the Arrangement Agreement dated as of December 22, 2011 between Timber, Acquisition Sub and the Company (the “Arrangement Agreement”) (as the Plan of Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.
3. Notwithstanding that this resolution has been passed, and the Arrangement adopted, by the holders of common shares of the Company (“Common Shares”) or that the Arrangement has been approved by the Superior Court of Justice (Ontario), the directors of the Company are hereby authorized and empowered without further notice to or approval of the holders of Common Shares (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.
4. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Arrangement Agreement for filing.
5. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to

A-2

be performed all such other acts and things as in such Person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

Exhibit B
To the Arrangement Agreement
PLAN OF ARRANGEMENT
PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1	Definitions
     In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“Acquisition Sub” means Teledyne Canada, Inc., a corporation incorporated under the laws of the Province of Ontario and a wholly-owned subsidiary of Parent;
“Amalco’’ means the corporation continuing from the Amalgamation;
“Amalgamating Corporations’’ means Acquisition Sub, Maple, each Holdco, DALSA Inc. and DALSA Montreal, Inc. and “Amalgamating Corporation” means any one of them;
“Amalgamation’’ means the amalgamation of the Amalgamating Corporations pursuant to this Plan of Arrangement;
“Arrangement” means an arrangement under the provisions of section 182 of the OBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or modification hereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement, or made at the direction of the Court in the Final Order;
“Arrangement Agreement” means the arrangement agreement dated as of December 22, 2010 between the Company, Parent and Acquisition Sub, as same may be amended, supplemented or restated in accordance with its terms, providing for, among other things, the Arrangement;
“Arrangement Resolution” means the special resolution of Shareholders approving the Arrangement;
“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement to be filed with the Director after the Final Order is made;
“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in either one or both of Toronto, Ontario, Canada and Los Angeles, California, U.S.A.;
“Cash Proceeds per Share” means $18.25 in cash, subject to adjustment in accordance with Section 2.7;

“Charter Documents” means the articles and by-laws and similar constating documents of the Company;
“Company” means DALSA Corporation, a corporation amalgamated under the OBCA;
“Court” means the Ontario Superior Court of Justice (Commercial List);
“Deferred Share Unit Plan” means the Deferred Share Unit Plan of the Company dated October 30, 2008;
“Depository” means Computershare Investor Services Inc. at its principal office in Toronto, Ontario or such other person retained by Maple and Parent to act as depositary in connection with the Arrangement;
“Director” means the Director appointed under section 278 of the OBCA;
“Dissent Procedures” has the meaning given to it in Section 3.1(1);
“Dissent Rights” has the meaning given to it in Section 3.1(1);
“Dissenting Shareholder” means a Shareholder who has properly and validly exercised Dissent Rights in strict compliance with the Dissent Procedures and who has not withdrawn or been deemed to have withdrawn such dissent, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such Shareholder, such Shares referred to as “Dissent Shares”;
“DSU” means a deferred share unit allocated pursuant to the Deferred Share Unit Plan;
“DSU Consideration” means the aggregate cash payable by the Company pursuant to Section 2.2(4);
“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the certificate endorsed on the Articles of Arrangement by the Director pursuant to subsection 178(4) of the OBCA;
“Effective Time” means the first moment in time in Toronto, Ontario, Canada on the Effective Date;
“Eligible Shareholder” means a Shareholder or a Holdco Shareholder that is not a Dissenting Shareholder, a Non-Resident Shareholder or a Tax-Exempt Shareholder;
“Final Order” means the order of the Court approving the Arrangement as such order may be amended, supplemented or varied by the Court (with the consent of the Company and Parent, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended (provided that any such amendment shall be acceptable to Parent and the Company, each acting reasonably) on appeal;
“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, commissioner, tribunal, board, bureau, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing, or (d) stock exchange, automated quotation system, self regulatory authority or securities regulatory authority, including, without limitation, the TSX;
“Holdco” has the meaning given to it in Section 2.3;
“Holdco Agreement” means a share purchase agreement, in the form approved by Parent, acting reasonably, to be entered into between Parent, Acquisition Sub, a Holdco and all of the Holdco Shareholders of such Holdco, providing for the transfer of all of the issued and outstanding Holdco Shares of such Holdco to Acquisition Sub in accordance with this Plan of Arrangement and containing (i) the terms and conditions set forth in Section 2.3; (ii) such representations and warranties, terms and conditions and indemnities as Parent and Acquisition Sub may reasonably request and (iii) the requirement for such Holdco Shareholder to arrange for the provision of a legal opinion of legal counsel to such Holdco in form satisfactory to Parent, acting reasonably, in connection with the transfer of such Holdco Shares, based on customary certificates of officers of such Holdco and assumptions, to the effect that: the Holdco is a subsisting corporation or equivalent under its governing laws; the Holdco Shareholders are the registered holders of all outstanding shares of the Holdco based solely on the registers of the Holdco; all necessary corporate action has been taken by the Holdco to authorize the execution, delivery and performance of the share purchase agreement; the execution, delivery and performance of the share purchase agreement by the Holdco does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of all currently effective articles and by-laws of the Holdco; and the share purchase agreement constitutes a legal, valid and binding obligation of the Holdco enforceable against the Holdco in accordance with its terms;
“Holdco Document Deadline” means 4:30 p.m. (Toronto time) on the sixth Business Day immediately prior to the date of the Special Meeting;
“Holdco Shareholder” means a holder at the relevant time of Holdco Shares;
“Holdco Shares” means all of the issued and outstanding shares of a Holdco;
“Interim Order” means the interim order of the Court, as the same may be amended, supplemented or varied by the Court (with the consent of the Company and Parent, each acting reasonably), made in connection with the Arrangement following the application therefor contemplated by the Arrangement Agreement;
“Law” means any federal, state, provincial or local, domestic or foreign, statute, law, code, ordinance, rule or regulation of any Governmental Entity;
“Letter of Transmittal” means a letter of transmittal to be forwarded or made available by the Company to Shareholders and Holdco Shareholders, in a form acceptable to Parent, acting reasonably, providing for the delivery of the Shares and Holdco Shares, as the case may be, to the Depository;
“Liens” means any pledges, claims, liens, charges, options, hypothecs, mortgages, security interests, restrictions, adverse rights or any other encumbrances of any kind or nature whatsoever;
“Non-Resident Shareholder” means a Shareholder or a Holdco Shareholder that is: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as promulgated or amended from time to time;
“Option Consideration” means the aggregate cash payable by the Company pursuant to Section 2.2(2);
“Optionholders” means the holders of Options;
“Options” means any existing right or option to purchase Shares outstanding, including under the Stock Option Plan;
“Parent” means Teledyne Technologies Incorporated, a corporation incorporated under the Laws of Delaware;
a “person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Plan of Arrangement” means this plan of arrangement, as it may be amended from time to time;
“Proxy Circular” means the notice of meeting and management information circular of the Company sent to Shareholders in connection with the Special Meeting;
“Purchase Price” has the meaning given to it in Section 2.5(1);
“Shareholders” means, at any time, unless the context otherwise requires, the registered holders of Shares at such time;
“Shares” means, at any time, the issued and outstanding common shares of the Company at such time;
“Special Meeting” means the special meeting of the Shareholders (including any adjournments or postponements thereof) to be called and held pursuant to the Interim Order to consider, and, if thought fit, approve the Arrangement Resolution;
“Stock Option Plan” means the stock option plan of Maple established in 1996, as amended in March 2001, March 2004, March 2006 and further amended in February 2008;
“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes and charges, sales taxes, use taxes, ad valorem taxes, value added taxes, subsoil use or extraction taxes and ownership fees, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, health taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment/unemployment insurance or compensation taxes, mandatory pension and other social fund taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges or any kind whatsoever, and any instalments in respect thereof, together with any interest, fines and any penalties or additional amounts imposed by any Taxing Authority (domestic or foreign) on such entity and any interest, fines, penalties, additional Taxes and additions to Tax imposed on such entity with respect to the foregoing and including any amount in respect of the foregoing as a transferee or successor, guarantor or surety or in a similar capacity under any contract arrangement, agreement, understanding or commitment (whether written or oral) or by operation of law;
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;
“Tax-Exempt Shareholder” means a Shareholder or a Holdco Shareholder that is exempt from Tax under Part I of the Tax Act;
“Tax Return” means any returns, reports, declarations, elections, notices, filings, forms, statements and other documents whether in tangible, electronic or other form and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto made, prepared, filed or required to be made, prepared or filed in respect of Taxes;
“Taxing Authority” means any Governmental Entity exercising regulatory authority in respect of any Taxes; and
“TSX” means Toronto Stock Exchange.
1.2	Interpretation Not Affected by Headings
     The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or other part by number or letter or both refer to the Article, Section or other part, respectively, bearing that designation in this Plan of Arrangement.
1.3	Number and Gender
     In this Plan of Arrangement, unless the contrary intention appears, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.
1.4	Time
     All times expressed herein or in any Letter of Transmittal refer to the local time in Toronto, Ontario, Canada, unless otherwise stipulated herein or therein.
1.5	Currency
     Unless otherwise stated, all references in this Plan of Arrangement to sums of money refer to the lawful money of Canada and “$” or “dollars” refers to Canadian dollars.

1.6	Statutory References
        Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.
ARTICLE 2
THE ARRANGEMENT
2.1	Effectiveness
        Subject to the terms of the Arrangement Agreement, this Plan of Arrangement will become effective at the Effective Time (except as otherwise provided herein) and will be binding from and after the Effective Time on: (i) the Company; (ii) Parent; (iii) Acquisition Sub; (iv) Holdcos; (v) all holders and all beneficial owners of Shares; (vi) all holders and beneficial owners of Holdco Shares; (vii) all holders and all beneficial owners of Options; (viii) all holders and all beneficial owners of DSUs; (ix) the registrar and transfer agent of the Shares; and (x) the Depository.
2.2	The Arrangement
        At the Effective Time, the following shall occur and be deemed to occur in the following order without any further act or formality:
(1)	each Option outstanding immediately prior to the Effective Time, notwithstanding any contingent vesting provisions to which it might otherwise be subject, shall be deemed to be vested and then shall be immediately cancelled in exchange for a cash payment from or on behalf of Maple equal to the excess, if any, of (i) the product of the number of Shares underlying such Option and the Cash Proceeds per Share over (ii) the applicable aggregate exercise price of such Option (the “Option Consideration”), which amount shall be paid to the holder of such Option from the funds deposited with the Depository in accordance with the Plan of Arrangement;

(2)	each Share in respect of which Dissent Rights have been validly exercised before the Effective Time shall be transferred and deemed to be transferred by the registered holder thereof, without any further act or formality on its part, free and clear of all Liens, to Acquisition Sub in consideration for a debt claim against Acquisition Sub in an amount determined and payable in accordance with the terms of this Plan of Arrangement, and the name of such holder will be removed from the register of holders of Shares (in respect of the Shares for which Dissent Rights have been validly exercised before the Effective Time), and Acquisition Sub shall be recorded as the registered holder of Shares so transferred and shall be deemed to be the legal and beneficial owner of such Shares free and clear of any Liens;

(3)	each Share (other than Dissent Shares and other than Shares held by a Holdco or by Acquisition Sub or its affiliates) shall be transferred and deemed to be transferred by the registered holder thereof, without any further act or formality on its part, free and clear of all Liens, to Acquisition Sub in consideration of the payment of the Cash Proceeds per Share to such holder, and the name of such holder will be removed from the register of holders of Shares, and Acquisition Sub shall be recorded as the registered holder of Shares so transferred and shall be deemed to be the legal and beneficial owner of such Shares free and clear of any Liens;
(4)	following the resignation by, or removal of, a holder of DSUs as a director of the Company, each DSU granted and outstanding immediately prior to the Effective Time held by such holder shall, notwithstanding any contingent vesting provisions to which the DSU might otherwise be subject, be immediately cancelled in exchange for a cash payment from or on behalf of Maple equal to the Cash Proceeds per Share (the “DSU Consideration"), which amount shall be paid to the holder of such DSU from the funds deposited with the Depositary in accordance with the Plan of Arrangement;

(5)	all of the issued and outstanding Holdco Shares in respect of each Holdco shall be transferred and deemed to be transferred by the registered holder thereof, without any further act or formality on its part, free and clear of all Liens, to Acquisition Sub in consideration of the payment of the aggregate amount equal to the product of the Cash Proceeds per Share and the aggregate number of Maple Shares held by such Holdco to such holder and the name of such holder will be removed from the register of Holdco Shareholders and Acquisition Sub shall be recorded as the registered holder of Holdco Shares so transferred and shall be deemed to be the legal and beneficial owner of such Holdco Shares free and clear of any Liens;

(6)	the stated capital in respect of the Shares and the Holdco Shares shall be reduced to $1.00;

(7)	the Company will file an election with the Canada Revenue Agency, to be effective prior to the Amalgamation described in paragraph 2.2(8) below, to cease to be a public corporation for the purposes of the Tax Act;

(8)	the Amalgamating Corporations shall be amalgamated to form Amalco and continue as one corporation under the OBCA on the terms prescribed in this Plan of Arrangement and, as a result, the Amalgamating Corporations will merge with the same effect as if they were amalgamated under section 177(1) of the OBCA; and, following the amalgamation of the Amalgamating Corporations described in this paragraph 2.2(8) and from and after such time:
(a)	the property and liabilities of the Amalgamating Corporations will become the property and liabilities of Amalco;

(b)	the Amalgamating Corporations will continue as one company;

(c)	Amalco will own and hold all property of the Amalgamating Corporations, and, shall continue to be liable for the obligations of the Amalgamating Corporations and will be liable for the obligations of the Amalgamating Corporations, including civil, criminal and quasi-criminal liabilities and all contracts, disabilities, options, warrants and debts of each of the Amalgamating Corporations;

(d)	all rights, contracts, permits and interests of the Amalgamating Corporations will continue as rights, contracts, permits and interests of Amalco as if the

Amalgamating Corporations continued and, for greater certainly, the merger will not constitute a transfer or assignment of the rights or obligations of any of the Amalgamating Corporations under any such rights, contracts, permits and interests;

(e)	any existing cause of action, claim or liability to prosecution is unaffected;

(f)	a civil, criminal or administrative action or proceeding pending by or against any of the Amalgamating Corporations may continue to be prosecuted by or against Amalco;

(g)	a conviction against, or ruling, order or judgment in favour of or against, any of the Amalgamating Corporations may be enforced by or against Amalco;

(h)	the name of Amalco shall be Maple Timber Canada, Inc.;

(i)	all outstanding common shares of Acquisition Sub shall be cancelled and Timber shall receive on the Amalgamation one common share of Amalco for the one common share of Acquisition Sub previously held by Timber;

(j)	the registered and records office of Amalco shall be located at ●;

(k)	the head office of Amalco will be located at 605 McMurray Road Waterloo, Ontario N2V 2E9;

(l)	Amalco shall be authorized to issue an unlimited number of common shares;

(m)	the articles of amalgamation of Amalco shall be substantially in the form attached as appendix ● to this Plan of Arrangement;

(n)	the by-laws of Amalco shall be substantially in the form of the by-laws of Acquisition Sub;

(o)	the first annual general meeting of Amalco will be held within 18 months after the Effective Date; and

(p)	the first directors of Amalco following the Amalgamation shall be ●;
provided, however, that none of the foregoing shall occur or be deemed to occur unless all of the foregoing occurs.
2.3	Holdco Transfers
        A Shareholder that wants to transfer Holdco Shares to Acquisition Sub as provided in Section 2.2(7) shall be entitled to do so provided that each of the following conditions are satisfied on or prior to and as of the Effective Time (each of the corporations as so described below and in respect of which such conditions are so satisfied being a “Holdco”):
(1)	the Shareholder and the Holdco Shareholder is an Eligible Shareholder;

(2)	the Shareholder has delivered a notice to Parent in the manner set forth in the Proxy Circular at least 10 days prior to the date of the Special Meeting notifying Parent of such Shareholder’s intention to effect the transactions contemplated in this Section 2.3;

(3)	Holdco is incorporated under the OBCA no earlier than January 4, 2011 or such earlier date as is acceptable to Parent in its sole and absolute discretion;

(4)	at the Effective Time, Holdco has no indebtedness or liabilities (except to Acquisition Sub under this Plan of Arrangement and the Holdco Agreement) and owns no assets other than the Shares, except for such assets as are acceptable to Parent in its sole and absolute discretion;

(5)	the Shareholder and, if applicable, the Holdco Shareholder indemnifies Parent and Acquisition Sub for any and all liabilities of Holdco arising or in respect of all periods occurring prior to the Effective Time in a form satisfactory to Parent in its sole discretion;

(6)	the Holdco Shareholder indemnifies Parent for all reasonable expenses incurred directly or indirectly by the Parent in connection with or consequential to the purchase and amalgamation of the Holdco;

(7)	except as may be acceptable to Parent in its sole and absolute discretion, prior to the Effective Time, Holdco will not have any declared and unpaid dividends or other distributions;

(8)	at the Effective Time but prior to giving effect to this Plan of Arrangement, Holdco has no issued shares outstanding other than the Holdco Shares, which shares are common shares, and all such Holdco Shares are owned by only the Holdco Shareholder, who shall be the sole beneficial owner of such Holdco Shares except as may otherwise be acceptable to Parent in its sole and absolute discretion;

(9)	except as may be acceptable to Parent in its sole and absolute discretion, prior to the Effective Time, Holdco has never entered into any transaction (or conducted any business or operations or engaged in any activity) other than those relating to and necessary for the ownership of Shares or such other transactions as are necessary to facilitate those transactions described herein or, with Parent’s consent, acting reasonably, such other transactions as are necessary to facilitate those transactions described herein;

(10)	the Shareholder shall prepare and file all income Tax Returns and elections of Holdco up to the end of the taxation year of Holdco ending immediately prior to the acquisition of the Holdco Shares by Acquisition Sub subject to Parent’s right to approve all such Tax Returns as to form and substance prior to the time such Tax Returns are filed;

(11)	the Shareholder provides Parent, on or before the Holdco Document Deadline, with copies of all documents necessary to effect the transactions contemplated in this Section 2.3 no later than immediately before the Effective Time, which documents must be approved by Parent in its sole and absolute discretion; and

(12)	the Holdco Shareholders and Holdco shall execute a Holdco Agreement with Parent and Acquisition Sub.
2.4	Letter of Transmittal
        The Company shall forward or cause to be forwarded to each Shareholder, Optionholder and holder of DSUs, at the address of such holder as it appears on the register maintained by or on behalf of the Company in respect of the holders of Shares, Options or DSUs, respectively, and to each Holdco Shareholder, in the case of Shareholders and Holdco Shareholders, the Letter of Transmittal, and, in each case, instructions for obtaining delivery of that portion of the Purchase Price, the Option Consideration or the DSU Consideration, as the case may be, payable to such holder following the Effective Date pursuant to this Plan of Arrangement.
2.5	Delivery of Purchase Price, Option Consideration and DSU Consideration
(1)	Prior to the Effective Date: (i) Acquisition Sub shall deposit, or arrange to be deposited, the money required for the payment of the aggregate Cash Proceeds per Share (the “Purchase Price”) for the Shares acquired pursuant to Section 2.2(3) and the Holdco Shares acquired pursuant to Section 2.2(5) for the benefit of and in trust for the holders of Shares and Holdco Shares entitled to receive the Cash Proceeds per Share for each Share or Holdco Share held by them in a special account with the Depository to be paid to or to the order of the respective former holders of such Shares or Holdco Shares, without interest; (ii) the Company shall deposit, or arrange to be deposited, the money required for the payment of the aggregate Option Consideration for the Options which are acquired by the Company for cash pursuant to Section 2.2(1) for the benefit of and in trust for the holders of such Options in a special account with the Depository to be paid to or to the order of the respective former holders of such Options, without interest; and (iii) the DSU Trustee shall deposit, or arrange to be deposited, the money required for the payment of the aggregate DSU Consideration for the cancellation of the DSUs in exchange for cash pursuant to Section 2.2(4) for the benefit of and in trust for the holders of such DSUs in a special account with the Depository to be paid to or to the order of the respective former holders of such DSUs, without interest. All such money so deposited with the Depository shall be cash, denominated in Canadian dollars, and such money shall not be used for any purpose except as provided in this Plan of Arrangement. After the Effective Time, assuming that Parent, Acquisition Sub, the Company and the DSU Trustee have each complied with this Section 2.5(1), as applicable, each shall be fully and completely discharged from their obligation to pay the Purchase Price to the former holders of Shares or Holdco Shares referred to in Section 2.2(3) or 2.2(5), respectively, the aggregate Option Consideration to former holders of Options referred to in Section 2.2(1) and the aggregate DSU Consideration to former holders of DSUs referred to in Section 2.2(5), and the rights of such holders shall be limited to receiving, without interest, from the Depository their proportionate part of the money so deposited in accordance with terms of this Section 2.5. Any interest on such deposit shall be for the account of Acquisition Sub.

(2)	The payment to or to the order of the former Shareholders or Holdco Shareholders provided for in Section 2.2(3) or 2.2(5), respectively, shall be made on presentation and surrender at the principal office of the Depository in Toronto, Ontario, Canada of the certificate(s) representing one or more Shares or Holdco Shares which were acquired by Acquisition Sub pursuant to Section 2.2(3) or 2.2(5), respectively, and a duly completed Letter of Transmittal and such other documents and instruments, if any, as Parent and/or the Depository may reasonably require. Upon surrender to the Depository for transfer to Acquisition Sub of a certificate which immediately prior to the Effective Time represented Shares or Holdco Shares in respect of which the holder is entitled to receive the appropriate consideration per Share under the Arrangement, and a duly completed Letter of Transmittal, and such additional documents and instruments as Parent and the Depository may reasonably require, such former holder shall be entitled to receive in exchange therefor, and as soon as practicable after the Effective Time the Depository shall deliver to such holder, a cheque (or, if required by applicable laws, a wire transfer) for the amount of cash such holder is entitled to receive under the Arrangement. In the event of a transfer of ownership of Shares that was not registered in the securities register of the Company, other than a transfer pursuant to Section 2.3, the amount of cash payable for such Shares under the Arrangement may be delivered to the transferee if the certificate representing such Shares is presented to the Depository as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable share transfer Taxes have been paid.
(3)	As soon as practicable after the Effective Time, the Depositary shall deliver on behalf of the Company to each Optionholder, as reflected on the books and records of the Company, a cheque (or, if required by applicable laws, a wire transfer) for the amount of cash such Optionholder is entitled to receive under the Arrangement in accordance with Section 2.2(1).

(4)	After the Effective Time and as soon as practicable following the resignation by or removal of a holder of DSUs as a director of the Company, the Depositary shall deliver to such holder of DSUs, as reflected on the books and records of the Company, a cheque (or, if required by applicable laws, a wire transfer) for the amount of cash such holder of DSUs is entitled to receive under the Arrangement in accordance with Section 2.2(4).
2.6	Expiration of Rights
        Any amounts deposited with the Depository for the payment of the Purchase Price, the aggregate Option Consideration or the aggregate DSU Consideration which remain unclaimed on the date which is six years from the Effective Date shall be forfeited to Acquisition Sub and paid over to or as otherwise directed by Acquisition Sub, and the former holders of Shares, Holdco Shares, Options and/or DSUs shall thereafter have no right to receive their respective entitlement to the Purchase Price, the aggregate Option Consideration or the aggregated DSU Consideration, as applicable.
2.7	Dividends and Distributions
        If the Company declares, sets aside or pays any dividend on, or makes any other actual, constructive or deemed distribution in respect of any of the Shares, or otherwise makes any payments to the holders of the Shares in their capacity as such, during the period commencing on the date of the Arrangement Agreement and ending on the Effective Date, in each case, except as permitted by the Arrangement Agreement, Acquisition Sub may reduce the amount of the Cash Proceeds per Share by any amount Parent determines in Parent’s sole discretion, provided that such discount shall not exceed the fair value of such dividend, distribution or payment received per Share. Except as permitted by the Arrangement Agreement, no dividends or other distributions declared or made with respect to the Shares with a record date after the Effective Date shall be paid to the Shareholder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Shares.
2.8	Transfers Free and Clear
        Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens.
ARTICLE 3
RIGHTS OF DISSENT
3.1	Dissent Rights
(1)	Each Shareholder may exercise rights of dissent (the “Dissent Rights”) with respect to its Shares pursuant to and in the manner set forth in section 185 of the OBCA as modified by the Interim Order and this Section 3.1, but provided that, notwithstanding subsection 185(6) of the OBCA, such Dissenting Shareholder delivers to the Company written objection to the Arrangement by 5:00 p.m. (Toronto time) on the second Business Day immediately prior to the date of the Special Meeting and otherwise complies with section 185 of the OBCA (the “Dissent Procedures”).

(2)	If the Amalgamation is concluded, Shareholders who duly and validly exercise their Dissent Rights shall be deemed to have transferred their Shares, without any further act or formality on their part, free and clear of all Liens, to Acquisition Sub as provided in Section 2.2(1), and such Shareholders who: (i) are ultimately determined to be entitled to be paid fair value for their Shares shall be deemed to have transferred their Shares to Acquisition Sub in exchange for a debt claim against Acquisition Sub to be paid the fair value of such Shares pursuant to the Dissent Procedures, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement in respect of such Shares had such Shareholders not exercised their Dissent Rights; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Shares, shall be deemed to have participated in the Arrangement as of the Effective Time on the same basis as a non-Dissenting Shareholder and shall receive cash consideration in respect of their Shares as if such Shares would not have exercised Dissent Rights.

(3)	In no case shall the Company, the Acquisition Sub, the Depository, the registrar and transfer agent of the Shares or any other person be required to recognize a Dissenting Shareholder as a holder of Shares after the Effective Time and the name of each Dissenting Shareholder shall be removed from the registers of holders of Shares as at the Effective Time as provided in Article 2.

(4)	In addition to any other restrictions under section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Optionholders, (ii) holders of DSUs and (iii) Shareholders who vote in favour of the Arrangement Resolution.

ARTICLE 4
CERTIFICATES
4.1	Certificates
        From and after the Effective Time, until surrendered as contemplated by Section 2.5(2), each certificate formerly representing Shares or Holdco Shares that, under the Arrangement, were transferred or deemed to be transferred to the Acquisition Sub in return for cash pursuant to Section 2.2(6) or 2.2(7), respectively, shall, subject to Section 2.6, represent and be deemed, at all times after the Effective Time, to represent only the right to receive upon such surrender the applicable amount per Share or Holdco Share specified in Section 2.2(6) or 2.2(7), respectively. From and after the Effective Time, each Option referred to in Section 2.2(2) and any evidence thereof shall be deemed, at all times after the Effective Time, to represent only the right to receive the applicable Option Consideration specified in Section 2.2(2). From and after the Effective Time, each DSU referred to in Section 2.2(4) and any evidence thereof shall be deemed, at all times after the Effective Time, to represent only the right to receive the applicable DSU Consideration specified in Section 2.2(4)
4.2	Lost Certificates
        In the event that any certificate which immediately prior to the Effective Time represented one or more Shares or Holdco Shares that was sold and transferred to Acquisition Sub pursuant to Section 2.2(6) or 2.2(7), respectively, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depository shall, after the Effective Time, pay such person the cash that such person would have been entitled to receive had such share certificate not been lost, stolen or destroyed. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom cash is to be paid shall, as a condition precedent to such payment, give a bond satisfactory to Parent, Acquisition Sub and the Depository in such sum as Parent and the Depository may direct, or otherwise indemnify the Depository, Parent and Acquisition Sub in a manner satisfactory to each of them against any claim that may be made against the Depository, Parent or Acquisition Sub with respect to the certificate alleged to have been lost, stolen or destroyed, and shall otherwise take such action as may be required by the by-laws of the Company or the Holdco, as applicable.
ARTICLE 5
GENERAL
5.1	Paramountcy
        From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all Shares, Holdco Shares, Options and DSUs issued prior to the Effective Time, and (ii) the rights and obligations of the registered holders of Shares, Holdco Shares, Options or DSUs, the Company, Parent, Acquisition Sub, the Depository and any trustee or transfer agent therefor in relation thereto, and any other person having any right, title or interest in or to Shares, Holdco Shares, Options or DSUs, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) against the Company, Acquisition Sub or any of their respective affiliates based on or in any way relating to any Shares, Holdco Shares, Options or DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.2	Amendment
(1)	Subject to the terms of this Sections 5.2, the Company, Parent and Acquisition Sub reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification and/or supplement must be contained in a written document which is (i) agreed to in writing by the Company and Parent, (ii) filed with the Court and, if made following the Special Meeting, approved by the Court subject to such conditions as the Court may impose, and (iii) if so required by the Court, communicated to Shareholders, Optionholders and/or holders of DSUs in the manner as required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or Parent at any time prior to or at the Special Meeting (provided that the Company and the Acquisition Sub shall have consented thereto in writing), with or without any prior notice or communication and, if so proposed and accepted by the Persons voting at the Special Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification and/or supplement to this Plan of Arrangement that is approved by the Court following the Special Meeting shall be effective only if: (i) it is agreed to by each of the Company and Parent, each acting reasonably; and (ii) if required by the Court, it is consented to by holders of the Shares voting in the manner directed by the Court.

(4)	Notwithstanding the foregoing provisions of this Section 5.2, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.
5.3	Further Assurances
        Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.
5.4	Withholding Rights
        Notwithstanding anything in the Arrangement Agreement or this Plan of Arrangement to the contrary, the Company, the Depository, Acquisition Sub or one or more subsidiaries of Acquisition Sub, as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Plan of Arrangement to any holder of Shares, Holdco Shares, Options or DSUs such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, the IRC, or any provision of local, state, provincial or foreign Tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of the

Arrangement Agreement and this Plan of Arrangement as having been paid to the former holder of the Shares, Holdco Shares, Options or DSUs, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Taxing Authority within the time required and in accordance with applicable Laws.

Exhibit C
To the Arrangement Agreement
REPRESENTATIONS AND WARRANTIES OF MAPLE
     When terms that are defined in the Arrangement Agreement to which this Exhibit C is attached are used in this Exhibit C, they have the definitions given to them in the Arrangement Agreement, unless otherwise defined in this Exhibit C.
     Maple represents and warrants to each of Parent and Acquisition Sub as follows:
(a)	Corporate Existence and Power. The Company is a corporation duly amalgamated and validly existing and in good standing under the Laws of Ontario and has all corporate power and authority to own and operate its assets and properties as now owned and to carry on its business as now conducted. The Company and each of its Subsidiaries is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, whether owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, and has all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)	Corporate Records. Except as set out in Section 3.1(b) of the Disclosure Letter, the corporate minute books of the Company and each of its Subsidiaries made available to Parent and its counsel, either in person or in the Maple Data Room on or prior to December 21, 2010 in connection with their due diligence investigations of the Company are complete and correct copies of such minute books, reflecting all proceedings of the directors, the committees of directors and the securityholders thereof up to the date hereof. Except as set out in Section 3.1(b) of the Disclosure Letter, the minutes of meeting of and the resolutions of the directors and shareholders of the Company and each of its Subsidiaries (or the equivalent documents in the case of non-corporate entities) made available to Parent in the Maple Data Room on or prior to December 21, 2010 are complete and correct copies of all such documents from January 1, 2007 up to the date hereof. All corporate proceedings and actions reflected in the corporate minute books have been taken in compliance in all material respects with applicable Laws and the articles of incorporation or formation, by-laws and other charter documents of the Company and each of its Subsidiaries.

(c)	Corporate Authorization. The Company has all requisite power and authority, and has taken all corporate action necessary, for the execution, delivery and performance by the Company of the Arrangement Agreement and the consummation by the Company of the transactions contemplated by the Arrangement Agreement. The Arrangement Agreement has been duly authorized, executed and delivered by the Company and no other corporate proceedings on the part of the Company are necessary to authorize the Arrangement Agreement or the transactions contemplated hereby other than in connection with the approval by the Board of the Company Circular and the approval by the Maple Shareholders in the manner required by the Interim Order and applicable Laws and approval by the Court. The Arrangement Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. The Board has unanimously (i) approved the Arrangement and the other transactions contemplated herein and authorized the entering into of this Arrangement Agreement, the execution hereof, and the performance of the provisions hereof by the Company; (ii) determined, based in part on the Fairness Opinion, that the Arrangement is fair to the Maple Shareholders and that the Arrangement is in the best interest of the Company; and (iii) recommended that the Maple Shareholders vote in favour of the Arrangement Resolution. Each member of the Board has indicated his or her intention to vote all of his or her Maple Shares in favour of the Arrangement Resolution and has agreed that the press release to be issued by the Company announcing the Arrangement may reference such statement of intention and that references to such intention may be made in the Information Circular.

(d)	Governmental Authorization. The execution, delivery and performance by the Company of the Arrangement Agreement and the consummation by the Company of the transactions contemplated by the Arrangement Agreement and by the Plan of Arrangement do not require any consent, approval or authorization of or any action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the OBCA; (iv) the Regulatory Approvals; and (v) compliance with any applicable Securities Laws, stock exchange rules and policies.

(e)	Non-Contravention. The execution, delivery and performance by the Company of its obligations under the Arrangement Agreement and the consummation of the transactions contemplated by the Arrangement Agreement and by the Plan of Arrangement do not and shall not: (i) contravene, conflict with, or result in any violation or breach of any provision of the articles or by-laws of the Company or the constating documents of any of its Subsidiaries; (ii) assuming compliance with the matters, or obtaining the approvals, referred to in paragraph (d) above, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or any license, approval, consent or authorization issued by a Governmental Entity held by the Company or any of its Subsidiaries; (iii) except for the Contracts set out in Schedule 3.1(e) of the Disclosure Letter, require any notice or consent or other action by any person under, contravene, conflict with, violate, breach or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, create any liability of obligation of the Company or any Subsidiaries, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any Contract or other instrument binding upon the Company or any of its Subsidiaries or affecting any of their respective assets; or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Following the consummation of the Arrangement in accordance with its terms, none of Parent or Acquisition Sub will have any obligation to make any payment to any person with respect to the purchase of any Maple Shares, Maple Options or DSUs except as contemplated in the Plan of Arrangement.

(f)	Capitalization.
(i)	The authorized share capital of the Company consists of an unlimited number of Maple Shares and an unlimited number of preferred shares. As of December 21, 2010, there were 18,434,650 Maple Shares issued and outstanding and no preferred shares were issued and outstanding. As of December 21, 2010, an aggregate of 534,875 Maple Shares were issuable upon the exercise of all outstanding Maple Options (whether or not vested) 62,024 DSUs (vested and unvested) were granted and outstanding and up to 62,024 Maple Shares (in lieu of a cash award) were issuable, at the option of the Company, upon the exercise of the outstanding DSUs (whether or not vested). As of December 21, 2010, Computershare Trust Company of Canada, as trustee, held 61,460 Maple Shares for issuance upon redemption of outstanding DSUs in accordance with the Deferred Share Unit Plan. Except for the Maple Options and DSUs set out in Section 3.1(f)(i) of the Disclosure Letter, there are no options, warrants, conversion privileges, equity-based awards, including DSUs or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by the Company of any Maple Shares or other securities of the Company or any of its Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, or whose value is based on or in reference to the value or price of (such as phantom equity securities or share appreciation rights), any shares or other securities of the Company (including Maple Shares and preferred shares) or any of its Subsidiaries. There are no outstanding notes, bonds, debentures or other evidences of indebtedness of the Company or any of its Subsidiaries having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Maple Shares on any matter. All outstanding Maple Shares have been duly authorized and validly issued, are fully paid and non-assessable (and no such Maple Shares have been issued in violation of or are subject to any pre-emptive or similar rights), and all Maple Shares issuable upon the exercise of rights under the Maple Options and DSUs in accordance with their respective terms have been duly authorized and, upon issuance, shall be validly issued as fully paid and non-assessable. All outstanding Maple Shares have been issued in compliance with all applicable Laws. No Maple Shares are held by the Company or any of its Subsidiaries.

(ii)	Section 3.1(f)(i) of the Disclosure Letter sets forth, with respect to each Maple Option and DSU outstanding as of December 21, 2010: (A) the number of Maple Shares issuable therefor; (B) the purchase price payable therefor upon the exercise of each such Maple Option and DSU; (C) the date on which such Maple Option or DSU was granted; (D) the name of the registered holder; (E) the extent to which such Maple Option or DSU is vested and exercisable as of the date of the Arrangement Agreement and the extent of acceleration as a result, either alone or together with another event or occurrence, of the Arrangement; and (F) the date on which such Maple Option and DSU expires. All grants of Maple Options and DSUs were validly issued and properly approved by the Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws, the Maple Stock Option Plan or the Deferred Share Unit Plan, as applicable, and recorded on the Company’s financial statements in accordance with GAAP, and no such grants involved any “back dating,” “forward dating,” “spring loading” or similar practices with respect to such grants.

(iii)	All dividends or distributions on securities of the Company that have been declared or authorized have been paid in full.

(iv)	No Maple Shareholder is entitled to any pre-emptive or other similar right granted by the Company or any of its Subsidiaries. Except as set forth in Section 3.1(f)(iv) of the Disclosure Letter, there are no outstanding contractual or other obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Maple Shares or, to the knowledge of the Company, with respect to the voting or disposition of any outstanding securities of the Company or any of its Subsidiaries. No holder of securities issued by the Company or any of its Subsidiaries has any right to compel the Company to register or otherwise qualify securities for public sale in Canada, the United States or elsewhere.
(g)	Shareholders’ and Similar Agreements. Neither the Company nor any of its Subsidiaries is a party to any shareholders’ agreement, pooling agreement, voting trust or other similar agreement with respect to the ownership or voting of any of the securities of the Company or its Subsidiaries or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Company or its Subsidiaries, other than the shareholders’ agreement made November 19, 2004 between Maple Inc., Cold Creek Enterprises Inc. (formerly Broadcast Plus Inc.), Robert DaSilva and Maple Digital Cinema Inc. To the knowledge of the Company, as of the date hereof, other than the Support Agreements, there are no irrevocable proxies and no voting agreements with respect to any shares in the capital of, or other equity or voting interests in, the Company or any of its Subsidiaries. The Company has not adopted a shareholders’ rights plan or any similar plan.

(h)	Subsidiaries. The following information with respect to each Subsidiary of the Company is set forth in Section 3.1(h) of the Disclosure Letter: (i) its name; (ii) as of the date hereof, the number, type and principal amount, as applicable, of its outstanding securities and a list of registered holders thereof; and (iii) its jurisdiction of organization or governance. Each Subsidiary of the Company is a corporation, limited liability company, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing or in good standing, or to have such power or authority, would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. Except as disclosed in Section 3.1(h) of the Disclosure Letter, the Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares or other equity interests of each of its Subsidiaries, free and clear of all Liens other than Liens securing indebtedness under the Credit Facilities as disclosed in Section 3.1(h) of the Disclosure Letter. All of such shares and other equity interests so owned directly or indirectly by the Company are validly issued, fully paid and non-assessable (and no such shares or other equity interests have been issued in violation of any preemptive or similar rights). As of the date hereof, except for the equity interests owned by the Company or by any Subsidiary of the Company, directly or indirectly, in any Subsidiary of the Company, neither the Company nor any Subsidiary of the Company owns, beneficially or of record, any equity interest of any kind in any other person.

(i)	Securities Laws Matters.
(i)	The Company is a “reporting issuer” under the Securities Laws of each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia and Newfoundland and Labrador, is not included on any list of reporting issuers in default maintained by the Securities Authorities, and is not in default of any requirements of any Securities Laws. The Company has not taken any action to cease to be a reporting issuer in any such province nor has the Company received notification from any applicable Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company is in effect or, to the knowledge of the Company, pending or threatened, and, to the knowledge of the Company, no inquiry or investigation (formal or informal) by any Securities Authority, is pending, in effect or ongoing or threatened or expected to be implemented or undertaken.

(ii)	The Company has made available to Parent in the Maple Data Room, or the System for Electronic Data, Analysis and Retrieval (SEDAR) database contains in a publicly available format, complete and correct copies of all of the documents comprising the Maple Filings. The documents comprising the Maple Filings comply as filed or furnished, or shall comply when filed or furnished, in all material respects with the requirements of applicable Securities Laws, did not at the time filed with or furnished to, and shall not at any time filed with or furnished to, the Securities Authorities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made. The Company is in compliance in all material respects with its timely and continuous disclosure obligations under Securities Laws and has been in compliance with such obligations since January 1, 2008. The Company has not filed any confidential material change report with the Securities Authorities which at the date hereof remains confidential. As of the date hereof, other than as set forth in Section 3.1(i)(ii) of the Disclosure Letter, there are no outstanding or unresolved comments in comment letters from the Securities Authorities with respect to any of the Maple Filings. To the Company’s knowledge, as of the date hereof, none of the Maple Filings is the subject of an ongoing review by the Securities Authorities, outstanding comment by the Securities Authorities or outstanding investigation by the Securities Authorities.
(j)	Disclosure Controls and Procedures. The Company has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in the applicable Securities Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the Maple Filings is accumulated and communicated to the management of the Company, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(k)	Internal Control Over Financial Reporting. The Company maintains a system of internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and directors of the Company and its Subsidiaries; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of the Company: (A) there are no material deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of the Company that are reasonably likely to adversely affect the ability of Parent to record, process, summarize and report financial information; and (B) there is no fraud, whether or not material, that involves management or other employees who have a role in the internal control over financial reporting of the Company. Since January 1, 2008, the Company has received no (x) complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of the Company regarding questionable accounting or auditing matters.

(l)	Auditor Termination. Except as set forth on Section 3.1(l) of the Disclosure Letter, the Company has not terminated the engagement of its auditor and has not refused to accept the recommendations of its auditor, except as disclosed to the audit committee in the auditor’s summary of unadjusted differences.

(m)	Financial Statements.
(i)	The audited consolidated financial statements and the unaudited consolidated interim financial statements of the Company (including, in each case, any notes and schedules thereto and the auditors’ report thereon) included in the Maple Filings: (1) complied as to form in all material respects with applicable accounting requirements in Canada and with the published rules and regulations of applicable Governmental Entities and the Securities Authorities with respect thereto as of their respective dates; and (2) were prepared in accordance with GAAP, applied on a consistent basis as in effect on the date of such financial statements other than changes required to comply with IFRS, and fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated statements of income, retained earnings and cash flows for the periods then ended (subject to, in the case of any unaudited interim financial statements, normal year-end adjustments and the absence of notes).

(ii)	The Company does not intend to correct or restate, nor, to the knowledge of the Company is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this paragraph (m). The selected financial data and the summary financial information included in the Maple Filings present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included in the Maple Filings. The other financial and operational information included in the Maple Filings present fairly information included therein.

(iii)	Except as disclosed in the Maple Filings, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other persons that would have a Material Adverse Effect or that the Company was required to disclose that is not disclosed.

(iv)	The Company’s auditors are independent public accountants as required under Securities Laws and there has not been any disagreement or reportable event (within the meaning of NI 51-102 of the CSA) since January 1, 2008 with the auditors of the Company.

(v)	The financial books, records and accounts of the Company and each of its Subsidiaries in all material respects: (i) have been maintained in accordance with GAAP on a basis consistent with prior periods other than changes required to comply with IFRS; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of the Company and each Subsidiary; and (iii) accurately and fairly reflect the basis for the Company’s financial statements.

(n)	Financial Information. No forecast, budget or projection made available to Parent in the Maple Data Room on or prior to December 21, 2010 contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not misleading under the circumstances in which they were made at the time such statements are made. All forecasts, budgets and projections made available to Parent in the Maple Data Room on or prior to December 21, 2010 in connection with the transactions contemplated by the Arrangement Agreement were prepared in good faith, disclosed all relevant material assumptions and the most recent versions of all such forecasts, budgets and projections provided by the Company are, in the opinion of the Company, reasonable estimates of the prospects of the business.

(o)	Absence of Certain Changes. Since December 31, 2009, other than in respect of the transactions contemplated in the Arrangement Agreement: (i) the business of the Company and its Subsidiaries has been conducted only in the ordinary course of business consistent with past practices; (ii) there has not been a Material Adverse Effect; (iii) there has not been any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any shares in the capital of, or equity or other voting interests in, Maple or any of its Subsidiaries, except for dividends by a direct or indirect wholly-owned Subsidiary of Maple to its parent and dividends by Maple as publicly disclosed, (iv) there has not been any split, combination or reclassification of any shares in the capital of, or equity or other voting interests in, Maple or any of its Subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares in the capital of, or other equity or voting interests in, Maple or any of its Subsidiaries, (v) except for the Executive Retention Agreements and the agreement dated August 4, 2009 between the Chairman of Maple and Maple, there has not been any grant by Maple or any of its Subsidiaries to any Key Employees of any bonus opportunity, any loan (other than loans for travel expenses in the ordinary course of business) or any increase in any type of compensation or benefits, (vi) there has not been any payment by Maple or any of its Subsidiaries to any Maple Personnel of any bonus outside of the ordinary course; (vii) there has not been any change in financial or tax accounting methods, principles or practices by Maple or any of its Subsidiaries, except insofar as may have been required by GAAP, IFRS or applicable Laws, (viii) other than as disclosed in the Maple Filings, there has not been any write-down by Maple or any of its Subsidiaries of any of the material assets of Maple or any of its Subsidiaries, (ix) Maple has not taken any action or, to the knowledge of Maple, failed to take any action, which action or failure to act has resulted in the material loss or reduction in value of the Maple IP, and (x) Maple has not entered into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property or rights thereto outside of the ordinary course of the business.

(p)	No Undisclosed Liabilities. Other than as set forth in Section 3.1(p) of the Disclosure Letter, there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed in the Maple Filings; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2009; and (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby.

(q)	Compliance with Laws. The Company and its Subsidiaries have complied in all material respects with, and are in compliance in all material respects with, all Laws applicable to the operation of their respective operations or activities. To the knowledge of the Company, neither the Company nor any of its Subsidiaries is under investigation with respect to or has been threatened to be charged with or been given notice of any violation of any applicable Law or any investigations related to or violations of applicable Law.

(r)	Regulatory Compliance.
(i)	The Company and each of its Subsidiaries have obtained and are in compliance with all material Permits. All of the Permits are in full force and effect. There has not occurred within the last two years any violation of, or any default under, or any event giving rise to or potentially giving rise to any right of termination, revocation, adverse modification, non-renewal or cancellation of any Permit and, to the knowledge of the Company, no application or proceeding is pending or threatened with respect to any of the foregoing and no Governmental Entity has provided the Company or any of its Subsidiaries with notice of any of the foregoing, except for any such violation, default or event as would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii)	None of the Company or its Subsidiaries has been convicted of any crime or engaged in any conduct which could result in material debarment or disqualification by any Governmental Entity and, to the knowledge of the Company, there is no Litigation pending or threatened that would reasonably be expected to result in criminal liability or material debarment or disqualification by any Governmental Entity.

(iii)	The Company and each of its Subsidiaries are in material compliance with all foreign ownership restrictions applicable to any of them under applicable Laws.
(s)	Litigation. Except as disclosed in Section 3.1(s) of the Disclosure Letter, there is no material Litigation pending against or to the knowledge of the Company threatened against or affecting the Company or any of its Subsidiaries, any of their current or former Maple Owned Real Property or Maple Leased Real Property or their other properties or assets. Neither the Company nor any of its Subsidiaries, nor any of their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree.

(t)	Taxes. Except as set forth in Section 3.1(t) of the Disclosure Letter:
(i)	All Tax Returns required by applicable Laws to be filed with or provided to any Taxing Authority by, or on behalf of, Maple and each of its Subsidiaries have been filed when due in accordance with all applicable Laws, and all such Tax Returns were true and complete in all material respects. Maple and each of its

Subsidiaries has timely paid, collected, withheld or remitted all material amounts of Taxes due and payable by Maple and each of its Subsidiaries including all instalments on account of material amounts of Taxes for the current year that are due and payable by Maple and each of its Subsidiaries whether or not assessed (or reassessed) by the appropriate Taxing Authority. The most recent financial statements for Maple and each of its Subsidiaries reflect an adequate reserve, in accordance with GAAP, for all material amounts of Taxes which are not yet due and payable in respect of periods ending on or prior to the date of such financial statements and Maple and each of its Subsidiaries has made adequate provision in accordance with GAAP in their books and records for any material amounts of Taxes accruing in respect of any period which has ended subsequent to the period covered by such financial statements. No deficiencies for any material amounts of Taxes have been assessed or asserted against Maple or any of its Subsidiaries. There are no liens for Taxes upon any of the assets or properties of that have not been paid Maple or any of its Subsidiaries.

(ii)	Maple and each of its Subsidiaries has duly and timely deducted, collected or withheld from any amount paid or credited by it to or for the account or benefit of any person and has duly and timely remitted the same (or is properly holding for such remittance) to the appropriate Taxing Authority all material amounts of Taxes it is required by applicable Law to so deduct or collect and remit.

(iii)	There is no dispute or claim, including any audit, investigation, examination or proper adjustment by any Taxing Authority, actual, pending or, to the knowledge of Maple, threatened against Maple or any of its Subsidiaries with respect to a material amount of Taxes. Any deficiency, assessment or reassessment resulting from any completed audit on examination or concluded litigation relating to material amounts of Taxes by any Taxing Authority has been timely paid.

(iv)	Neither Maple nor any of its Subsidiaries has consented to extend the time, or is the beneficiary of any extension of time, in which any Tax Return is to be filed or Tax is to be paid or remitted or in which any Tax may be assessed or collected by any Taxing Authority.

(v)	No claim has ever been made by any Taxing Authority in a jurisdiction where Maple or any of its Subsidiaries do not file Tax Returns that Maple or such Subsidiary is or may be subject to Taxes or is required to file Tax Returns in that jurisdiction.

(vi)	Neither Maple nor any of its Subsidiaries has acquired property or services (or the right to use property or services) from, or disposed of property or provided services to (or the right to use property or services) any person with whom it does not deal at arm’s length within the meaning of the Tax Act or comparable provisions of any other Laws for an amount that is other than the fair market value of such property or services. Maple has provided Parent with a document titled “Dalsa — Summary of non-arm’s length transactions” (posted to the Maple

Data Room on December 21, 2010), which document includes a brief summary of all material, cross-border non-arm’s length transactions among Maple and/or its Subsidiaries that have occurred in their 2003 and following fiscal years and the pricing method adopted.

(vii)	To the knowledge of Maple, no circumstances exist or could reasonably be expected to arise as a result of matters existing before the Effective Date that may result in Maple or any of its Subsidiaries being subject to the application of section 160 of the Tax Act or comparable provisions of any other Laws or otherwise cause Maple or any of the Subsidiaries to be liable for Taxes of any other person, including, but not limited to, under Section 1.1502-6 of the U.S. Treasury Regulations promulgated under the IRC (or any similar provision of state, non-U.S. or local Law), as a transferee or successor, by contract or otherwise.

(viii)	None of sections 78 to 80.04 of the Tax Act or comparable provisions of any other Tax Laws has applied to any of Maple or its Subsidiaries, and, to the knowledge of Maple, there are no circumstances existing which could reasonably be expected to result in the application of sections 78 to 80.04 of the Tax Act or comparable provisions of any other Tax Laws to Maple or its Subsidiaries.

(ix)	Neither Maple nor any of its Subsidiaries has entered into any closing agreement or similar written or otherwise binding election, designation or arrangement with any Taxing Authority or other Governmental Entity with regard to the Tax liability of Maple or any of its Subsidiaries affecting any Tax period for which the applicable statute of limitations, after giving effect to any extension or waiver thereof, has not expired.

(x)	Neither Maple nor any of its Subsidiaries is a party to any Tax, indemnification or Tax sharing agreement or similar arrangement.

(xi)	Neither Maple nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1) of the IRC in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the IRC in the two years prior to the date of the Arrangement Agreement.
(u)	Maple Plans.
(i)	Section 3.1(u)(i) of the Disclosure Letter sets out a true and complete and accurate list of all the Maple Plans. A true and complete copy of each Maple Plan (or written summary of the material terms thereof) has been made available to Parent in the Maple Data Room on or prior to December 21, 2010.

(ii)	True and complete copies of: (A) all notices or opinion letters or registration, if any, received from any Governmental Entities regarding the tax qualified status of any Maple Plans; (B) all employee booklets in respect of each Maple Plan (including without limitation, all summary plan descriptions) for the two most recent years, to the extent applicable; and (C) all funding agreements, policies and arrangements, to the extent funded or insured have been made available to Parent in the Maple Data Room on or prior to December 21, 2010.

(iii)	All of the Maple Plans are and have been established, administered, registered, funded, invested and qualified, in all material respects, in accordance with all applicable Laws and, where applicable, Guideline No. 3, Guidelines for Capital Accumulation Plans, adopted by the Canadian Association of Pension Supervisory Authorities and in accordance with their terms, the terms of the material documents that support such Maple Plans and the terms of agreements between the Company or any of its Subsidiaries and the Maple Personnel and former Maple Personnel who are members of, or beneficiaries under, the Maple Plans. Each Maple Plan which is intended to be qualified within the meaning of Section 401(a) of the IRC is so qualified and nothing has occurred, whether by action or failure to act that could reasonably be expected to cause the loss of such qualification.

(iv)	All current obligations of the Company and any of its Subsidiaries regarding the Maple Plans have been satisfied in all material respects. All payments, contributions, premiums or taxes required to be made or paid by the Company or its Subsidiaries, as applicable, under the terms of each Maple Plan or by applicable Laws in respect of the Maple Plans have been made or paid in a timely fashion in accordance with applicable Laws in all material respects and in accordance with the terms of the applicable Maple Plan. As of the date hereof, no currently outstanding notice of non-compliance, failure to be in good standing or otherwise has been received by the Company or any of its Subsidiaries from any applicable Governmental Entity in respect of any Maple Plan.

(v)	No Maple Plan is subject to any Litigation initiated by any Governmental Entity or by any other party (other than routine claims for benefits) and to the knowledge of the Company there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such Litigation or to affect the registration or qualification of any Maple Plan required to be registered or qualified.

(vi)	No event has occurred regarding any Maple Plan that would entitle any person (without the consent of the Company) to wind-up or terminate any Maple Plan, in whole or in part, or which could reasonably be expected to adversely affect the registered or tax qualified status thereof or create a material liability to the Company or any of its Subsidiaries if such Maple Plan were terminated, in whole or in part.

(vii)	Neither the Company nor any of its Subsidiaries has received any payments out of any Maple Plan and any payments, distributions or withdrawals from, or transfers of assets to or from, any Maple Plan have been made in all material respects in accordance with the valid terms of such Maple Plan, and all applicable Laws and have occurred with the consent of any applicable Governmental Entity, where required.

(viii)	Any merger or conversion of any Maple Plan has been carried out in accordance with the valid terms of the Maple Plan and all applicable Laws and has been approved by the applicable Governmental Entities.

(ix)	Other than as set out in Section 3.1(u)(ix) of the Disclosure Letter, no Maple Plan is a “multi-employer pension plan,” as defined under Section 4001(a)(3) of ERISA, the Ontario Pension Benefits Act or any other applicable Law and neither the Company nor any of its Subsidiaries has at any time sponsored or contributed to or has had any liability or obligation in respect of any such plan. There are no entities other than the Company and its Subsidiaries, if applicable, participating in any Maple Plan.

(x)	No event has occurred and no condition exists that would subject the Company or its Subsidiaries to any Tax, fine, lien, penalty or other liability imposed by ERISA, the IRC or other applicable Law in relation to a Maple Plan.

(xi)	Except as set forth in Section 3.1(u)(xi) of the Disclosure Letter, no Maple Plan exists that, as a result of the execution of the Arrangement Agreement, Maple Shareholder approval of the Arrangement or the transactions contemplated by the Arrangement Agreement, could result in: (A) severance pay or any material increase in severance pay upon any termination of employment after the date of the Arrangement Agreement; (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, materially increase the amount payable or result in any other material obligation pursuant to, any of the Maple Plans; (C) limit or restrict the right of the Company to merge, amend or terminate any of the Maple Plans; (D) cause the Company to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award; or (E) payments under any of the Maple Plans which would not be deductible under Section 280G of the IRC, the Tax Act or other applicable Law.

(xii)	The Company has no formal plan and has made no promise or commitment, whether legally binding or not, to create any additional Maple Plan to improve or change the benefits provided under any Maple Plan.

(xiii)	All Maple Personnel data necessary to administer each Maple Plan is in the possession of the Company, its Subsidiaries or agents and is in a form which is sufficient for the proper administration of the Maple Plans in accordance with the terms thereof and all Laws and such data is complete and correct.

(xiv)	Except as set forth in Section 3.1(u)(xiv) of the Disclosure Letter, none of the Maple Plans, other than the Pension Plans, provide benefits beyond retirement or other termination of service to Maple Personnel or former Maple Personnel or to the beneficiaries or dependents of said Maple Personnel.

(xv)	None of the Maple Plans, or any insurance contract relating thereto, require or permit a retroactive increase in premiums or payments, or require additional premiums or payments on termination of the Maple Plans or any insurance contract relating thereto.

(xvi)	Except as set forth in Section 3.1(u)(xvi) of the Disclosure Letter, none of the Pension Plans are defined benefit pension plans.

(xvii)	Except as set forth in Section 3.1(u)(xvii) of the Disclosure Letter, all of the Maple Plans are fully funded.
(v)	Collective Agreements.
(i)	Except as set forth in Section 3.1(v) of the Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to any collective bargaining agreements or union agreements. True and complete copies of all collective bargaining agreements have been made available to Parent in the Maple Data Room on or prior to December 21, 2010. To the knowledge of the Company, there are no outstanding material labour tribunal proceedings of any kind or other event of any nature whatsoever, including any Litigation which could result in certification of a trade union as bargaining agent for any Maple Personnel. To the knowledge of the Company, there are no apparent union organizing activities involving Maple Personnel.

(ii)	Other than as set out in Section 3.1(v) of the Disclosure Letter, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any Maple Personnel by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have the Company or any of its Subsidiaries declared a related employer or successor employer pursuant to applicable labour Law. None of the Company or any of its Subsidiaries has engaged in any unfair labour practices and no strike, lock-out, work stoppage, or other material labour dispute is occurring or has occurred during the past two years. To the knowledge of the Company, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to the Company or any of its Subsidiaries that would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the Company or any of its Subsidiaries has engaged in any plant closing or lay-off activities within the past two years that would violate or in any way subject the Company or any of its Subsidiaries to the group termination or lay-off requirements of the applicable employment/labour standards Law, WARN Act or other applicable Law.

(iii)	Except as set forth in Section 3.1(v) of the Disclosure Letter, (i) neither the Company nor any of its Subsidiaries has recognised any trade union or has any staff association, staff council, works council or other organisation formed for or in respect of any arrangements having a similar purpose and, (ii) no notification to any trade union, staff association, staff council, works council or other organization formed for or in respect of any arrangements having a similar purpose is required by the Company or any of its Subsidiaries for the purpose of consummating the transactions contemplated by the Arrangement Agreement.
(w)	Employees.
(i)	Section 3.1(w)(i) of the Disclosure Letter sets out a complete and accurate list of Maple Personnel with an estimated 2010 annual aggregate cash compensation in excess of the equivalent of $150,000, as well as a list of all former Maple Personnel to whom the Company or any of its Subsidiaries has or may have any obligations indicating the nature and the value of such obligations.

(ii)	No Maple Personnel, to the knowledge of the Company, intends to resign, retire or terminate his or her employment or engagement with the Company or any of its Subsidiaries as a result of the transactions contemplated by the Arrangement Agreement or otherwise.

(iii)	[Intentionally deleted.]

(iv)	All written contracts in relation to any current Maple Personnel who holds the position of Executive Vice President or more senior have been made available to Parent in the Maple Data Room on or prior to December 21, 2010. Other than as set out in Section 3.1(w)(iv) of the Disclosure Letter, no contract in relation to any Maple Personnel contains any specific provision in relation to any Maple Personnel’s termination (including change of control provisions) the application of which shall be triggered by the transactions contemplated by the Arrangement Agreement.

(v)	Except as disclosed in writing to Parent, the Company and each Subsidiary is operating in material compliance with all occupational health and safety Laws in connection with their businesses. To the knowledge of the Company, there are no pending or threatened charges, fines, penalties or assessments against the Company or any of its Subsidiaries under occupational health and safety Laws. There have been no fatal or critical accidents which have occurred in the course of the operation of the business of the Company or any of its Subsidiaries since December 31, 2006 which could reasonably be expected to lead to claims, litigation, charges, fines, penalties or assessments under applicable Law. The Company and each of its Subsidiaries have complied in all material respects with any orders, directives, judgments, decrees, injunctions, decisions, rulings, awards or writs of any Governmental Entity issued under occupational health and safety Laws.

(vi)	Neither the Company nor any of its Subsidiaries is in arrears in the payment of wages, overtime pay, public holiday pay, salary, commissions, bonuses, incentives, vacation pay, expense reimbursement or any other compensation in any form or of any other amounts owing to current or former Maple Personnel.

(vii)	[Intentionally deleted.]

(viii)	The Company and its Subsidiaries have complied and are now compliant with applicable Laws relating to employment/labour standards, human rights/discrimination, employment equity, pay equity and any other Laws relating to employment or engagement of current or former Maple Personnel, except where any non-compliance would not have a Material Adverse Effect. The Company has no knowledge that any current or former Maple Personnel intends to file any claim against the Company or any of its affiliates with respect to any past non-compliance with any such applicable Laws.

(ix)	The Company and its Subsidiaries are in material compliance with all written or oral employments contracts, collective bargaining agreements and union agreements between any Maple Personnel, union, employee association or any other person or body, on the one hand, and the Company or any of its Subsidiaries, on the other hand.

(x)	[Intentionally deleted.]

(xi)	[Intentionally deleted.]

(xii)	To the knowledge of the Company, all Technical Employees have executed a confidentiality, non-disclosure and intellectual property agreement prohibiting such Technical Employees from using, to compete against the Company or any of its Subsidiaries, any confidential technical or scientific knowledge relating to products or services being developed or offered by the Company or its Subsidiaries.

(xiii)	[Intentionally deleted.]

(xiv)	Other than as set out in Section 3.1(w)(xiv) of the Disclosure letter, no current or former Maple Personnel has entered into an agreement with the Company entitling him or her to any payments to ensure retention of such Maple Personnel pending a transaction or the assistance of such Maple Personnel in respect of any such transaction.

(xv)	[Intentionally deleted.]

(xvi)	[Intentionally deleted.]

(xvii)	[Intentionally deleted.]
(x)	Environmental Matters. Except as would not and would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect: (i) no written notice, claim, order, complaint or penalty has been received by the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is in violation of, or has any liability or potential liability under, any Environmental Law or Environmental Permit or relating to Hazardous Materials, and, there is no Litigation pending or to the Company’s knowledge threatened against the Company or any of its Subsidiaries alleging a violation of, or any liability or potential liability under, any Environmental Law or Environmental Permit or relating to Hazardous Materials and the Company is not aware of any facts or circumstances that would give rise to any such notice, claim, order, complaint, penalty, or Litigation; (ii) the Company and its Subsidiaries hold and have held all Environmental Permits necessary for their operations to comply with all Environmental Laws and are not aware of any reason that any such Environmental Permit might be revoked, modified, or not renewed except on economically burdensome terms; (iii) the operations of the Company and its Subsidiaries are and have been in compliance with all required or applicable Environmental Laws and Environmental Permits including the disposition of Hazardous Materials used or generated by the Company and any Subsidiary; (iv) neither the Company nor any of its Subsidiaries has caused any Release of a Hazardous Material on, at, from or under any real or immovable property currently or formerly owned, operated, occupied or otherwise utilized by the Company or any of its Subsidiaries (including without limitation any location used for the storage, disposal, recycling or other handling of any Hazardous Materials) that is reasonably likely to form the basis of any claim against the Company or any of its Subsidiaries; (v) neither the Company nor any of its Subsidiaries has, either expressly or by operation of Law, assumed responsibility for or agreed to indemnify or hold harmless any person for any liability or obligation arising under Environmental Law that is reasonably likely to form the basis of any claim against the Company or any of its Subsidiaries; and (vi) neither the execution of the Arrangement Agreement nor consummation of the transactions contemplated by the Arrangement Agreement shall require any notification to any Governmental Entity or the undertaking of any investigations or remedial actions pursuant to Environmental Law. The Company has made available to Parent in the Maple Data Room on or prior to December 21, 2010 all material environmental reports, investigations, studies, audits and other environmental documents relating to the Company, its Subsidiaries, their respective operations or any real or immovable property currently or formerly owned, operated or occupied by the Company or any of its Subsidiaries (including the Maple Owned Real Property and Maple Leased Real Property).

(y)	Real Property.
(i)	The Company or one of its Subsidiaries, as applicable, has valid, good and marketable title to all of the real or immovable property owned by the Company or its Subsidiaries as of the date hereof (the “Maple Owned Real Property”) free and clear of any Liens, except for Permitted Liens. Section 3.1(y) of the Disclosure Letter sets forth the address of each Maple Owned Real Property. Except as set forth in Section 3.1(y) of the Disclosure Letter, there are no outstanding options or rights of first refusal to purchase the Maple Owned Real Property, or any portion thereof or interest therein. The Maple Owned Real Property and the current use thereof comply in all material respects with applicable Law.

(ii)	To the Company’s knowledge, there are no existing or proposed expropriation Litigation that would result in the taking of all or any part of the Maple Owned Real Property or that would adversely affect the current use of the Maple Owned Real Property.

(iii)	There are no leases, property management agreements or other contracts which relate to the title to, ownership, operation or management of the Maple Owned Real Property other than as registered on title to the Maple Owned Real Property or other than as set out in Section 3.1(y)(iii) of the Disclosure Letter.

(iv)	Except as set forth in the Disclosure Letter, each lease, sublease, license or occupancy agreement for real or immovable property leased, subleased, licensed or occupied by the Company or its Subsidiaries or leased, subleased or licensed to others by the Company or its Subsidiaries as of the date hereof (other than Maple Owned Real Property) (the “Maple Leased Real Property”) is valid, legally binding, enforceable in accordance with its terms and in full force and effect unamended by oral or written agreement, true and complete copies of which (including all related amendments, supplements, notices and ancillary agreements) have been disclosed in writing to Parent, and none of the Company or any of its Subsidiaries is in breach of or default under such lease, sublease, license or occupancy agreement, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by the Company or any of its Subsidiaries or permit termination, modification or acceleration by any third party thereunder and there is no dispute in respect of any such lease, sublease, license of occupancy agreement. Section 3.1(y)(iv) of the Disclosure Letter sets forth the address of each Maple Leased Real Property. Except as set forth in Section 3.1(y)(iv) of the Disclosure Letter, there are no leases, subleases, licenses or occupancy arrangements to which the Company is a party or to which the Company consented.

(v)	No third party has repudiated or has the right to terminate or repudiate any such lease, sublease, license or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease, sublease, license or occupancy agreement) or any material provision thereof.

(vi)	The current uses of the Maple Leased Real Property comply in all material respects with the provisions of applicable leases, subleases, licenses or occupancy agreements and applicable Law.

(vii)	Except as has been made available to Parent in the Maple Data Room on or prior to December 21, 2010, none of the leases, subleases, licenses or occupancy agreements has been assigned by the Company or any of its Subsidiaries in favour of any person or sublet or sublicensed. To the knowledge of the Company, no counterparty to any foregoing lease, sublease, license or occupancy agreement is in material default thereunder. There are no material Liens, except for Permitted Liens, affecting the leasehold, subleasehold or occupancy rights of the Company or any of its Subsidiaries to any Maple Leased Real Property, except as would not and would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.

(viii)	Other than as set out in Section 3.1(e) of the Disclosure Letter the transactions contemplated by this Arrangement Agreement do not require the consent of any party to any lease.

(ix)	Other than with respect to the property at 105 Baffin Place, Waterloo, Ontario, true and complete copies of: deeds, title insurance policies, certificates of title, title opinions, summaries or memoranda relating to title to the Maple Owned Real Property, in each case within the possession or control of Maple, have been made available to Parent.
(z)	Personal Property
(i)	Each of the Company and its Subsidiaries has good title to all material personal property of any kind or nature which the Company or any of its Subsidiaries purports to own, free and clear of all Liens except for Permitted Liens. The Company and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by and material to the Company and its Subsidiaries on a consolidated basis as now used, possessed and controlled by the Company or any of its Subsidiaries, as applicable.
(aa)	Intellectual Property
(i)	[intentionally deleted]

(ii)	The Company or one of its Subsidiaries owns, or is licensed to use, all Maple IP. The Maple IP includes all of the Intellectual Property currently used in the business of the Company and its Subsidiaries and no other Intellectual Property is necessary to operate such business as it is currently conducted. Section 3.1(aa)(ii) of the Disclosure Letter sets forth a schedule of all Maple IP filed with any Governmental Entity. With respect to filings and registrations for Intellectual Property set forth in the Disclosure Letter, (w) the Company and its Subsidiaries are the sole and exclusive owners of such applications and registrations, (x) record ownership of such applications and registrations is up to date and in the name of the Company or a Subsidiary, (y) such registrations and applications have been duly maintained, are subsisting, valid, in full force and effect, and have not been cancelled, expired, or abandoned and (z) all registered trade-marks remain in use.

(iii)	Except as disclosed in Section 3.1(aa)(iii) of the Disclosure Letter, to the knowledge of the Company: (x) the operation of the Company’s and its Subsidiaries’ business; (y) the sale, distribution and marketing of their products and services; and (z) the use of Maple IP by the Company or its Subsidiaries therein; does not conflict with, infringe upon, violate or interfere with or constitute an appropriation of any Intellectual Property of any other person and there are currently no claims and there have been no claims made in the last five years alleging the foregoing. To the knowledge of the Company, the Maple IP are valid and enforceable.

(iv)	Except as disclosed in 3.1(aa)(iv) of the Disclosure Letter, to the knowledge of the Company, there have been no challenges to the Maple IP, including oppositions or challenges to the use of the registered trademarks.

(v)	The Company and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all confidential information used or held for use in the operation of the Company’s business, including any trade secrets and inventions which have not been patented.

(vi)	To the knowledge of the Company, no employee, independent contractor or agent of the Company or any of its Subsidiaries is in default or breach of any term of any employment agreement, non-disclosure agreement, or agreement relating to the protection, ownership, development, use or transfer of the Maple IP. To the knowledge of the Company, no employee or independent contractor of the Company is obligated under any agreement, or subject to any judgment, decree or order of any court or administrative agency, or any other restriction, that would or may interfere with such employee or contractor carrying out his or her duties for the Company or that would conflict with the conduct of the Company’s business. To the knowledge of the Company, the Company is not utilizing any inventions of any employees of the Company made, or any confidential information (including trade secrets) of any third party to which such employees were exposed, prior to their employment by the Company. To the extent that any Intellectual Property has been conceived, developed or created for the Company or any of its Subsidiaries by any person, the Company and/or such Subsidiary, as applicable, have executed written agreements with such person with respect thereto transferring to the Company and/or such Subsidiary ownership or licensing rights to use such Intellectual Property.

(vii)	All software, servers, systems, computers, networks, data communication lines, routers, hubs, switches and all other information technology equipment actually used by the Company and any of its Subsidiaries as of the date of the Arrangement Agreement (and all associated documentation (“Maple IT Assets”)) operate and perform in all material respects in accordance with their documentation and functional specifications and are adequate for the operation of the businesses of the Company and its Subsidiaries as currently conducted.

(viii)	The operation of the Maple IT Assets by the Company and/or its Subsidiaries, the content thereof, and the use, collection, storage and dissemination of personal data in connection therewith or otherwise in connection with the Company’s business, have not violated, and are not in violation of any applicable Laws. There is no action or claim asserted in writing or, to the knowledge of the Company, pending or threatened by or against the Company or any of its Subsidiaries alleging a violation of any person’s privacy, personal or confidentiality rights under any applicable Laws. With respect to all personal and user data gathered or accessed in the course of the operation of the Company’s business, the Company and its Subsidiaries have at all times taken reasonable measures to protect such personal data against loss and unauthorized access, use, modification, disclosure or other misuse and, to the knowledge of the Company, there has been no unauthorized access to or other misuse or unauthorized disclosure of such personal data.

(ix)	Except as set forth in Section 3.1(aa)(viii) of the Disclosure Letter, there is no outstanding written claim against the Company or any of its Subsidiaries by any third party contesting the validity, enforceability or ownership of any of the Maple IP owned or licensed or purported to be owned or licensed by the Company or any of its Subsidiaries nor, to the knowledge of the Company, is any such claim overtly threatened. To the knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Maple IP. The Company and/or one of its Subsidiaries exclusively owns or is licensed to use all Maple IP free and clear of all Liens. Neither the Company nor any of its Subsidiaries: (1) has granted to any third party a right or license under any Maple IP other than non-exclusive licenses in the ordinary course of business consistent with past practices; or (2) is subject to any material restriction on the development, use, marketing, distribution, sale, transfer or other exploitation of any Maple IP.

(x)	Each of the Company and its Subsidiaries has taken steps consistent with generally accepted industry standards to safeguard and maintain the secrecy of the trade secrets included in the Maple IP. To the knowledge of the Company, there has been no misappropriation or unauthorized disclosure of any material trade secret included in the Maple IP. Each of the Company and its Subsidiaries has required its employees, officers, consultants and contractors to execute appropriate confidentiality, non-disclosure and Intellectual Property assignment agreement(s) in a form substantially similar to the forms of such agreements made available to Parent and its legal advisor.

(xi)	No source code for any of the Company’s Sherlock, iNspect and Sapera software (“Maple Software”) has been delivered or made available by the Company or any of its Subsidiaries to any third party, other than to customers of the Company or any of its Subsidiaries, pursuant to a written license agreement containing appropriate confidentiality provisions and with use of such source code only by the applicable customer (“Customer License Agreement”). Neither the Company nor any of its Subsidiaries has, as of the date of the Arrangement Agreement, any duty or obligation to deliver or make available the source code for any Maple Software to any third party, other than pursuant to a Customer License Agreement or a source code escrow agent pursuant to a written source code escrow agreement. No event has occurred and no circumstance or other condition exists that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the release, delivery, license or disclosure of any source code for any Maple Software to any person who is not an employee, consultant, or independent contractor of the Company or any of its Subsidiaries.

(xii)	[Intentionally deleted.]

(xiii)	The transactions contemplated by the Arrangement Agreement will not materially alter, impair or otherwise affect any rights of the Company or any of its Subsidiaries in any Maple IP. Neither the Arrangement Agreement nor the transactions contemplated by the Arrangement Agreement, will result in the Company or any of its Subsidiaries being obligated to license any Maple IP to a third party, pay any royalties or other material amounts, or accelerate the payment of any royalties or repayment of any grants or any other material amounts, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of the Arrangement Agreement.

(xiv)	Section 3.1(aa)(xiii) of the Disclosure Letter contains a complete and accurate list of all material third-party software, Intellectual Property or other materials (1) sold with, incorporated into, distributed in connection with, or used in the development of any Maple Software by the Company or any of its Subsidiaries (including any Maple Software currently under development) or products sold by the Company or any of its Subsidiaries or (2) used by the Company or any of its Subsidiaries in its business as currently conducted (excluding for the purposes of clauses (1) and (2), any Public Software and any generally available, off-the-shelf software programs licensed to the Company on standard terms), setting forth for each such item all licenses and similar agreements pursuant to which the Company or any of its Subsidiaries holds rights thereto (collectively, the “Third Party Licenses” ). Neither the Company nor any of its Subsidiaries has been subjected to an audit of any kind in connection with any Third Party License in which a material breach of such license or other agreement has been found by such third party.

(xv)	All Maple Software conforms in all material respects with the specifications and applicable warranties for such Maple Software. Neither the Company nor any of its Subsidiaries has any material liability or obligation (and to the knowledge of the Company, there is no basis for any action, claim or demand against the Company or any of its Subsidiaries giving rise to any liability or obligation) other than liabilities, obligations or claims for replacement or repair incurred or made in the ordinary course of business consistent with past practice.

(xvi)	The Company and its Subsidiaries have established (and are operating in material compliance with) commercially reasonable disaster recovery plans, procedures and facilities, including hardware and software, and have taken commercially reasonable steps to safeguard all hardware, software and technology that is material to their business and restrict unauthorized access thereto.

(xvii)	None of the Maple Software or, to the knowledge of the Company, the software licensed by the Company from third parties contains any disabling codes or instructions (a “Disabling Code”), and any virus or other intentionally created, undocumented contaminant (a “Contaminant”) that may, or may be used to, access, modify, delete, damage or disable any third party systems or that may result in material damage thereto. The Company has taken commercially reasonable steps and implemented commercially reasonable procedures to ensure that its internal computer systems used in connection with the Company’s business (consisting of hardware, software, databases or embedded control systems, collectively, “Systems”) are free from Disabling Codes and Contaminants. To the knowledge of the Company, the Maple Software does not include or install any spyware, adware, or other similar software that monitors the use of the Maple Software or contacts any remote computer without the knowledge and express consent of the user(s) of the applicable Maple Software or remote computer, as applicable. The Company has taken commercially reasonable steps to safeguard its Systems and restrict unauthorized access thereto.

(xviii)	[Intentionally deleted.]

(xix)	[Intentionally deleted.]

(xx)	Except for the warranties and indemnities contained in the Material Contracts set forth in Section 3.1(bb) of the Disclosure Letter, the Company is not currently obligated under any warranties or indemnities (whether written or oral) outside of the ordinary course of business relating to products or technology sold or services rendered by the Company, including the Maple Software.

(xxi)	Neither the Company nor any of its Subsidiaries has any liability (whether known, asserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due) and, to the knowledge of the Company, there is no basis for any present or future action, suit, proceeding, order, investigation or claim against the Company or any of its Subsidiaries giving rise to any such liability, arising out of any injury to persons or property as a result of the ownership, possession, or use of any product manufactured, sold or distributed by the Company or any of its Subsidiaries.
(bb)	Material Contracts. Section 3.1(bb) of the Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date hereof and includes a list of all Material Contracts relating to grants or any other types of credit from a Governmental Entity, including the amount of such grant or credit and any material restrictions on such grant or credit. Complete copies of all Material Contracts were made available to Parent in the Maple Data Room on or prior to December 21, 2010. Neither the Company nor any of its Subsidiaries is in breach or violation of or default (in each case, with or without notice or lapse of time or both) under the terms of any Material Contract. As of the date hereof and except as set forth in Section 3.1(bb) of the Disclosure Letter, to the knowledge of the Company, no other party to any Material Contract is in breach of, or default under the terms of, or has threatened to terminate, any such Material Contract. Each Material Contract is a valid and binding obligation of the Company or its Subsidiaries that are a party thereto (subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered) and is in full force and effect in accordance with its terms.

(cc)	Customers. Section 3.1(cc) of the Disclosure Letter sets forth a complete and accurate list of the Major Customers. None of the Major Customers (i) has cancelled or otherwise terminated any contract with the Company or any of its Subsidiaries prior to the expiration of the contract term, (ii) has returned, or to the knowledge of the Company, threatened to return, a substantial amount of any of the products, equipment, goods and services purchased from the Company or any of its Subsidiaries, or (iii) to the knowledge of the Company, has threatened, or indicated its intention, to cancel or otherwise terminate its relationship with the Company or its Subsidiaries or to reduce substantially its purchase from or sale to the Company or any Subsidiary of any products, equipment, goods or services where such cancellation, termination or reduction would have or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, there is no reason to believe that the benefits of any outstanding relationship with any Major Customer set forth in Section 3.1(cc) of the Disclosure Letter will not continue after the Effective Date in substantially the same manner as prior to the date of the Arrangement Agreement.

(dd)	Indebtedness. Other than the BMO Credit Facilities and the ING Credit Facility, neither the Company nor any of its Subsidiaries has any outstanding indebtedness or liability for Financial Indebtedness. The amounts outstanding under each of the BMO Credit Facilities and the ING Credit Facility as of December 21, 2010 are set out in Section 3.1(dd) of the Disclosure Letter. Other than as disclosed in Section 3.1(dd) of the Disclosure Letter, all of the outstanding Financial Indebtedness of Maple or any of its Subsidiaries is prepayable without prepayment penalty or premium, and no Financial Indebtedness of Maple or any of its Subsidiaries contains any restriction upon the incurrence of Financial Indebtedness by Maple or any of its Subsidiaries or restricts the ability of Maple or any of its Subsidiaries to grant any Liens on its properties or assets. No outstanding indebtedness of the Company or any of its Subsidiaries to any third party has become repayable before its stated maturity date, nor has any security in respect of such indebtedness become enforceable, by reason of default by the Company or any of its Subsidiaries, and no event has occurred or is, to the knowledge of the Company, impending which, with the lapse of time or the fulfillment of any condition or the giving of notice or the compliance with any other formality may result in any such indebtedness becoming so repayable before its stated maturity date or any such security becoming enforceable and, so far as the Company is aware, no person to whom any indebtedness of the Company or any of its Subsidiaries is owed which is repayable on demand has demanded or threatened to demand repayment of, or to take any steps to enforce any security for the same, in each case which would have or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ee)	Solvency. Except as set forth in Section 3.1(ee) of the Disclosure Letter, the Company and each of its Subsidiaries is Solvent. As used herein, the term “Solvent” means, with respect to an entity, on a particular date, that on such date: (i) the realizable value of the assets of such entity is greater than or equal to the total amount of liabilities

(including contingent liabilities) of such entity; and (ii) the entity is able to pay its liabilities (including contingent obligations) as they become due. No winding up or liquidation proceedings have been commenced against the Company or any of its Subsidiaries and no proceedings have been started or, to the knowledge of the Company, threatened for the purpose of, and no judgment has been rendered, declaring the Company or any of its Subsidiaries bankrupt or in any insolvency proceeding, or for any arrangement or composition for the benefit of creditors, or for the appointment of a receiver, trustee, administrator or similar officer of any of the Company and its Subsidiaries, or any of their respective properties, revenues or assets.

(ff)	Absence of Defaults. Neither the Company nor any of its Subsidiaries is, or with the giving of notice or lapse of time or both would be, (A) in violation of any provision of any applicable Laws (B) its charter documents, by-laws, business license, business permit or other constitutional documents, or (C) any judgment, order, writ or decree of any Governmental Entity; except, in the case of clause (A) and (C) above, for such violations or defaults that would not result in a Material Adverse Effect.

(gg)	Insurance.
(i)	Each of the Company and its Subsidiaries is, and has been continuously since January 1, 2008, insured by reputable and financially responsible third party insurers in respect of the operations and assets of the Company and its Subsidiaries with policies issued, such policies having terms and providing insurance coverages comparable to those that are customarily carried and insured against by owners of comparable businesses, properties and assets. The limits contained within such policies have not been exhausted or significantly diminished and, except as set forth in Section 3.1(gg) of the Disclosure Letter, no further premiums or payments will be due following the Effective Time with respect to periods of time occurring prior to the Effective Time. The third party insurance policies of the Company and its Subsidiaries are in full force and effect in accordance with their terms and the Company and its Subsidiaries are not in material default under the terms of any such policy. As of the date hereof, the Company has no knowledge of threatened termination of, or material premium increase with respect to, any of such policies.

(ii)	Each of the Company and its Subsidiaries maintains a sufficient level of insurance to comply with (A) each of the Permits applicable to it and (B) the terms and conditions of each of the Material Contracts.

(iii)	The Company has made available to Parent in the Maple Data Room on or prior to December 21, 2010 a complete and accurate claims history for the Company during the past two years including with respect to insurance obtained but not currently maintained, together with a statement of the aggregate amount of claims paid out, and claims pending. The Company has made available to Parent true and complete copies of all such policies, bonds or binders in effect on the date hereof (including copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder).

(iv)	There is no material claim pending under any insurance policy that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All material Litigation covered by any of the insurance policies have been properly reported to and accepted by the applicable insurer.
(hh)	Related Party Transactions. Except as disclosed in the Maple Filings, neither the Company nor any of its Subsidiaries is indebted to any Maple Personnel or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses). Except as set forth in Section 3.1(hh) of the Disclosure Letter, no Maple Personnel or any of its respective affiliates or associates is a party to any material loan, contract, arrangement or understanding or other transactions with the Company or any of its Subsidiaries required to be disclosed pursuant to applicable Securities Laws.

(ii)	Opinion of Financial Advisor. The Board has received the written Fairness Opinion of Canaccord Genuity Corp. to the effect that, as of the date of the Arrangement Agreement, based upon the assumptions and limitations contained therein, the Cash Proceeds per Share to be received by the holders of the Maple Shares under the proposed Arrangement is fair, from a financial point of view, to the Maple Shareholders. A redacted copy of the engagement letter between the Company and Canaccord Genuity Corp. and a complete copy of the Fairness Opinion has been provided to Parent.

(jj)	Restrictions on Business Activities. There is no judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries that has (including following the transactions contemplated by the Arrangement Agreement) or could have the effect of prohibiting, restricting or impairing the type of business which may be conducted by the Company or any Subsidiary, the geographic area in which all or a material portion of the Company or any Subsidiary may be conducted or any business practices of the Company or such Subsidiary.

(kk)	Company Stock Option Plan and DSU Plan. Since the original date of adoption by the Company of the Maple Stock Option Plan and Deferred Share Unit Plan, there has not been a takeover, change of control or other event identified in subsection 6.1(d) of the Maple Stock Option Plan or section 5.1 of the Deferred Share Unit Plan, other than resulting from the transactions contemplated by the Arrangement Agreement.

(ll)	Finders’ Fees. Except for Canaccord Genuity Corp., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by the Arrangement Agreement. The Company has made full disclosure to Parent of all fees to be paid to Canaccord Genuity Corp. under the terms of the agreement with Canaccord Genuity Corp.

(mm)	Investment Canada Act (Culture). None of the Company, any of its Subsidiaries and any other entities the control of which is being acquired as a result of the transactions contemplated by the Arrangement Agreement is engaged in any business of the type enumerated in Section 14.1(5) of the ICA.

(nn)	Investment Canada Act Threshold. The aggregate value of assets of the Company, together with its Subsidiaries and any other entities the control of which is being acquired as a result of the transactions contemplated by the Arrangement Agreement, as such value is determined in accordance with the ICA, does not exceed Cdn$290 million.

(oo)	Size of Parties Threshold, Competition Act. The Company, together with its affiliates (as such term is defined in subsection 2(2) of the Competition Act), does not have assets in Canada, nor does it have gross revenues from sales in, from or into Canada, equal to or exceeding Cdn$250 million, as such values for assets and gross revenues are determined pursuant to subsection 109(1) of the Competition Act.

(pp)	United States Securities Laws.
(i)	The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the 1934 Act).

(ii)	The Company does not have any class of securities registered under the 1934 Act.
(qq)	Foreign Corrupt Practices Act. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, Affiliate or other person acting on behalf of the Company or any of its Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) (assuming the applicability of the FCPA to the Company and each of its Subsidiaries) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA, and the Company, any of its Subsidiaries and, to the knowledge of the Company, their respective Affiliates have conducted their businesses in compliance with the FCPA (assuming the applicability of the FCPA to the Company, each of its Subsidiaries and such Affiliates) and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(rr)	Export Controls. The Company and each of its Subsidiaries have at all times conducted their export transactions materially in accordance with (i) all applicable Canadian and U.S. export and re-export controls and economic sanctions laws, including the United States Export Administration Act of 2001, as amended, and Regulations and Foreign Assets Control Regulations and (ii) all other applicable import/export controls and economic sanctions laws in other countries in which the Company or any of its

Subsidiaries conducts business, except where the failure to do so would not have or would not reasonably be expected to have a Material Adverse Effect. There are no pending or, to the Company’s knowledge, threatened claims against the Company or any of its Subsidiaries with respect to any export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Entity required for (A) the export and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States, Canada and abroad

(ss)	Money Laundering Laws. The operations of the Company and each of its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of applicable laws, the money laundering statutes of all jurisdictions in which the Company or any of its Subsidiaries does business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(tt)	OFAC. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, Affiliate or other person acting on behalf of the Company or any the Company Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department or any Canadian sanctions implemented under the Export and Import Permits Act (Canada), the United Nations Act (Canada), the Special Economic Measures Act (Canada) or the Criminal Code (Canada) or any regulations further implementing such Canadian economic sanctions legislation.

(uu)	HSR Act. The Company, along with all entities controlled by it, does not hold assets located in the United States (other than investment assets, voting or nonvoting securities of another person and assets included pursuant to Section 801.40(d)(2) of the HSR Act) having an aggregate book value of over US$63,400,000, and the Company, along with all entities controlled by it, has not made aggregate sales in or into the United States of over US$63,400,000 in its most recent fiscal year, all within the meaning of the HSR Act.

(vv)	Government Contracts.
(i)	To the knowledge of the Company, none of the employees, consultants or agents of the Company or any of its Subsidiaries is or during the last two years has been (except as to routine security investigations) under administrative, civil or criminal investigation, charges or indictment by any Governmental Entity in connection with their employment or engagement at the Company or any of its Subsidiaries. There is no pending, and during the last two years there has been no, audit or, to the knowledge of the Company, investigation by a Governmental Entity with respect to any alleged improper activity, misstatement or omission arising under or relating to any Contract between or among the Company or any of its Subsidiaries and any Governmental Entity (a “Government Contract”). During the last two years, neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation, has had reason to conduct, initiate or report any internal investigation, or has made a voluntary disclosure with respect to any alleged improper activity, misstatement or omission arising under or relating to a Government Contract.

(ii)	There are (A) no outstanding claims against the Company or any of its Subsidiaries by a Governmental Entity or by any prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract that is reasonably likely to result in a material liability to the Company or any of its Subsidiaries, a suspension or debarment of the Company or any of its Subsidiaries from doing business with a Governmental Entity, a finding of non-responsibility or ineligibility for contracting with a Governmental Entity or any other material impairment of any business relationship between the Company and any of its Subsidiaries, on the one hand, and a Governmental Entity, on the other hand, and (B) no material disputes between the Company or any of its Subsidiaries and a Governmental Entity or between the Company or any of its Subsidiaries and any prime contractor, subcontractor or vendor arising under or relating to any Government Contract. To the knowledge of the Company, no event, condition or omission has occurred that would reasonably constitute grounds for a claim or a dispute under clause (A) or (B). Neither the Company nor any of its Subsidiaries has an interest in any pending or potential claim against a Governmental Entity or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract.

(iii)	None of the Company, its Subsidiaries or, to the knowledge of the Company, any of their respective employees, consultants or agents is (or during the last four years has been) suspended or debarred from doing business with a Governmental Entity or is (or during such period was) the subject of a finding of non-responsibility or ineligibility for contracting with a Governmental Entity.

(iv)	All test and inspection results that the Company or its Subsidiaries have provided to a Governmental Entity or any other entity pursuant to a Government Contract or as a part of the delivery to a Governmental Entity pursuant to a Government Contract of any article designed, engineered or manufactured by the Company or its Subsidiaries were complete and correct in all material respects. Either the Company or one of its Subsidiaries has provided all material test and inspection results to the relevant Governmental Entity pursuant to each Government Contract as required by applicable Laws and the terms of the applicable Government Contract.

(v)	With respect to each Government Contract (A) all material representations and certifications of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees set forth in or pertaining to such Government Contract were current, complete and correct as of their effective date, and the

Company or one of its Subsidiaries has complied in all material respects with all such representations and certifications; (B) as of the date of the Arrangement Agreement, no Governmental Entity nor any prime contractor, subcontractor or other entity has notified the Company or its Subsidiaries in writing that the Company or its Subsidiaries has materially breached or violated any applicable Laws pertaining to such Government Contract; (C) as of the date of the Arrangement Agreement, no termination for default, cure notice or show cause notice is in effect pertaining to such Government Contract and (D) as of the date of the Arrangement Agreement, to the knowledge of the Company, no event, condition or omission has occurred or exists that would constitute grounds to any action referred to in clause (C); (E) as of the date of this Arrangement Agreement, to the knowledge of the Company, no cost incurred by the Company or its Subsidiaries pertaining to such Government Contract is the subject of any investigation or has been disallowed by the relevant Governmental Entity and (F) as of the date of the Arrangement Agreement, no amount of money due to the Company or its Subsidiaries pursuant to such Government Contract has been withheld or set off.
(ww)	No Collateral Benefit. Other than as set out in Section 3.1(xx) of the Disclosure Letter, to the knowledge of the Company no person will receive a “collateral benefit” (within the meaning of MI 61-101) from the Company or any of its Subsidiaries as a consequence of the transactions contemplated by the Arrangement Agreement.